

2022 Proxy Statement

& Notice of Annual Meeting

February 1, 2023 | Dublin, Ireland

Summary of Contents

Dear Fellow Shareholder:

Accenture plc's 2023 annual general meeting of shareholders will be held at 1:30 pm local time on Wednesday, February 1, 2023 at The Dock, located at 7 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland.

The attached notice of the 2023 annual general meeting of shareholders and proxy statement provide important information about the meeting and will serve as your guide to the business to be conducted at the meeting. Your vote is very important to us. We urge you to read the accompanying materials regarding the matters to be voted on at the meeting and to submit your voting instructions by proxy. The Board of Directors recommends that you vote "FOR" each Director nominee included in Proposal 1, "FOR" Proposals 2, 4, 5, 6 and 7 and vote "ONE YEAR" for Proposal 3, as listed on the attached notice.

You may submit your proxy either over the telephone or the Internet. In addition, if you have requested or received a paper copy of the proxy materials, you can vote by marking, signing, dating and returning the proxy card or voter instruction form sent to you in the envelope accompanying the proxy materials.

Sincerely,



Julie Sweet
Chair and Chief Executive Officer
December 13, 2022

> " Accenture's goal is to create 360° value for all our stakeholders, reflecting our growth strategy, our core values and our culture of shared success with our clients, people, shareholders, partners and communities. On behalf of Accenture's Board of Directors, thank you for your continued trust and support. "

Notice of Annual General Meeting of Shareholders

Date
Wednesday, February 1, 2023

Time
1:30 pm local time

Place
The Dock, 7 Hanover Quay
Grand Canal Dock, Dublin 2, Ireland

Record Date
December 6, 2022

Availability of Materials
The proxy statement, our Annual Report for the fiscal year ended August 31, 2022 and our Irish financial statements are available at
www.proxyvote.com

Your vote is important

To make sure your shares are represented, please cast your vote as soon as possible in one of the following ways:

Internet
Online at
www.proxyvote.com



Telephone
Call **1 (800) 690-6903**



Mail
Mark, sign and date your proxy card or voting instruction form and return it in the postage-paid envelope



QR Code
Scan this QR code. Additional software may be required for scanning



Items of Business

1. By separate resolutions appoint the nine director nominees described in the proxy statement

2. Approve, in a non-binding vote, the compensation of our named executive officers

3. Approve, in a non-binding vote, the frequency of future non-binding votes to approve the compensation of our named executive officers

4. Ratify, in a non-binding vote, the appointment of KPMG LLP ("KPMG") as independent auditor of Accenture plc (the "Company") and authorize, in a binding vote, the Audit Committee of the Board of Directors (the "Board") to determine KPMG's remuneration

Annual Irish Law Proposals:

5. Grant the Board the authority to issue shares under Irish law

6. Grant the Board the authority to opt-out of pre-emption rights under Irish law

7. Determine the price range at which the Company can re-allot shares that it acquires as treasury shares under Irish law

The Board recommends that you vote "FOR" each director nominee included in Proposal 1, "FOR" Proposals 2, 4, 5, 6 and 7 and vote "ONE YEAR" for Proposal 3. The full text of these proposals is set forth in the accompanying proxy statement. Registered shareholders of the Company at the close of business on the record date are eligible to vote at the meeting.

During the meeting, management will also present, and the auditors will report to shareholders on, our Irish financial statements for the fiscal year ended August 31, 2022.

We recommend that you review the further information on the process for, and deadlines applicable to, voting, attending the meeting and appointing a proxy under "Questions and Answers about the Annual Meeting" on page 83 of the proxy statement.

By order of the Board of Directors,

Joel Unruch

Joel Unruch

General Counsel and Corporate Secretary
December 13, 2022



Proxy Summary

This proxy summary highlights information contained elsewhere in this proxy statement, which is first being sent or made available to shareholders on or about December 13, 2022. This summary does not contain all of the information you should consider, so please read the entire proxy statement carefully before voting.

Items of Business

The following table summarizes the proposals to be voted upon at the 2023 Annual General Meeting of Shareholders to be held on February 1, 2023 (the "Annual Meeting") and the Board's voting recommendations with respect to each proposal.

	Proposals	Required Approval	Board Recommendation	Page
1.	Appointment of Directors	Majority of Votes Cast	**FOR each nominee**	20
2.	Advisory Vote to Approve Executive Compensation	Majority of Votes Cast	**FOR**	37
3.	Advisory Vote on Frequency of Future Votes to Approve Executive Compensation	Majority of Votes Cast	**One Year**	39
4.	Ratify the Appointment and Approve Remuneration of Auditor	Majority of Votes Cast	**FOR**	75
5.	Grant Board Authority to Issue Shares	Majority of Votes Cast	**FOR**	78
6.	Grant Board Authority to Opt-Out of Pre-emption Rights	75% of Votes Cast	**FOR**	79
7.	Determine Price Range for the Re-Allotment of Treasury Shares	75% of Votes Cast	**FOR**	81

Our Company

Accenture (the "Company") is a leading global professional services company that helps the world's leading businesses, governments and other organizations build their digital core, optimize their operations, accelerate revenue growth and enhance citizen services—creating tangible value at speed and scale. We are a talent and innovation led company with over 721,000 people serving clients in more than 120 countries.

Technology is at the core of change today, and we are one of the world's leaders in helping drive that change, with strong ecosystem relationships. We combine our strength in technology with unmatched industry experience, functional expertise and global delivery capability. We are uniquely able to deliver tangible outcomes because of our broad range of services, solutions and assets across Strategy & Consulting, Technology, Operations, Industry X and Accenture Song. These capabilities, together with our culture of shared success and commitment to creating 360° value, enable us to help our clients succeed and build trusted, lasting relationships.

We measure our success by the 360° value we create for our clients, each other, our shareholders, partners and communities.



Our Strategy

The core of our growth strategy is delivering 360° value to our clients, people, shareholders, partners and communities. Our strategy defines the areas in which we will drive growth, build differentiation via 360° value and enable our business to create that value every day. We define 360° value as delivering the financial business case and unique value a client may be seeking, and striving to partner with our clients to achieve greater progress on inclusion and diversity, reskill and upskill our clients' employees, help our clients achieve their sustainability goals, and create meaningful experiences, both with Accenture and for the customers and employees of our clients.

We bring industry specific solutions and services as well as cross industry expertise and leverage our scale and global footprint, innovation capabilities, and strong ecosystem partnerships together with our assets and platforms including MyWizard, MyNav and SynOps to deliver tangible value for our clients.

We help our clients use technology to drive enterprise-wide transformation, which includes:

- **building their digital core—**such as moving them to the cloud, leveraging data and artificial intelligence, and embedding security across the enterprise;

- **optimizing their operations—**such as helping our clients digitize faster, access digital talent and reduce costs as well as through digitizing engineering and manufacturing; and

- **accelerating their revenue growth—**such as through using technology and creativity to create personalized connections, experiences and targeted sales at scale, leveraging data and AI, transforming content supply chains and marketing and commerce models and helping create new digital services and business models.

Our managed services have become increasingly strategic as companies seek to move faster and leverage our digital platforms and talent as well as reduce costs.

We believe our strategy to deliver 360° value makes us an attractive destination for top talent, a trusted partner to our clients and ecosystem partners, and a respected member of our communities.

We believe that the companies that will lead in the next decade need to harness the five key forces of change we have identified—total enterprise reinvention, talent, sustainability, the metaverse continuum and the ongoing technology revolution. We are investing and co-creating with clients and partners to lead in helping our clients thrive across these forces, which we expect to have different time horizons. Today, the strong demand we continue to see across our geographic markets, services and industries is being primarily driven by the first two, as companies are in the early stages of harnessing these forces. We have summarized below each of the five key forces as we currently see them evolving.

- **Total enterprise reinvention,** as we believe every part of every business must be transformed by technology, data and AI, with new ways of working and engaging with customers, employees and partners, and new business models, products and services. We are helping clients build their digital core, optimize operations and accelerate growth.

- **Talent,** as companies must be able to access great talent, be talent creators not just consumers, and unlock the potential of their people—from the ways they organize and work, to their culture, to their employee value proposition.

- **Sustainability,** as consumers, employees, business partners, regulators and investors are demanding companies move from commitment to action—we believe every business must be a sustainable business.

- **The metaverse continuum,** moving seamlessly between virtual and physical, which we believe will provide even greater possibilities in the next waves of digital transformation.

- **The ongoing technology revolution,** from the rich innovation to come in the powerful technologies being used to transform companies today, to the new fields of the future, from quantum computing, to science and space technology.

We believe that helping clients navigate these five key forces of change will, in turn, drive our growth.

Key enablers of our growth strategy include:

Our People
As a talent and innovation led organization, across our entire business our people have highly specialized skills that drive our differentiation and competitiveness. We care deeply for our people, and are committed to a culture of shared success, to investing in our people to provide them with boundaryless opportunities to learn and grow in their careers through their work experience and continued development, training and reskilling, and to helping them achieve their aspirations both professionally and personally. We have an unwavering commitment to inclusion and diversity;

Our Commitment
We are a purpose-driven company, committed to ***delivering on the promise of technology and human ingenuity*** by continuously innovating and developing leading-edge ideas and leveraging emerging technologies in anticipation of our clients' needs. Our culture is underpinned by our core values and Code of Business Ethics, which are key drivers of the trust our clients and partners place in us; and

Our Foundation
Our Leadership Essentials set the standard for what we expect from our people. Our growth model, which leverages our global sales, client experience and innovation, while organizing around geographic markets and industry groups within those markets, enables us to be close to our clients, people and partners to scale efficiently. Our enduring shareholder value proposition is also a key element of the foundation that enables us to execute on our growth strategy through the financial value it creates.



Creating 360° Value

Our strategy is to create 360° value for all our stakeholders—our clients, people, shareholders, partners and communities. We measure our success by both our financial results and the broader 360° value we create for our stakeholders.

We delivered outstanding financial results in fiscal 2022, with significant market share gains, sustained profitability, record earnings growth, and excellent free cash flow, driving superior shareholder value. These strong financial results allow us to deliver 360° value for all our stakeholders.

Revenues

$61.6B

A record increase of 22% in U.S. dollars and 26% in local currency* from fiscal 2021, including revenues of $29.1 billion from North America, $20.3 billion from Europe and $12.2 billion from Growth Markets

Diluted Earnings Per Share

$10.71

A 17% increase from $9.16 in fiscal 2021, and a **22% increase from adjusted fiscal 2021 EPS** of $8.80, which excluded $0.36 in gains on an investment

Free Cash Flow

$8.8B

Record free cash flow, defined as operating cash flow of **$9.5 billion** net of property and equipment additions of **$718 million**, with a free cash flow to net income ratio of 1.3

New Bookings

$71.7B

Record bookings, **an increase of 21%** in U.S. dollars and 25% in local currency from fiscal 2021

Operating Margin

15.2%

An expansion of 10 basis points from fiscal 2021, while continuing to invest in our business, people and communities

Cash Returned to Shareholders

$6.6B

Defined as **cash dividends of $2.5 billion** and **share repurchases of $4.1 billion**. In fiscal 2022, we paid dividends of $3.88 per share, a 10% increase over the prior year

* See "Reconciliation of GAAP Measures to Non-GAAP Measures" on pages 90-91.

For the three-year period from the end of fiscal 2019 through fiscal 2022, our performance demonstrates our focus on delivering shareholder value.

Broad-Based Revenue Growth

12.5% CAGR* in U.S. dollars and
13.3% in local currency

Revenues



2019 $43.2B
2022 $61.6B

* "CAGR" means Compound Annual Growth Rate.

Sustained Margin Expansion

60 basis point expansion

Operating Margin



2019   14.6%
2022   15.2%

Strong Earnings Growth

13% CAGR

Earnings Per Share



2019 $7.36
2022 $10.71

Significant Cash Returned to Shareholders since Fiscal 2019

10% CAGR dividends per share

Cash Returned to Shareholders



$17.5B Total

Dividends   2020 2021 2022 $6.7B Total
Repurchases   2020 2021 2022 $10.7B Total

Total Shareholder Return (TSR)**



■ Accenture   ▲ S&P 500 Index   ● S&P 500 Information Technology Sector Index

** The cumulative TSR on our Class A shares for the period August 31, 2019 - August 31, 2022, compared with the cumulative TSR over the same period of the S&P 500 Stock Index and the S&P 500 Information Technology Sector Index, assuming that on August 31, 2019, $100 was invested in our Class A shares and in each of the two indices, with dividends reinvested on the ex-dividend date without payment of any commissions.

We continue to invest to create 360° value across our business, people and communities, including in the following key areas during fiscal 2022:

Investments in Acquisitions

$3.4B

38 strategic investments to scale in high growth areas of the market, acquire critical skills and capabilities, deepen our industry and functional expertise and drive continued innovation

Developing Our People

$1.1B

Investment in continuous learning and development. With our digital learning platform, we delivered **over 40 million training hours**, an increase of 27% compared to fiscal 2021

Strong Leadership

9,700+

Accenture leaders, with an average of 15 years of Accenture experience, and a Global Management Committee team with an average of 24 years of Accenture experience

Gender Equality

47%

Women, on track to achieve our goal of 50% by 2025

Research and Development

$1.1B

Investment in assets, platforms and industry and functional solutions to extend our capabilities while **protecting our innovative and differentiated technology solutions** through more than 8,300 patents and pending patent applications worldwide

Promoting Our People

157,000

We celebrated approximately 157,000 promotions, and added almost 100,000 people to our global workforce

Commitment to Our Communities

1.6M+

People equipped with skills to make substantive improvements to their lives through our **Skills to Succeed** initiative

Renewable Electricity

97%

Toward our goal of 100% by the end of 2023

Compensation Highlights

Consistent with our pay-for-performance philosophy, 2022 compensation decisions were aligned with our very strong financial performance in fiscal 2022, as described further under "Executive Compensation—Compensation Discussion and Analysis—Fiscal 2022 Compensation Decisions."

Pay-for-Performance

The Company's performance with respect to total shareholder return over a three-year period was at the **78th percentile** among the companies in our peer group. The realizable total direct compensation for the chair and chief executive officer role over this same period was at the **50th percentile,** which indicates that our relative Company performance ranked higher than relative realizable pay, as compared to our peer group.


3-Year Realizable Total CEO Compensation Percentile
100%
50%
0%
50th percentile pay
Accenture
78th percentile TSR
50%
100%
Peer Companies
3-Year Total Shareholder Return Percentile

See page 46 for a definition of realizable total direct compensation.

2022 Chair and CEO Total Compensation Highlights

Our compensation program is designed to reward executives for their overall contribution to Company performance, including the Company's execution against its business plan and the creation of 360° value for all stakeholders, and to provide executives with incentives to continue to expand their contributions to Accenture. The compensation decisions in recognition of performance during fiscal 2022, including with respect to our chair and chief executive officer, were tied to Company and individual performance. In making its compensation decisions, the Compensation, Culture & People Committee considered many factors, including

the Company's outstanding financial performance and significant market share gains during fiscal 2022 across all services and markets, Ms. Sweet's exceptional level of engagement with the Company's clients globally, her execution of the Company's strategic objectives, all while continuing our progress toward sustainability goals and investing significantly in our business, people and communities, and her response to geopolitical crises. The following reflects the pay decisions for our chair and chief executive officer, Julie Sweet, for fiscal 2022 performance:



Julie Sweet
Chair and chief executive officer

Base Compensation (as of Dec. 1, 2022)	$1,550,000
Fiscal 2022 Global Annual Bonus	$5,900,000
Target Value of January 2023 Equity Awards	$20,000,000 • $15,000,000 under Key Executive Performance Share Program • $5,000,000 under Accenture Leadership Performance Equity Award Program



6%
Base Compensation

21%
Fiscal 2022 Global
Annual Bonus

Pay Mix

73%
January 2023
Equity Awards

75%
of equity awards are granted under the Key Executive
Performance Share Program and are **subject to
Company performance over a 3-year period**

Compensation Practices

The Compensation, Culture & People Committee oversees the design and administration of the Company's compensation programs. The Compensation, Culture & People Committee believes that a well-designed, consistently applied compensation program is fundamental to the long-term creation of shared success—our commitment to make a positive difference together with our clients, people, shareholders, partners and communities. The following table summarizes some highlights of our compensation practices that drive our named executive officer compensation programs:

What We Do

- Align our executive pay with performance
- Set challenging performance objectives
- Provide an appropriate mix of short- and long-term incentives
- Align executive compensation with shareholder returns through performance-based vesting of equity incentive awards

- Use appropriate peer groups when establishing compensation
- Maintain meaningful equity ownership guidelines
- Include caps on individual payouts in short- and long-term incentive plans
- Include a clawback policy for our cash and equity incentive awards

- Mitigate potential dilutive effects of equity awards through our share repurchase programs
- Hold an annual "say-on-pay" advisory vote
- Conduct annual compensation risk review and assessment
- Retain an independent compensation consultant

What We Don't Do

- No contracts with multi-year guaranteed salary increases or non-performance bonus arrangements
- No "golden parachutes," change in control payments or excise tax gross-ups

- No change in control "single trigger" equity acceleration provisions
- No dividends or dividend equivalents paid until vesting

- No hedging or pledging of Company shares
- No supplemental executive retirement plan

Corporate Governance Highlights

Accenture has a history of strong corporate governance. The Company believes good governance is critical to achieving long-term shareholder value. We are committed to governance practices and policies that serve the long-term interests of the Company and its stakeholders. The following table summarizes certain highlights of our corporate governance practices and policies:

Our Practices and Policies

- Annual election of directors

- 100% independent Board committees

- Shareholders holding 10% or more of our outstanding share capital have the right to convene a special meeting

- 8 of our 9 director nominees are independent

- Strong independent Lead Director, elected by the independent directors

- Annual Board, committee and individual director evaluations and self-assessments

- Active shareholder engagement

- Proxy access right

- Regular executive sessions, where independent directors meet without management present

- Robust director selection process resulting in a diverse and international Board in terms of gender, race, ethnicity, experience, perspectives, skills and tenure

- Policy on political contributions and lobbying

- Board takes active role in Board succession planning and is committed to Board refreshment

- Active Board oversight of strategy, risk management and environmental, social and governance ("ESG") matters

- Committee oversight of ESG performance, disclosure, strategies, goals, objectives, risks and opportunities, as well as strategies related to the Company's people, including pay equity, inclusion and diversity, leadership succession and risks

- Board diversity policy to actively seek out women and underrepresented candidates

- Director overboarding policy limiting service to 3 other public company boards or 2 other public company boards if the director is a public company chief executive officer

- Formalized committee oversight to cover political, lobbying and other grassroots advocacy activities and related policies and practices

Our Director Nominees

Our director nominees exhibit a mix of skills, experience, diversity and perspectives:

		Principal Occupation	Age	Director since	Committee Memberships	Other Public Company Boards
	Jaime Ardila	Former EVP and President, South America, General Motors Company	67	2013	Audit, Finance (C), Nominating, Governance & Sustainability	2
	Nancy McKinstry	CEO & Chairman of the Executive Board, Wolters Kluwer N.V.	63	2016	Compensation, Culture & People (C), Nominating, Governance & Sustainability	1
	Beth E. Mooney	Former Chairman & CEO, KeyCorp	67	2021	Compensation, Culture & People, Finance	2
	Gilles C. Pélisson **Independent Lead Director**	Chairman & Former CEO, TF1 Group	65	2012	Nominating, Governance & Sustainability	1
	Paula A. Price	Former CFO, Macy's, Inc.	61	2014	Audit (C), Compensation, Culture & People	2
	Venkata (Murthy) Renduchintala	Former Chief Engineering Officer, Intel Corporation	57	2018	Audit, Finance	0
	Arun Sarin	Former CEO, Vodafone Group plc	68	2015	Compensation, Culture & People, Nominating, Governance & Sustainability (C)	2
	Julie Sweet **Chair**	Chair & CEO, Accenture plc	55	2019	—	0
	Tracey T. Travis	CFO, The Estée Lauder Companies Inc.	60	2017	Audit, Finance	1

Female Directors	Racially and Ethnically Diverse Directors	Board Committees Chaired by Women	Board Committees Chaired by Racially and Ethnically Diverse Directors
56%	56%	50%	75%

Table of Contents

We use the terms "Accenture," the "Company," "we," "our" and "us" in this proxy statement to refer to Accenture plc and its subsidiaries. All references to "years," unless otherwise noted, refer to our fiscal year, which ends on August 31.



Corporate Governance

Corporate Governance

The Board is responsible for providing governance and oversight over the strategy, operations and management of Accenture. The primary mission of the Board is to represent and protect the interests of our shareholders. The Board oversees our senior management, to whom it has delegated the authority to manage the day-to-day operations of the Company. The Board has adopted Corporate Governance Guidelines, committee charters and a Code of Business Ethics which, together with our Memorandum and Articles of Association, form the governance framework for the Board and its committees. We believe good governance strengthens the Board and management's accountability. The Board regularly (and at least annually) reviews its Corporate Governance Guidelines and other corporate governance documents and from time to time revises them when it believes it serves the interests of the Company and its shareholders to do so and in response to feedback from shareholders, changing regulatory and governance requirements and best practices. The following sections provide an overview of our corporate governance structure, including director independence and other criteria we use in selecting director nominees, our Board leadership structure and the responsibilities of the Board and each of its committees.



Key Corporate Governance Documents

The following materials are accessible through the Governance Principles section of our website at **www.accenture.com/us-en/about/governance/company-principles:**

- Corporate Governance Guidelines
- Code of Business Ethics
- Committee Charters
- Memorandum and Articles of Association

Printed copies of all of these documents are also available free of charge upon written request to our Investor Relations Group at Accenture, Investor Relations, 395 Ninth Avenue, 60th Floor, New York, NY 10001, USA. Accenture's Code of Business Ethics is applicable to all of our directors, officers and employees. If the Board grants any waivers from our Code of Business Ethics to any of our directors or executive officers, or if we amend our Code of Business Ethics, we will, if required, disclose these matters through our website on a timely basis.

Corporate Governance Practices

Accenture has a history of strong corporate governance. We are committed to governance policies and practices that serve the interests of the Company and its shareholders. Over the years, our Board has evolved our practices in the interests of Accenture's shareholders. Our governance practices and policies include the following, among other things:

Annual election of directors	All of our directors are elected annually.
Independent Board	All of our directors are independent except for our chair and chief executive officer.
100% independent Board committees	Each of our four committees consists solely of independent directors. Each standing committee operates under a written charter, which is reviewed annually, that has been approved by the Board.
Strong independent Lead Director, elected by the independent directors	We have an independent Lead Director of the Board who has comprehensive duties that are set forth in the Company's Corporate Governance Guidelines, including leading regular executive sessions of the Board, where independent directors meet without management present.
Annual Board, committee and individual director evaluations and self-assessments	The Nominating, Governance & Sustainability Committee conducts a confidential survey of the Board and its committees each year. The independent Lead Director and chair of the Nominating, Governance & Sustainability Committee also conduct a self-assessment interview with each Board member that is designed to enhance his or her participation and role as a member of the Board, as well as to assess the competencies and skills each individual director is expected to bring to the Board.

Commitment to Board refreshment	Our Board takes an active role in Board succession planning, is committed to Board refreshment and works towards creating a balanced Board with both fresh perspectives and deep experience. As a refreshment mechanism, we have a retirement age of 75. The current average tenure of our nine director nominees is 6.4 years.
Board oversight of ESG	The Board has delegated ESG oversight responsibility to committees of the Board based on the expertise of those committees. The Nominating, Governance & Sustainability Committee oversees the Company's overall ESG performance, disclosure, strategies, goals and objectives and monitors evolving ESG risks and opportunities. The Compensation, Culture & People Committee oversees the Company's strategies related to the Company's people, including matters such as pay equity, inclusion and diversity, leadership succession and culture and monitors related risks.
Board diversity policy	As part of the search process for new director candidates, the Nominating, Governance & Sustainability Committee actively seeks out women and underrepresented candidates to include in the pool from which Board nominees are chosen (and instructs any search firm engaged for the search to do so).
Director overboarding policy	Our directors may not serve on the boards of more than three public companies, in addition to our Board, and directors who are chief executive officers of public companies may not serve on the boards of more than two other public companies, in addition to our Board.
Board oversight of strategy and risk	Our Board provides active oversight of our strategy and enterprise risk management program (including cybersecurity and data privacy risks). The Audit Committee's oversight responsibility includes information technology risk exposures, including cybersecurity, data privacy and data security.
Director selection process	Our Board has a rigorous director selection process resulting in a diverse and international Board in terms of gender, race, ethnicity, experience, perspectives, skills and tenure.
Authority to call special meetings	Shareholders holding 10% or more of our outstanding share capital have the right to convene a special meeting.
No shareholder rights plan ("poison pill")	The Company does not have a poison pill.
Proxy access right	Eligible shareholders can (subject to certain requirements) include their own qualified director nominees in our proxy materials.
Active shareholder engagement	We regularly engage with our shareholders to better understand their perspectives, and our independent Lead Director has participated when requested by major shareholders.
Code of Business Ethics	Our Code of Business Ethics, which applies to all employees as well as all members of the Board, reinforces our core values and helps drive our culture of compliance, ethical conduct and accountability. The contents of our Code of Business Ethics are organized by six fundamental behaviors: Make Your Conduct Count; Comply with Laws; Deliver for Our Clients; Protect People, Information and Our Business; Run Our Business Responsibly; and Be a Good Corporate Citizen.

Clawback policy	We maintain a clawback policy applicable to our chair and chief executive officer, global management committee members (the Company's primary management and leadership team) and other senior leaders, which provides for the recoupment of incentive cash bonus and equity-based compensation under specified circumstances as further described under "Executive Compensation—Compensation Discussion and Analysis—Additional Information."
Director and executive officer equity ownership requirements	Each named executive officer is required to hold Accenture equity with a value equal to at least six times his or her base compensation by the fifth anniversary of becoming a named executive officer. Each director is required to hold Accenture equity having a fair market value equal to three times the value of the annual director equity grants within three years of joining the Board.
Prohibition on hedging or pledging of company stock	Our directors and all employees are prohibited from entering into hedging transactions, and our directors, our chair and chief executive officer, executive officers, members of our global management committee and other key employees are prohibited from entering into pledging transactions.

Leadership Structure

We believe strong independent leadership is essential for the Board to effectively perform its functions and to help ensure independent oversight of management. Our Corporate Governance Guidelines provide the Board with the flexibility to choose the appropriate Board leadership structure for the Company based on what it believes is best for Accenture and its shareholders at a given point in time. Our Corporate Governance Guidelines also provide that if the same person holds the chair and chief executive officer roles or if the chair is not independent, the independent directors of the Board will designate one of the independent directors to serve as the independent Lead Director.

Currently, our Board leadership structure consists of an independent Lead Director, a chair (who is also our chief executive officer) and strong independent committee chairs. The Board believes our structure provides independent Board leadership with the benefit of our chief executive officer serving as the chair at our regular board meetings. The Board regularly reviews its leadership structure and has determined that this structure is in the best interests of the Company and its shareholders at this time. Among other factors, the Board considered and evaluated: Ms. Sweet's knowledge of Accenture and its industry, which has been built up over 12 years of experience with the Company; the strength of Ms. Sweet's vision for the Company and the quality of her leadership; the importance of consistent, unified leadership to execute and oversee the Company's strategy; the strong and highly independent composition of the Board; and the meaningful responsibilities of the independent Lead Director.

Gilles Pélisson has served as our independent Lead Director since January 2020 and has been a director since 2012. The independent directors believe that Mr. Pélisson is well suited to serve as independent Lead Director given his significant managerial, operational and global experience, as well as his experience in corporate governance. As a result of his broad-based and relevant background, as well as his deep knowledge of Accenture's business, Mr. Pélisson is well positioned as independent Lead Director to provide constructive, independent and informed guidance and oversight to management. The Board believes that the presence of our independent Lead Director who, as described below, has meaningful oversight responsibilities, together with a combined chair and chief executive officer, provides the Company with the optimal leadership to drive the Company forward at this time.

We continue to believe it is important that the Board retain flexibility to determine whether these roles should be separate or combined based upon the Board's assessment of the Company's needs. The Board recognizes that no single leadership model is right for all companies and at all times, and will continue to evaluate whether to split or combine the chair and chief executive officer roles to ensure our leadership structure continues to be in the best interests of the Company and our shareholders.

Independent Lead Director; Executive Sessions



Gilles C. Pélisson
Independent Lead Director

The independent Lead Director helps to ensure there is an appropriate balance between management and the independent directors and to keep the independent directors fully informed and able to discuss and debate the issues that they deem important.

The responsibilities of the independent Lead Director, which are described in the Company's Corporate Governance Guidelines, include, among others:

Responsibility	Description
Agendas	Providing input on issues for Board consideration, helping set and approve the Board agenda, ensuring that adequate information is provided to the Board, helping ensure that there is sufficient time for discussion of all agenda items and approving schedules for Board meetings.
Board meetings	Presiding at all meetings of the Board at which the chair is not present.
Executive sessions	Authority to call meetings of independent directors and presiding at all executive sessions of the independent directors.
Communicating with directors	Acting as a liaison between the independent directors and the chair and chief executive officer.
Communicating with shareholders	If requested by major shareholders, being available for consultation and direct communication. Serving as a liaison between the Board and shareholders on investor matters.
Board evaluation process	Reviewing annual anonymous surveys and conducting in-person self-assessment interviews with each Board member, together with the chair of the Nominating, Governance & Sustainability Committee, in order to gain valuable insights on how to strengthen the performance of the Board, its committees and individual directors.

In addition to the above responsibilities, our independent Lead Director also has regular meetings with the chairs of the Board committees as well as our chair and chief executive officer, to discuss critical matters and other ongoing topics, including acquisitions, and management decisions.

The Board believes that one of the key elements of effective, independent oversight is that the independent directors meet in executive session on a regular basis without the presence of management to discuss various matters related to the oversight of the Company, including the Board's leadership structure and the chief executive officer's performance. Accordingly, our independent directors meet separately in executive session at each regularly scheduled Board meeting. Our independent directors held four executive sessions during fiscal 2022, all of which were led by the independent Lead Director.

Director Independence

The Board has adopted categorical standards designed to assist the Board in assessing director independence (the "Independence Standards"), which are included in our Corporate Governance Guidelines. The Corporate Governance Guidelines and the Independence Standards have been designed to comply with the standards required by the New York Stock Exchange ("NYSE"). In accordance with the applicable NYSE rules and our Corporate Governance Guidelines, the Board performs an annual review of the independence of all directors and nominees. To be considered independent, a director must not have any direct or indirect material relationship with Accenture, as determined affirmatively by the Board. In addition, committee members are subject to any additional independence requirements that may be required by applicable law, regulations and NYSE listing standards.

In making its independence recommendations, the Nominating, Governance & Sustainability Committee evaluates the various commercial, charitable and employment transactions and relationships known to the committee that exist between us and our subsidiaries on the one hand, and the directors and the entities with which certain of our directors or members of their immediate families are, or have been, affiliated (including those identified through our annual director questionnaires) on the other. Furthermore, the Nominating, Governance & Sustainability Committee discusses other relevant facts and circumstances regarding the nature of these transactions and relationships to determine whether other factors, regardless of the Independence Standards, might compromise a director's independence.

Based on its analysis, the Nominating, Governance & Sustainability Committee recommended, and the Board determined that, other than Julie Sweet, each of our directors (Jaime Ardila, Nancy McKinstry, Beth E. Mooney, Gilles C. Pélisson, Paula A. Price, Venkata (Murthy) Renduchintala, Arun Sarin, Frank K. Tang and Tracey T. Travis) is independent under all applicable standards, including, with respect to members of the Audit and Compensation, Culture & People Committees, those applicable to such committee service. The Board concurred in these recommendations. In reaching its determinations, the Nominating, Governance & Sustainability Committee and the Board considered that during fiscal 2022, Nancy McKinstry, Gilles C. Pélisson and Tracey T. Travis were employed by organizations that do business with Accenture. The amount received by Accenture or such other organization in each of the last three fiscal years did not exceed the greater of $1 million or 1% of either Accenture's or such organization's consolidated gross revenues.

Board Oversight

Oversight of Strategy

The Board is responsible for providing governance and oversight over the strategy, operations and management of Accenture. Acting as a full Board and through the Board's four standing committees, the Board is involved in the Company's strategic planning process. Each year, the Board holds a strategy retreat during which members of the Accenture Leadership team present the Company's overall corporate strategy and seek input from the Board. "Accenture Leadership" is comprised of members of our global management committee (our primary management and leadership team), senior managing directors and managing directors. At subsequent meetings, the Board continues to review the Company's progress against its strategic plan. In addition, throughout the year, the Board will review specific strategic initiatives where the Board will provide additional oversight. The Board is continuously engaged in providing oversight and independent business judgment on the strategic issues that are most important to the Company.

Oversight of Risk

The full Board is responsible for overseeing the Company's enterprise risk management ("ERM") program. As described more fully below, the Board fulfills this responsibility both directly and through its standing committees, each of which assists the Board in overseeing a part of the Company's overall risk management. The risks described in this section include those formally monitored at a Board or committee level as part of the ERM program, including the annual risk assessment process, program scope, status of priority risks and risk profile, among other things, or pursuant to committee charters. These risks do not represent a complete list of all enterprise risks that are considered and addressed from time to time by the Board and its committees. For more information on risks that affect our business, please see our most recent Annual Report on Form 10-K and other filings we make with the Securities & Exchange Commission (the "SEC").

Enterprise Risk Management Program

ERM Program
- An annual and ongoing process designed to identify, assess and manage the Company's risk exposures over the short-, intermediate- and long-term
- The chief operating officer, who reports to our chief executive officer, oversees the Company's ERM program
- Priority risk areas are assigned to one or more members of our global management committee to manage
- While the formal ERM assessment is conducted annually, the process provides the flexibility to make changes to the identified risks as needed and leaders engage with the ERM management team to escalate risks as appropriate

ERM Process
- Members of Accenture Leadership representing all markets and services are surveyed each year to provide insight into changing risk levels
- Based in part on the survey results and on other internal and external inputs, the Company:
    - identifies its material operational, strategic and financial risks
    - develops plans to monitor, manage and mitigate these risks
    - utilizes internal and external thought leadership to benchmark risk priorities on an annual basis
    - evaluates and prioritizes these risks by taking into account many factors, including the potential impact of risk events should they occur, the likelihood of occurrence and the effectiveness of existing risk mitigation strategies

Board Oversight of Risk

- Receives an annual review of the Company's ERM program, which includes:
  - the annual risk assessment process, program scope, status of priority and emerging risks and associated mitigation activities
  - the Company's approach to sustainability, people management, operational footprint, cybersecurity and data privacy and investment risks and strategies, among other things

- Receives interim updates as appropriate
- Reviews reports from external advisors such as outside counsel and industry experts to further understand priority risk areas
- Delegates specific risk oversight responsibility to committees based on expertise, as described below, and receives quarterly reports from the Board committee chairs, which include, when appropriate, updates with respect to risks overseen by the respective committees

Committee Oversight of Risk

Audit Committee

- Reviews our guidelines and policies with respect to risk assessment and management
- Reviews major financial, contract and information technology risk exposures, including cybersecurity, data privacy and data security, along with the monitoring and mitigation of these exposures

- Receives quarterly updates on the ERM program and in addition reviews enterprise risks and risk management topics, as needed
- Discusses with the chairs of the other committees the risk assessment process for the risks overseen by those committees, on at least an annual basis

Compensation, Culture & People Committee

- Reviews and discusses with management, management's assessment of people and culture related risks, including whether any risks arising from the Company's compensation programs are reasonably likely to have a material adverse effect on the Company

Finance Committee

- Reviews and discusses with management financial-related risks, including foreign exchange, counterparty and liquidity-related risks, major acquisitions and insurance exposure

Nominating, Governance & Sustainability Committee

- Evaluates the overall effectiveness of the Board and its committees, including the Board's focus on the most critical issues and risks
- Monitors evolving ESG risks

Cybersecurity and Data Privacy Risks

As part of the Board's role in overseeing the Company's ERM program, the Board devotes time and attention to cybersecurity and data privacy related risks, with the Audit Committee responsible for overseeing information technology risk exposures, including cybersecurity, data privacy and data security. The Audit Committee receives reports on cybersecurity and data privacy matters and related risk exposures from management, including our chief information security officer, at least twice a year and more frequently as applicable. The Audit Committee regularly updates the Board on such matters and the Board also periodically receives reports from management directly.

All Accenture people regularly participate in required and targeted data privacy trainings and annual information security trainings, in addition to completing at least one required level of our Information Security Advocate program, a self-paced training program designed to strengthen awareness and adoption of secure behaviors. We also assess the efficacy of our information security program through internal detection and monitoring systems, as well as through the engagement of external, third-party experts. Reflective of our commitment to cybersecurity and data privacy, we have received global certifications for Information Security (ISO 27001:2013) and Data Privacy (ISO 27701:2019).

Oversight of ESG

The core of our growth strategy is delivering 360° value to our clients, people, shareholders, partners and communities. To drive change for our clients, and for our business, we work across a spectrum of environmental, social and governance (ESG) priorities—and help our stakeholders do the same—contributing to the creation of a more sustainable world for all. At Accenture, responsibility for ESG matters starts at the top, with our Board actively overseeing our ESG strategies and progress in meeting our ESG-related commitments, and cascades throughout the business. As part of this, we have implemented a clear and comprehensive governance structure designed to help us achieve our goals and reflect our objectives throughout the organization while guiding our strategic approach. The Nominating, Governance & Sustainability Committee is responsible for overseeing our overall ESG performance, disclosure, strategies, goals and objectives and monitoring evolving ESG risks. In carrying out its responsibilities, the Nominating, Governance & Sustainability Committee receives periodic reports throughout the year from management on key ESG matters, including the sustainability services we provide to clients, our actions around being a responsible company and citizen, our progress in meeting our ESG-related commitments and our integrated reporting, which demonstrates our commitment to transparency and accountability of our goals and progress. In addition, the Compensation, Culture & People Committee is responsible for overseeing our strategies related to our people, including matters such as pay equity, inclusion and diversity, leadership succession and culture and the Audit Committee oversees our approach to the quality of ESG-related data and controls.

Our global management committee sponsors our responsible company strategies. These senior leaders, spanning multiple corporate functions, industries, services and geographies, engage on these topics and are responsible for implementing strategies, goals and policies. Together, they make strategic recommendations and decisions on our ESG initiatives, including sponsorship of our non-financial goals. In addition, in fiscal 2022, we formed a newly structured ESG executive committee, made up of a subset of the global management committee, accountable for approving strategic global decisions aligned to Accenture's corporate environmental sustainability commitments and growth objectives. Our ESG executive committee and steering committee (which is comprised of leaders across the Company) meet regularly to monitor our environmental performance, identify improvement areas and elevate matters to the Board as appropriate through the global management committee.

For more information about our ESG initiatives and progress in meeting our ESG-related commitments, please see "—Our People, Environment and Communities."

Oversight of People and Culture

Accenture is a talent and innovation led organization, with a culture of shared success, which is defined as success for our clients, people, shareholders, partners and communities. This culture is built upon four tangible building blocks—our beliefs, our behaviors, the way we develop and reward our people and the way we do business. Our Board plays an integral role in oversight of our people and our culture at Accenture, with the Compensation, Culture & People Committee responsible for overseeing the Company's strategies related to the Company's people, including matters such as pay equity, inclusion and diversity, leadership succession, culture and monitoring related risks. Throughout the year, the Board and the Compensation, Culture & People Committee receive reports from management, on Accenture's culture, talent development, retention and recruiting initiatives, inclusion and diversity strategy, pay equity, leadership and succession planning, and employee feedback. Moreover, our performance-based compensation program, which is reviewed and approved by the Compensation, Culture & People Committee, incorporates performance objectives relating to achieving specific gender, racial and ethnic diversity goals, as well as goals relating to professional development and retention. For additional information relating to such performance objectives, please see "Compensation Discussion and Analysis—Compensation Programs—Cash Compensation—Global Annual Bonus" and "Compensation Discussion and Analysis—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations."

Management Succession Planning

Succession planning is at the heart of the Company's talent strategy. The Company seeks to identify candidates for succession with the experience and skills needed to serve our clients and to develop the strategy and manage the operations of the Company, and who also exemplify the Company's leadership essentials, which are further described in "—Our People, Environment and Communities." The Company conducts assessments to identify those with high potential for senior leadership positions, allowing us to assess leader skills, aspirations and readiness, enable the Company to plan for future role rotations and identify any talent gaps. The Company's global management committee engages in discussions focused on succession plans with an emphasis on inclusion and diversity and boundaryless and borderless opportunities. Ongoing conversations are conducted to understand the aspirations of high potential leaders and their development focused on learning, experience and exposure. The Board also has meaningful opportunities to regularly engage with strong candidates for succession.

As described in the Company's Corporate Governance Guidelines, the chair and chief executive officer reports annually to the Board regarding succession planning of the executive committee. The chair and chief executive officer and the chief leadership and human resources officer meet with the Compensation, Culture & People Committee and the Board regularly to discuss these succession plans and any recommendations they may have regarding the Company's next generation of leaders. As set forth in their respective charters, the Compensation, Culture & People Committee oversees the Company's general strategies related to leadership succession for the executive committee, and the Nominating, Governance & Sustainability Committee ensures that an effective chief executive officer succession plan is in place and, in the event of a vacancy, recommends to the Board a successor.

Board Meetings

During fiscal 2022, the Board met six times. In addition, per our committee charters, all of our Board members are ordinarily invited to and frequently attend the meetings of our four standing committees, except for a few specific sessions reserved to committee members only. Board members may only vote at meetings of the committees on which they serve. The Board expects that its members will prepare for, attend and participate in all Board and applicable committee meetings and each annual general meeting of shareholders. Directors are also expected to become familiar with Accenture's organization, management team and operations in connection with discharging their oversight responsibilities.

During fiscal 2022, all of our incumbent directors attended at least 75% of the meetings of the Board and the committees on which they served (during the periods when they served) and the average attendance of all Board and committee meetings was over 97%.

Director Attendance at Annual Meetings

All 10 of the Board members serving on the Board at the time of our 2022 annual general meeting of shareholders attended the 2022 meeting. As set forth in our Corporate Governance Guidelines, the Board expects that its members will attend the annual general meeting of shareholders.

Committees of the Board

The Board currently has four standing committees: Audit; Compensation, Culture & People; Finance; and Nominating, Governance & Sustainability. From time to time, the Board may also create ad hoc or special committees for certain purposes in addition to these four standing committees. Each committee consists entirely of independent, non-employee directors. The table below lists the current membership of each committee and the number of meetings held in fiscal 2022.

In connection with our efforts to continually refresh the Board and its committees, during fiscal 2022, Ms. Mooney joined the Compensation, Culture & People Committee and Venkata (Murthy) Renduchintala joined the Finance Committee.

Board Member	Committees			
	Audit	Compensation, Culture & People	Finance	Nominating, Governance & Sustainability
Jaime Ardila*	●		C	●
Nancy McKinstry		C		●
Beth E. Mooney		●	●	
Gilles C. Pélisson**				●
Paula A. Price*	C	●		
Venkata (Murthy) Renduchintala	●		●	
Arun Sarin		●		C
Frank K. Tang***			●	
Tracey T. Travis*	●		●	
Number of Meetings in Fiscal 2022	9	6	4	5

● *Member*   **C** *Chair*

  * Audit Committee Financial Expert as defined under SEC rules.

  ** Independent Lead Director of the Board.

  *** Not subject to re-appointment at the Annual Meeting and will step down as a director, effective upon the re-appointment of directors at the Annual Meeting pursuant to Proposal 1.

Audit Committee

Members
All Independent



Paula A. Price (Chair)
Jaime Ardila
Venkata (Murthy) Renduchintala
Tracey T. Travis

Oversees the Company's accounting, financial reporting processes, audits of financial statements and internal controls, ERM program and information technology risk exposures.

The Audit Committee's primary responsibilities include oversight of the following:

- the quality and integrity of the Company's accounting and reporting practices and controls, and the financial statements and reports of the Company;

- the Company's compliance with legal and regulatory requirements;

- the independent auditor's qualifications and independence;

- the performance of the Company's internal audit function and independent auditors; and

- the Company's ERM program and information technology risk exposures, including cybersecurity, data privacy and data security and related risks.

The Board has determined that each member of the Audit Committee meets the financial literacy, independence and accounting or auditing requirements of the SEC, the Companies Act of 2014 and the NYSE, as applicable to audit committee members, and that each of Jaime Ardila, Paula A. Price and Tracey T. Travis also qualifies as an "audit committee financial expert" for purposes of SEC rules.

No member of the Audit Committee may serve on the audit committee of more than three public companies, including Accenture, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee and discloses such determination in accordance with NYSE requirements. No member of the Audit Committee currently serves on the audit committees of more than three public companies, including Accenture.

Finance Committee

Members
All Independent



Jaime Ardila (Chair)
Beth E. Mooney
Venkata (Murthy) Renduchintala
Frank K. Tang
(Not subject to re-appointment at the Annual Meeting)
Tracey T. Travis

Oversees the Company's capital and treasury activities.

The Finance Committee's primary responsibilities include oversight of the Company's:

- capital structure and corporate finance strategy and activities;

- dividends, share redemption and purchase activities;

- treasury function, investment management and financial risk management;

- major acquisitions, dispositions, joint ventures or similar transactions; and

- insurance plans.

Nominating, Governance & Sustainability Committee

**Members
All Independent**



Arun Sarin (Chair)
Jaime Ardila
Nancy McKinstry
Gilles C. Pélisson

Oversees the Company's corporate governance practices and processes, and ESG matters.

The Nominating, Governance & Sustainability Committee's primary responsibilities include oversight of the following:

- assessing and selecting/nominating (or recommending to the Board for its selection/nomination) strong and capable candidates to serve on the Board;

- making recommendations as to the size, composition, structure, operations, performance and effectiveness of the Board;

- overseeing the Company's chief executive officer succession process;

- together with the Compensation, Culture & People Committee, conducting an annual review of the Company's performance and the Company's chair and chief executive officer's performance;

- developing and recommending to the Board a set of corporate governance principles, including independence standards;

- overseeing ESG performance, disclosure, strategies, goals and objectives and monitoring evolving ESG risks and opportunities; and

- taking a leadership role in shaping the corporate governance of the Company.

In addition, we formalized the Nominating, Governance & Sustainability Committee's role to include responsibility for the Company's political, lobbying and other grassroots advocacy activities, and the Company's policies and practices regarding such activities.

Consistent with its duties and responsibilities, the Nominating, Governance & Sustainability Committee conducts an annual confidential survey of the Board, which is designed to evaluate the operation and performance of the Board and each of its committees. Directors also share perspectives, feedback and suggestions year-round, which the Nominating, Governance & Sustainability Committee takes into account when evaluating the operation and performance of the Board and its committees.

1. Confidential evaluations

At least annually, each committee undertakes an evaluation of its performance and the performance of its members, in accordance with its respective committee charter. Each director also undertakes an evaluation of the Board more generally as well as the independent Lead Director.

2. Interviews

The independent Lead Director and chair of the Nominating, Governance & Sustainability Committee also conduct a candid, in-person self-assessment interview with each Board member, designed to enhance his or her participation and role as a member of the Board, as well as to assess the competencies and skills each individual director is expected to bring to the Board.

3. Board summary

Summaries of the committee, Board and independent Lead Director evaluations are provided to the Board.

4. Feedback incorporated

Policies and practices are updated as appropriate as a result of director feedback. In addition, director feedback is considered when determining future board meeting agenda items and director training sessions.

Compensation, Culture & People Committee

**Members
All Independent**



Nancy McKinstry (Chair)
Beth E. Mooney
Paula A. Price
Arun Sarin

Oversees the Company's global compensation philosophy, policies and programs as well as the Company's strategies related to the Company's people and culture.

The Compensation, Culture & People Committee's primary responsibilities include oversight of the following:

- together with the Nominating, Governance & Sustainability Committee, conducting an annual review of the Company's performance and the Company's chair and chief executive officer's performance;

- setting the compensation of the chair and chief executive officer, the executive officers and the members of our global management committee who also serve on the executive committee (the "executive committee");

- overseeing the Company's equity-based plans;

- reviewing and making recommendations to the full Board regarding Board compensation; and

- overseeing the Company's strategies related to the Company's people, including matters such as pay equity, inclusion and diversity, leadership succession and culture, and monitor related risks.

The Board has determined that each member of the Compensation, Culture & People Committee meets the independence requirements of the SEC and NYSE applicable to compensation committee members.

Compensation Oversight

A number of individuals and entities contribute to the process of reviewing and determining the compensation of the chair and chief executive officer, members of the executive committee and independent directors:

- **Compensation, Culture & People Committee.** Our Compensation, Culture & People Committee makes the final determination regarding the annual compensation of the chair and chief executive officer and members of the executive committee, taking into consideration, among other factors, an evaluation of each individual's performance, the recommendations of the chair and chief executive officer regarding the compensation of the members of our executive committee and the advice of the Compensation, Culture & People Committee's independent compensation consultant. In addition, our Compensation, Culture & People Committee reviews and, based in part on the advice of its independent consultant, makes recommendations to the Board with respect to the appropriateness of the compensation paid to our independent directors, and the full Board then reviews these recommendations and makes a final determination on the compensation of our independent directors. For a more detailed discussion regarding the role of compensation consultants with respect to executive and director compensation, see "Executive Compensation—Compensation Discussion and Analysis—Role of Compensation Consultants."

- **Nominating, Governance & Sustainability Committee.** Together with the Compensation, Culture & People Committee, the Nominating, Governance & Sustainability Committee reviews the performance of, and provides an annual performance rating for, the chair and chief executive officer.

- **Chair and Chief Executive Officer.** The chair and chief executive officer provides the Compensation, Culture & People Committee with an evaluation of the performance of each member of our executive committee, which includes an assessment of each individual's performance against his or her annual performance objectives and a recommendation regarding his or her compensation.

- **Chief Leadership & Human Resources Officer.** Our chief leadership & human resources officer annually solicits input from members of our executive committee and other senior leaders of the Company regarding the performance of our chair and chief executive officer to aid the Compensation, Culture & People Committee and Nominating, Governance & Sustainability Committee in the review of her performance.

Certain Relationships and Related Person Transactions

Review and Approval of Related Person Transactions

The Board has adopted a written Related Person Transactions Policy, which provides that all related person transactions covered by the policy must be reviewed and approved by the Board or by the Nominating, Governance & Sustainability Committee, or ratified if advance review and approval is not reasonably feasible. The Related Person Transactions Policy applies to any transaction that would be required by the SEC to be disclosed in our proxy statement.

The Nominating, Governance & Sustainability Committee or the Board, as applicable, will not approve or ratify any related person transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the best interests of the Company and our shareholders and complies with applicable law. In reviewing related person transactions, the Nominating, Governance & Sustainability Committee or the Board will consider all relevant facts and circumstances, including, among others:

- the nature of the related person's interest in the transaction and the material terms of the transaction, including the importance of the transaction both to the related person and to Accenture;

- whether the transaction would likely impair the judgment of a director or an executive officer to act in the best interest of the Company and, in the case of an outside director, whether it would impair his or her independence; and

- whether the value and the terms of the transaction are fair to the Company and on a substantially similar basis as would apply if the transaction did not involve a related person.

Certain Related Person Transactions

James Etheredge, the son of Jimmy Etheredge, Accenture's CEO – North America, rejoined Accenture at the end of fiscal 2022 as a functional strategy consultant at an annual base salary of $165,000 plus bonus opportunity.

Avnish Sharma, the brother of Manish Sharma, Accenture's Chief Operating Officer, is employed by Accenture as a managing director. During fiscal 2022 he earned approximately $275,000 in total compensation.

Timothy McClure, the brother of KC McClure, Accenture's Chief Financial Officer, joined Accenture in April 2022 as a cloud advisory senior manager at an annual base salary of $200,000 plus bonus and equity opportunity.

The compensation for Messrs. Etheredge, Sharma and McClure is commensurate with their peers' compensation and established in accordance with the Company's compensation practices applicable to employees with equivalent qualifications, experience and responsibilities. Messrs. Etheredge, Sharma and McClure participate in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Political Contributions and Lobbying

The Company has a long-standing global policy against making contributions to political parties, political committees or candidates using Company resources (including monetary and in-kind services), even where permitted by law. In the United States, Accenture maintains a political action committee (the "PAC") that is registered with the Federal Election Commission and makes federal political contributions on a bipartisan basis to political parties, political committees and candidates. The contributions made by the PAC are not funded by corporate funds and are fully funded by voluntary contributions made by Accenture leaders in the United States. The Company does not penalize in any way Accenture leaders who do not contribute to the PAC.

In addition, when we determine it is in the best interest of the Company, we work with governments to provide information and perspective that support our point of view, through our lobbyists and grassroots lobbying communications. We disclose our U.S. federal, state and local lobbying activity and expenditures as required by law. The Nominating, Governance & Sustainability Committee and senior management have oversight over political, lobbying and other grassroots advocacy activities. The Company's political contributions and lobbying policy is available on our website at https://www.accenture.com/us-en/company-political-contributions-policy.

Shareholder Engagement

We maintain an ongoing dialogue with our shareholders around our growth strategy, market positioning and financial performance and we conduct a consistent, proactive outreach effort with the governance teams of our shareholders. Throughout the year, members of our Investor Relations team and leaders of our business engage with our shareholders to seek their input and feedback, to remain well-informed regarding their perspectives and to help increase their understanding of our business. In particular, through these engagements, we leverage the discussions to cover topics of interest to our shareholders.

As reflected in our Corporate Governance Guidelines, our independent Lead Director is available for consultation and spent time in fiscal 2022 with major shareholders, at their request. The feedback received from our shareholder outreach efforts is communicated to and considered by the Board, and our engagement activities have produced valuable feedback that helps inform our decisions and our strategy, when appropriate. For example, after hearing feedback from some of our shareholders, we have added disclosure in this proxy statement of certain environmental and diversity and inclusion goals that were part of the fiscal 2022 annual objectives against which the performance of our executive officers was evaluated, as further described under "Compensation Discussion and Analysis—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations." Also, based in part on shareholder feedback, we have updated certain director biographies to reflect their experience in ESG matters, as reflected in "Proposal 1: Appointment of directors—Director Nominee Biographies."

In addition, in April 2022 we hosted our Investor & Analyst Day, which was an opportunity for all of our investors to hear directly from our chief executive officer, chief financial officer and 14 other senior leaders as they discussed our strategy and focus on delivering 360° value and the five key forces of change we have identified.



Summer/Fall
We conduct our most extensive shareholder outreach. Topics are determined in part based on shareholder interests and trending governance issues.

Fall
Feedback from shareholder discussions helps to shape the Board's view on governance practices and required enhancements, as appropriate.

Spring
We review our annual meeting results, proxy season developments and voting trends with the Nominating, Governance & Sustainability Committee.

Winter
We distribute the Annual Report and Proxy Statement to shareholders and hold our annual meeting. We reach out to shareholders to discuss items up for vote as needed.

Ongoing dialogue with shareholders year-round regarding growth strategy, market positioning and financial performance

2022 Engagement with Shareholder Governance Teams

We reached out to the governance teams of our shareholders, including our top 50. The discussions occurred from July through November.

We engaged with holders of approximately **35% of our shares outstanding**, including

70% of our top 20 holders

2022 Engagement Topics

- Our sustainability services
- Our commitment to diversity
- Variety of governance topics
- Attracting and retaining our people
- Our environmental goals
- Our 360° reporting experience

Our People, Environment and Communities

Our goal is to create 360° value for our clients, people, shareholders, partners and communities. This goal reflects our growth strategy, our core values and our culture of shared success. We have described below the progress we made this year on some of the key environmental and social aspects of the 360° value we created in fiscal 2022 for our people, the environment and our communities.

We measure our success by both our financial results and the broader 360° value we create for our stakeholders. For more information on the 360° value we are creating, please visit the Accenture 360° Value Reporting Experience, where we publish our progress and performance against our goals and the frameworks on which we report, which include the Carbon Disclosure Project (CDP), the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB), the Task Force on Climate-Related Financial Disclosure (TCFD), the United Nations Global Compact (UNGC) and the World Economic Forum International Business Council (WEF IBC).

Our People

Our Beliefs and Behaviors. Our **leadership essentials** set the standard for what we expect of all our people:

Always do the right thing, in every decision and action.

Lead with excellence, confidence and humility, as demonstrated by being a learner, building great teams and being naturally collaborative.

Exemplify client-centricity and a commitment to client value creation.

Act as a true partner, to each other, our clients, our ecosystem partners and our communities — committed to shared success.

Care deeply for all our people to help them achieve their aspirations professionally and personally.

Live our unwavering commitment to inclusion, diversity and equality, as demonstrated by personal impact and overall results.

Have the courage to change and the ability to bring our people along the journey.

Actively innovate —looking across Accenture at what we are doing for clients and externally to partners, competitors, start-ups, clients, academia and analysts— to learn, respectfully challenge our assumptions and apply the innovation, and cultivate and reward our people for doing the same.

Our people provide the input so that they have the tools and resources to do their jobs and the right learning opportunities, and to experience a positive, respectful and inclusive work environment. We do this on an ongoing basis across various channels, including surveys and forums. One of our surveys indicates that 83% of global respondents feel comfortable being themselves at work.

Our Commitment to Inclusion and Diversity. Our commitment to inclusion and diversity unleashes innovation and we believe creates an environment where all of our people have an opportunity to feel they belong, advance and thrive. In connection with our priorities around inclusion and diversity, we set goals, share them publicly, collect data to continuously improve and hold our leaders accountable.

We are now 47% women, demonstrating continued progress on our gender parity goal by 2025. And, we are currently 29% women managing directors, which is tracking well against our goal of 30% by 2025. We are also making progress against our total workforce 2025 race and ethnicity goals in the U.S., the U.K., and South Africa, which we announced in 2020, as follows:

2025 Race and Ethnicity Goals and Progress*

In the U.S.

African American and Black colleagues:

Goal Surpassed — 12.1% | 12% GOAL

Hispanic American and Latinx colleagues:

11.1% CURRENT | 13% GOAL

In the U.K.

Black colleagues:

5.1% CURRENT | 7% GOAL

In South Africa

African Black colleagues:

44.4% CURRENT | 68% GOAL

Coloured*** colleagues:

9.8% CURRENT | 10% GOAL

2025 Gender** Equality Goals and Progress*

We are now
47% women
on track to achieve
our goal of 50% by 2025

We are now
29% women managing directors
on track to achieve
our goal of 30% by 2025

* Progress is reported as of December 1, 2022 against goals announced in 2020.
** For those whose gender is binary.
*** Coloured is a multiracial ethnic group native to Southern Africa who have ancestry from more than one of the various populations inhabiting the region, including Khoisan, Bantu, Afrikaner, Whites, Austronesian, East Asian or South Asian.

Our ongoing efforts and continued progress around inclusion and diversity are reviewed and discussed by our Board and the Compensation, Culture & People Committee, as well as our senior management.

Pay Equity. Through the entire talent lifecycle, we are committed to being inclusive and diverse—from discovering, to hiring, to developing and advancing our people. This commitment extends to equal pay. Pay equity at Accenture means that our people receive pay that is fair and consistent when considering similarity of work, location and tenure at career level. We conduct an annual pay equity review; as of our last review, which reflected annual pay changes effective December 1, 2022, we had dollar-for-dollar, 100% pay equity for women compared to men in every country where we operate (certain subsidiaries, including recent acquisitions, countries with de minimis headcount, temporary employees and interns were excluded from the analysis). By race and ethnicity, we likewise had dollar-for-dollar, 100% pay equity in the U.S., the U.K. and South Africa, which are the locations where we currently have the data available to use for this purpose.

Dollar-for-dollar
100%
pay equity

The Way We Develop and Reward Our People. During fiscal 2022, we invested $1.1 billion in continuous learning and development so our people remain highly relevant. With our digital learning platform, we delivered over 40 million training hours, an increase of 27% compared with fiscal 2021, with an average of approximately 61 hours of training per person. We have skills data for our people, enabling us to flexibly respond to shifting client needs while also recommending skill-specific training based on an individual's interests. We are also focused on rigorous, job-specific training through key industry certifications and partnerships with leading universities around the globe. We also train our people in inclusion and diversity.

We promoted approximately 157,000 people in fiscal 2022, demonstrating our continued commitment to creating vibrant careers and opportunities for our people.

Accenture's total rewards consist of cash compensation, equity and benefits. Our total rewards program is designed to recognize our people's skills, contributions and career progression and to care for our people's needs. Base salary, bonus and equity are tailored to the market where our people work and live. Certain rewards, like equity and bonuses, are opportunities for our people to share in the overall success of our company. As our people advance in their careers, they have greater opportunities to be rewarded. Accenture's equitable rewards go beyond financial rewards and include health and well-being programs that care for our people.

The Way We Do Business. Together with our people, we have proven that we can succeed—providing value to our clients and shareholders and opportunities for our people—while being a powerful force for good, committed to operating with the highest ethical standards.

Our Code of Business Ethics is organized into six fundamental behaviors: Make Your Conduct Count; Comply with Laws; Deliver for Our Clients; Protect People, Information and Our Business; Run Our Business Responsibly; and Be a Good Corporate Citizen. It applies to all our people—regardless of their title or location. With our Code of Business Ethics, our people are aware of what ethical behavior is, which helps our people make ethical decisions every day—with each other, our clients, our partners and our communities.

Accenture's commitment to and focus on our people and culture has generated significant recognition, including being recognized as No. 1 on the Refinitiv Diversity & Inclusion Index for the third time in five years; being recognized as one of Ethisphere's World's Most Ethical Companies for 15 consecutive years; and being named for the first time as one of the World's Best Workplaces™ by FORTUNE Magazine and Great Place to Work®.

Health, Safety and Well-Being. We are committed to creating a place where people can be successful both professionally and personally. We take a holistic view of well-being—including physical, mental, emotional and financial well-being—providing specially defined programs and practices to meet our people's fundamental human needs. During fiscal 2022, our people have embraced omni-connected ways of working. According to a survey, 85% of our global respondents feel empowered to work flexibly within their teams.

We also continued to elevate our support for the well-being of our people with digital tools and initiatives. Those programs include access to in-person and virtual counseling and support, to digital tools like Calm and Wysa, to our Mental Health Ally program and to our many Thrive Global programs, which collectively bring science-based solutions to lower stress, enhance well-being and productivity, and build resilience and belonging.

The Environment

We help our clients—the world's leading businesses, governments and other organizations—together with our ecosystem partners, to define, measure and work to achieve their environmental, social and governance goals by connecting sustainability with their digital transformation agendas across their strategy and operations to make their value chains more sustainable.

We have a strong commitment to sustainability in the way we operate our business, and we hold ourselves accountable to clear and measurable objectives, including goals of reaching net-zero emissions by the end of 2025 with 100% renewable electricity by the end of 2023, moving towards zero waste including eliminating e-waste by the end of 2025, and planning for water risk by the end of 2025.

For more than a decade, we have continually set challenging environmental goals for ourselves, innovating our approach to environmental sustainability and making strategic investments. In 2020, we signed the UN Global Compact's Business Ambition and joined leading companies in pledging to do our part to keep global warming below 1.5° Celsius, in alignment with the Paris Agreement and the criteria and recommendations of the Science Based Targets initiative.

We are now at

97%

renewable electricity, toward our goal of **100%** by the end of 2023

Of our key suppliers*

68%

have disclosed targets to reduce emissions, and

75%

have disclosed actions to reduce emissions, toward our goal of **90%** by the end of 2025

   * Key suppliers are defined as vendors that represent a significant portion of our 2019 Scope 3 emissions.

Net-Zero Emissions by the end of 2025. We set a goal to achieve net-zero emissions by the end of 2025 by first focusing on actual reductions across our Scope 1, 2 and 3 emissions and then removing any remaining emissions through nature-based carbon removal offsets.

Carbon Reduction

The most significant aspects of our environmental footprint are the greenhouse gas emissions related to electricity used in our locations, as well as travel and purchased goods and services.

- **Renewable electricity.** We are increasing the use of renewable electricity in our offices as part of our participation in RE100, a global corporate renewable energy initiative bringing together hundreds of large and ambitious businesses committed to 100% renewable electricity. As we do not own our office buildings and procure most of our energy from the grid, we increase our renewable electricity through renewable electricity contracts (purchased from the grid or local renewable energy markets). We strive to purchase renewable electricity equivalent to the amount of electricity we use to power our global operations on an annual basis, which reduces our reported carbon emissions from electricity usage. As we purchase more renewable electricity, we also support the generation of more renewable sources of electricity. Our goal is to achieve 100% renewable electricity in our offices globally by the end of 2023. In December 2022, we announced that we exceeded 97% renewable electricity in fiscal year 2022;

- **Climate smart travel decisions.** We are equipping our people to make climate smart travel decisions. Our people have access to an aviation carbon calculator, which highlights actual emissions differences between flights to inform decisions at the time of booking. When travel is necessary, we promote more carbon efficient alternatives, such as rail. We continue to use technology to facilitate more cost and carbon-efficient delivery for our clients and our business and have implemented an internal carbon price on air travel to encourage climate smart travel decisions; and

- **Engaging our suppliers.** We are working with our suppliers to reduce our Scope 3 emissions. Our goal is that 90% of our key suppliers disclose their environmental targets and actions being taken to reduce emissions by the end of 2025. We are making progress, with approximately 68% disclosing targets to reduce emissions and 75% disclosing actions to reduce emissions as of December 1, 2022. Additionally, our recently deployed Supplier Sustainable Procurement Hub will provide greater transparency about direct supplier ESG performance and practices at the point of buyer selection and onboarding, also giving us greater opportunity for engagement.

Carbon Removal

- **Nature-based carbon removal.** To offset our remaining emissions, we are investing in nature-based carbon removal solutions to directly remove carbon from the atmosphere.

In addition to our goal to achieve net-zero emissions, we have made further environmental commitments to reduce waste and plan for water risk.

Moving Towards Zero Waste. To move towards zero waste, we have a goal to:

- Reuse or recycle 100% of our e-waste, such as computers and servers, as well as all our office furniture, by the end of 2025. During fiscal 2022, we reused or recycled 99% of our e-waste relating to computers and workstations. We continue our efforts to reuse or recycle other e-waste such as monitors and servers; and

- Eliminate single-use plastics in our locations. We continue to advance our programs in this area, pivoting to purchasing reusable and plastic-free items in our locations around the world.

Planning for Water Risk. Although Accenture is not a water-intensive company, we minimize our use of water wherever feasible, including responsible use, reuse, management, and discharge across our office portfolio. We are particularly conscious of our locations in water-stressed areas. To plan for water risk, we are developing plans to reduce the impact of flooding, drought and water scarcity on our business and our people in high-risk areas. In addition to developing water resiliency plans, we now measure, and report water use in these locations.

Our Communities

Our Commitment to Our Communities. We continue making substantial impacts in the communities where our clients and our people live and work, ranging from creating jobs to developing digital skills, supporting refugees and enabling young entrepreneurs. Our **Skills to Succeed** initiative has now equipped more than 7.5 million people with the skills to make substantive improvements to their lives since 2009, including 1.6 million people during fiscal 2022. Additionally, we continued nearly two decades of work through **Accenture Development Partnerships**, applying the talents of our people, capabilities and experience to improve lives by addressing complex social, economic and environmental issues around the world. We are leveraging our expertise in digital learning and collaboration, partnering with **UNICEF's Generation Unlimited** on the new Passport to Earning platform program to equip 10 million young people ages 15 to 24 across 10 countries with digital skills to prepare them for work.

Our Commitment to Human Rights. We recognize that support and respect for human rights is an integral part of our sustainability commitments. As a signatory to the **United Nations Global Compact** since 2008, we maintain a long-standing commitment to respecting human rights in our business operations and our supply chains. Guided by our core values and as stated in our **Code of Business Ethics**, we seek to align to the **United Nations (UN) Guiding Principles on Business and Human Rights**, and adhere to relevant international instruments and documents. We are committed to doing business ethically and legally, and we seek to leverage our global buying power to advance human rights.

Our Commitment to Responsible Procurement. Our ambition is to create more-sustainable and more-inclusive supply chains through a mindset of responsible buying both inside and outside our Company, while generating long-term value for our clients, suppliers and communities. **Procurement Plus**, our overarching approach, shapes how we work with suppliers to promote sustainability. Our Procurement Plus buying program influences key initiatives such as our award-winning **Supplier Inclusion & Sustainability Program**. We are committed to driving responsible buying practices for ourselves and for the wider marketplace. We continue to invest in new technology and processes to help us have greater visibility into the ESG performance of our suppliers. Our **Supplier Sustainable Procurement Hub**, which we continue to roll out globally, supports how we make ethical purchasing decisions, onboard our suppliers and assess their ESG performance.

Communicating with the Board

The Board welcomes questions and comments. Any interested parties, including shareholders, may submit their communication to our General Counsel and Corporate Secretary, who will determine when communications and concerns will be forwarded to the Board, our independent directors as a group or our independent Lead Director. Communications received in writing are forwarded to the Board, committee or any individual director or directors to whom the communication is directed, unless the communication does not reasonably relate to the Company or its business, or is similarly inappropriate.

Address correspondence to: Attention: General Counsel and Corporate Secretary, Accenture, 500 W Madison, Chicago, Illinois 60661, USA.

Ethics Concerns or Complaints? If our employees experience, see or become aware of any inappropriate behavior, including any form of disrespect, harassment, racism, discrimination, retaliation or any concerns about unethical or illegal behavior, we want them to speak up. We understand that it is not always easy or comfortable to raise concerns. We provide multiple reporting channels in order to facilitate the reporting of a concern. We encourage our employees to reach out to their people leads, anyone in Human Resources/Legal or an Accenture leader or to contact our Accenture Business Ethics Helpline. Our employees can also raise concerns confidentially and/or in an anonymous manner, and we ensure that all our people know that at Accenture, we have zero tolerance for retaliation.

Instructions for the Accenture Business Ethics Helpline are available on the website at the address below.
Website: https://businessethicsline.com/accenture



Proposal 1
Appointment of Directors

Proposal 1: Appointment of Directors

Accenture's directors are elected at each annual general meeting of shareholders and hold office for one-year terms or until their successors are duly elected (unless his or her office is vacated earlier in accordance with our Articles of Association).

All of the director nominees are current Board members that were previously elected by shareholders at the 2022 Annual Meeting. The Nominating, Governance & Sustainability Committee reviewed the performance and qualifications of the director nominees listed below and recommended to the Board, and the Board approved, that each be recommended to shareholders for appointment to serve for a one-year term.

All of the nominees have indicated that they are willing and able to serve as directors. If any nominee becomes unwilling or unable to serve as a director, the Board may propose another person in place of that nominee, and the individuals designated as your proxies will vote to appoint that proposed person. Alternatively, the Board may decide to reduce the number of directors constituting the full Board.

As required under Irish law and our Articles of Association, the resolution in respect of this Proposal 1 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast with respect to each director nominee.

The text of the resolution in respect of Proposal 1 is as follows:

"By separate resolutions, to appoint the following nine directors: Jaime Ardila; Nancy McKinstry; Beth E. Mooney; Gilles C. Pélisson; Paula A. Price; Venkata (Murthy) Renduchintala; Arun Sarin; Julie Sweet and Tracey T. Travis."

 The Board recommends that you vote **"FOR"** the appointment of each of the Board's director nominees listed above.

Director Characteristics and Succession Planning

Our Board is committed to regular renewal and refreshment and has continuously enhanced the director recruitment and selection process, resulting in a well-qualified and diverse group of director nominees. As part of that process, the Nominating, Governance & Sustainability Committee, which oversees succession planning for the Board and key leadership roles on the Board and its committees, regularly reviews the composition of our Board and assesses the skills and characteristics of our directors with a view towards enhancing the composition of our Board to support the Company's evolving strategy.

Consistent with the Company's Corporate Governance Guidelines, the Nominating, Governance & Sustainability Committee seeks to create a Board that is composed of individuals whose particular backgrounds, skills and expertise, when taken together, will provide the Board with the range of skills and expertise and diversity of perspectives to guide and oversee Accenture's strategy, operations and management. The Nominating, Governance & Sustainability Committee seeks candidates who, at a minimum, have the following characteristics:

diversity of gender, race, ethnicity, experience, perspectives, skills and tenure;

a **professional background** that would enable the candidate to develop a deep understanding of our business;

the **time and energy** to devote, and the ability to **exercise judgment** and **courage**, in fulfilling his or her oversight responsibilities; and

the ability to **embrace Accenture's values** and **culture**, and the possession of the highest levels of **integrity**.

In addition, in light of the skills and expertise of the incumbent directors, the committee assesses the contribution that a particular candidate's skills and expertise will make with respect to guiding and overseeing Accenture's strategy, operations and management.

Board Diversity and Tenure

Consistent with the Company's Corporate Governance Guidelines, the Nominating, Governance & Sustainability Committee also seeks geographic, age, gender, racial and ethnic diversity among the members of the Board. The Nominating, Governance & Sustainability Committee and the Board believe that considering diversity is consistent with the goal of creating a Board that best serves the needs of the Company and the interests of its shareholders. Pursuant to our Corporate Governance Guidelines and Nominating, Governance & Sustainability Committee charter, as part of the search process for a new director, the Nominating, Governance & Sustainability Committee actively seeks out women and underrepresented candidates to include in the pool from which Board nominees are chosen and instructs any search firm engaged for the search to do so. The Board will assess its effectiveness in this regard as part of its annual Board and director evaluation process.

In addition, we believe that diversity with respect to tenure is important in order to provide for both fresh perspectives and deep experience and knowledge of the Company. Therefore, we aim to maintain an appropriate balance of tenure across our directors. As a director refreshment mechanism, we have a director retirement age of 75. It is expected that any director reaching the age of 75 will complete the term to which he or she was elected and on a case-by-case basis, the Board may determine that a director may serve beyond 75. In furtherance of the Board's active role in Board succession planning, the Board has appointed three new directors over the past five years.

Our director nominees reflect those efforts and the importance of diversity to the Board. Of our nine director nominees:

Board Diversity



56%
Women
5 Women

Gender

56%
Racially and Ethnically Diverse*
1 Hispanic or Latino
2 Black or African American
2 Asian

Ethnicity

Board Committees Chaired by Women	Board Committees Chaired by Racially and Ethnically Diverse Directors*	Significant Board Refreshment	Age Distribution
50% of Committees	75% of Committees	3 New Directors Over Past 5 Years	63 Average Age of Director Nominees Age Range: **55 – 68**

* For purposes of this proxy statement, racial and ethnic diversity is based on self-reported EEO-1 categories.

Board Tenure



6.4 Years Average Tenure

<2 Years
1
2-6 Years
3
>6 Years
5
Number of Directors

Qualifications and Experience of Director Nominees

In considering each director nominee for the Annual Meeting, the Board and the Nominating, Governance & Sustainability Committee evaluated such person's background, qualifications, attributes and skills to serve as a director. The Board and the Nominating, Governance & Sustainability Committee considered the nomination criteria discussed above, as well as the years of experience many directors have had working together on the Board and the deep knowledge of the Company they have developed as a result of such service. The Board and the Nominating, Governance & Sustainability Committee also evaluated each of the director's contributions to the Board and role in the operation of the Board as a whole, as applicable.

We believe our director nominees bring a well-rounded variety of experiences, qualifications, attributes and skills, and represent a mix of deep knowledge of the Company and fresh perspectives. The table below summarizes some of the experience, qualifications, attributes and skills of each individual director nominee. This summary is not intended to be an exhaustive list of each of our director nominee's skills or contributions to the Board. Further information on each director nominee, including some of their specific experience, qualifications, attributes or skills, is set forth in the biographies on pages 24 to 28 of this proxy statement.

	Skills/Qualifications							Diversity	
	Senior Leadership Experience	Public Company Board Experience	Global Expertise	Finance, Accounting and Risk Mgmt.	Innovation and Technology	Investment Expertise	Government and Regulatory	Race/Ethnic Diversity	Gender
Ardila	●	●	●	●	●	●	●	✓	M
McKinstry	●	●	●	●	●	●			F
Mooney	●	●		●		●	●		F
Pélisson	●	●	●	●	●	●	●		M
Price	●	●	●	●	●	●		✓	F
Renduchintala	●		●		●	●	●	✓	M
Sarin	●	●	●	●	●	●	●	✓	M
Sweet	●		●	●	●	●	●		F
Travis	●	●	●	●	●	●		✓	F
Total	**9**	**7**	**8**	**8**	**8**	**9**	**6**	**5**	**5F/4M**

Skills Definitions

 **Senior Leadership Experience:** Served in senior leadership roles at a large organization

 **Public Company Board Experience:** Serving on the boards of other public companies

 **Global Expertise:** Broad leadership experience with multinational companies or in international markets

 **Finance, Accounting and Risk Management:** Significant expertise in corporate finance, financial accounting or enterprise risk management

 **Innovation and Technology:** Managing technological change and driving technological innovation within an organization

 **Investment Expertise:** Experience overseeing investment capital decisions, strategic investments and ventures & acquisitions activity

 **Government and Regulatory:** Government experience as a member of the government or through extensive interactions with the government, policymakers and government agencies

Process for Selecting New Outside Directors

To identify, recruit and evaluate qualified candidates for the Board, the Board has used the services of professional search firms. In some cases, nominees have been individuals known to Board members or others through business or other relationships. Typically, a third-party professional search firm identifies potential director nominees. Prior to a potential director's nomination, the director candidate will meet separately with the Board's chair and chief executive officer, the chair of the Nominating, Governance & Sustainability Committee and the independent Lead Director, who will consider the potential director's candidacy. In addition, a professional search firm retained by the Nominating, Governance & Sustainability Committee will verify information about the prospective candidate. A background check will be completed before a final recommendation is made to the Board. Generally, director candidates will also meet separately with other members of the Board, and after review and discussion with each of these directors, the Nominating, Governance & Sustainability Committee will decide whether to recommend, and the Board will decide whether to approve, the candidate's appointment as a director.

Director Overboarding Policy

Our Corporate Governance Guidelines require that ordinarily, directors may not serve on the boards of more than three public companies, in addition to Accenture's Board, and directors who are chief executive officers of public companies may not serve on the boards of more than two other public companies, in addition to Accenture's Board. We review the overboarding policies of our institutional investors on an ongoing basis and discuss such policies during investor engagements. We monitor our directors' time commitments throughout the year and in applying our policy to our directors, we have determined that all of our directors are in compliance with Accenture's policy.

Director Orientation and Continuing Education

Accenture's orientation program for new directors includes a discussion of a broad range of topics, including the background of the Company, the Board and its governance model, Accenture's strategy and business operations, its financial statements and capital structure, the management team, talent strategy, key industry and competitive factors, the legal and ethical responsibilities of the Board and other matters crucial to the ability of a new director to fulfill his or her responsibilities. Our directors are expected to keep current on issues affecting Accenture and its industry and on developments with respect to their general responsibilities as directors. During the year, management also presents on topics that are timely and impactful to Accenture and specific deep dive sessions and workshops may be held with the committees or full Board to further increase directors' understanding on issues affecting Accenture. For example, given the growing focus on and importance of ESG, the Nominating, Governance & Sustainability Committee, as well as the full Board when appropriate, receives updates and training on ESG topics. On occasion, individual directors or the full Board may visit various Accenture facilities in connection with Board meetings or deep-dive sessions with management. In addition to internal sessions, directors are also encouraged to seek external director education opportunities, for which Accenture will pay.

Process for Shareholders to Recommend Director Nominees

Our Corporate Governance Guidelines and Articles of Association address the processes by which shareholders may recommend director nominees, and the policy of the Nominating, Governance & Sustainability Committee is to welcome and consider any such recommendations. If you would like to recommend a future nominee for Board membership, you can submit a written recommendation in accordance with our Articles of Association and applicable law, including the name and other pertinent information for the nominee, to: Chair of the Nominating, Governance & Sustainability Committee, c/o Accenture, 500 W Madison, Chicago, Illinois 60661, USA, Attention: General Counsel and Corporate Secretary. As provided for in our Corporate Governance Guidelines, the Nominating, Governance & Sustainability Committee uses the same criteria for evaluating candidates regardless of the source of referral. Please note that Article 84(a)(ii) of our Articles of Association prescribes certain timing and nomination requirements with respect to any such recommendation and Article 84(b) prescribes certain other requirements if an eligible shareholder wishes to have their nominee included in our proxy materials for our annual general meeting (see "Additional Information—Submission of Future Shareholder Proposals" for additional details on how to submit a director nominee for our 2024 annual general meeting).

Director Nominee Biographies

Set forth below are the biographies of our director nominees up for election at the Annual Meeting.



Director since 2013

Independent

67 years old

Audit Committee
(Member)

Finance Committee
(Chair)

Nominating, Governance & Sustainability Committee
(Member)

Key skills

Senior Leadership Experience
Public Company Board Experience
Global Expertise
Finance, Accounting and Risk Mgmt.
Innovation and Technology
Investment Expertise
Government and Regulatory

Jaime Ardila

Specific Expertise:
Mr. Ardila brings to the Board significant managerial, operational and global experience as a result of the various senior positions he has held with General Motors Company ("GM"), including as executive vice president of GM and president of GM South America, as well as sustainability experience gained during his tenure as the Chairman of the Board of Trustees of The Nature Conservancy in Colombia. The Board also benefits from his broad experience in manufacturing and knowledge of the Latin American market.

Jaime Ardila was formerly the executive vice president of automobile manufacturer GM, president of GM's South America region and was a member of GM's executive committee, from 2010 until his retirement in March 2016. He previously served as president and managing director of GM's operations in Brazil, Argentina, Uruguay and Paraguay from November 2007 to June 2010. Prior to serving in that role, he served as vice president and chief financial officer of GM's Latin America, Africa and Middle East region from March 2003 to October 2007, as president and managing director of GM Argentina from March 2001 to February 2003, and as president of GM Colombia from March 1999 to March 2001. Mr. Ardila joined GM in 1984 and held a variety of financial and senior positions with the company, primarily in Latin America, as well as in Europe and the United States. From 1996 to 1998, Mr. Ardila served as the managing director, Colombian Operations, of N M Rothschild & Sons Ltd and then rejoined GM in 1998 as president of GM Ecuador.

Mr. Ardila is chairman of the board of Goldman Sachs BDC, Inc. and chairman of the board of Nexa Resources S.A. He previously served on the board of Ecopetrol S.A. from 2016 to 2019.



Director since 2016

Independent

63 years old

Compensation, Culture & People Committee (Chair)

Nominating, Governance & Sustainability Committee
(Member)

Key skills

Senior Leadership Experience
Public Company Board Experience
Global Expertise
Finance, Accounting and Risk Mgmt.
Innovation and Technology
Investment Expertise

Nancy McKinstry

Specific Expertise:
Ms. McKinstry brings to the Board strong experience in the professional services sector from her long career at Wolters Kluwer N.V. ("Wolters Kluwer"), where she has led the company's digital transformation, as well as broad international perspective and risk management experience as both the chief executive officer of a global company and a director of large, multinational companies. The Board also benefits from her experience in the European market, her background in the digital, media and technology industries, and her experience overseeing Wolters Kluwer's sustainability initiatives as its chief executive officer.

Nancy McKinstry has been chief executive officer and chairman of the executive board (a board made up of solely management members, which is distinct from Wolters Kluwer's independent supervisory board) of Wolters Kluwer, a global professional information services and solutions company, since September 2003 and a member of its executive board since 2001. Before assuming her current position, Ms. McKinstry gained more than a decade of experience with Wolters Kluwer and its North American subsidiaries, serving as chief executive officer of CCH Legal Information Services for three years and as chief executive officer of operations in North America. Earlier in her career, she was a principal with Booz & Company (formerly Booz Allen Hamilton Inc.), focusing on media and technology.

Ms. McKinstry is a director of Abbott Laboratories.



Director since 2021

Independent

67 years old

Compensation, Culture & People Committee (Member)

Finance Committee (Member)

Key skills

Senior Leadership Experience
Public Company Board Experience
Finance, Accounting and Risk Mgmt.
Investment Expertise
Government and Regulatory

Beth E. Mooney

Specific Expertise:

Ms. Mooney brings to the Board a deep knowledge of the financial services industry based on a 30-year career at some of the country's most prominent banking institutions. Her executive experience at KeyCorp, a large, highly-regulated public company, provides a unique perspective in the boardroom. The Board also benefits from Ms. Mooney's extensive background in finance and risk management and her experience serving on the boards of global public companies.

Beth E. Mooney was the chairman and chief executive officer of KeyCorp, a financial services company, from May 2011 to May 2020, when she retired. She previously served as KeyCorp's president and chief operating officer from 2010 to 2011 and joined KeyCorp in 2006, as Vice Chair of Key Community Bank. Prior to that, Ms. Mooney was the senior executive vice president and chief financial officer at AmSouth Bancorporation (now Regions Financial Corporation) from 2004 to 2006 and before this role, she was senior executive vice president and president of the Tennessee Banking Group at AmSouth from 2000 to 2004. Earlier in her career, Ms. Mooney held senior positions at Bank One Corporation, DPL, Inc., Citicorp Real Estate, Hall Financial Group and Republic Bank of Texas/First Republic.

Ms. Mooney is a director of AT&T Inc. and Ford Motor Company.



Director since 2012

Independent

Independent Lead Director

65 years old

Nominating, Governance & Sustainability Committee (Member)

Key skills

Senior Leadership Experience
Public Company Board Experience
Global Expertise
Finance, Accounting and Risk Mgmt.
Innovation and Technology
Investment Expertise
Government and Regulatory

Gilles C. Pélisson

Specific Expertise:

Mr. Pélisson brings to the Board significant managerial, operational and global experience from his tenure as chairman and chief executive officer of TF1 Group, as chairman and chief executive officer of Accor, as chairman and chief executive officer of Bouygues Telecom, as chairman and chief executive officer of Disneyland Paris and from other senior executive positions he has held at several other companies as well as his previous service as a director of other public company boards. The Board also benefits from his broad experience in the European and Asian markets and his experience overseeing environmental, social and governance initiatives, including at TF1 Group.

Gilles C. Pélisson has been our independent Lead Director since January 2020. Mr. Pélisson has been the chairman of TF1 Group, a leading French broadcasting company, since February 2016 and served as chief executive officer of TF1 Group from February 2016 until October 2022. Mr. Pélisson is expected to step down as chairman of TF1 Group in February 2023 and join Bouygues Group, the parent company to TF1 Group, as Senior Vice President. He previously served as chief executive officer of global hotel group Accor from 2006 until December 2010 and also as its chairman from 2009 until January 2011. Mr. Pélisson served as chief executive officer of mobile operator Bouygues Telecom from 2001 to 2005 and also as its chairman from 2004 to 2005. From 2000 to 2001, he was with the SUEZ group, and in 2000 he became chairman of Noos, a cable network operator. Mr. Pélisson served as the chief executive officer of Disneyland Paris Resort from 1995 to 2000 and also as its chairman starting in 1997.



Director since 2014

Independent

61 years old

Audit Committee (Chair)

Compensation, Culture & People Committee (Member)

Key skills

Senior Leadership Experience
Public Company Board Experience
Global Expertise
Finance, Accounting and Risk Mgmt.
Innovation and Technology
Investment Expertise

Paula A. Price

Specific Expertise:
Ms. Price brings to the Board broad experience across finance, general management and strategy gained from her service in senior executive and management positions at major corporations across several industries, including, in particular, the retail, financial services and consumer packaged goods industries. She brings to the Board an important perspective from her experience as a chief financial officer, a member of the faculty of Harvard Business School and from her service as a director of other public company boards. The Board also benefits from her extensive background in finance and accounting matters.

From July 2018 through May 2020, Paula A. Price was the executive vice president and chief financial officer of Macy's, Inc., an omni-channel retailer of apparel, accessories and other goods. From 2014 to 2018, she was a full-time senior lecturer at Harvard Business School. Prior to joining the faculty of Harvard Business School, she was executive vice president and chief financial officer of Ahold USA, a U.S. grocery retailer, which she joined in 2009. Prior to joining Ahold USA, Ms. Price was senior vice president, controller and chief accounting officer at CVS Caremark. Earlier in her career, Ms. Price was the chief financial officer of the Institutional Trust Services division of JPMorgan Chase & Co. and also held senior management positions at Prudential Insurance Co. of America, Diageo and Kraft Foods. A certified public accountant, she began her career at Arthur Andersen & Co.

Ms. Price is a director of Bristol Myers Squibb and Warner Bros. Discovery, Inc. She previously served as a director of DaVita Inc. from 2020 to 2022, Western Digital Corporation from 2014 to 2019 and 2020 to 2022, and Dollar General Corporation from 2014 to 2018.



Director since 2018

Independent

57 years old

Audit Committee (Member)

Finance Committee (Member)

Key skills

Senior Leadership Experience
Global Expertise
Innovation and Technology
Investment Expertise
Government and Regulatory

Venkata (Murthy) Renduchintala

Specific Expertise:
Dr. Renduchintala brings to the Board global experience through his tenure as an executive at Intel Corporation and his other prior positions at Qualcomm, Skyworks and Philips Electronics. Dr. Renduchintala also brings deep technology expertise, with an important perspective on mobile Internet of Things, among other areas that are of relevance to Accenture. As Chief Engineering Officer at Intel Corporation, he also gained expertise in strategic technology-related investments and, as a member of Intel's executive committee, oversaw the implementation of the cybersecurity and risk management policy.

Venkata (Murthy) Renduchintala was chief engineering officer at Intel Corporation, a computer products and technology company, from November 2015 to August 2020. He also served as group president of Intel's Technology, Manufacturing and Systems Architecture Group. Prior to joining Intel in 2015, Dr. Renduchintala held various senior positions at Qualcomm Incorporated, a mobile technology company, where he last served as executive vice president, Qualcomm Technologies and as co-president of Qualcomm CDMA Technologies from 2012 to 2015 and led the semiconductor business in the computer and mobile segments. Dr. Renduchintala joined Qualcomm Technologies in 2004 from Skyworks Solutions, Inc., where he was vice president and general manager of the Cellular Systems division from 2000 to 2004. Prior to Skyworks, he spent a decade with Philips Electronics, Inc. progressing to become vice president of engineering for its consumer communications business.



Director since 2015

Independent

68 years old

Compensation, Culture & People Committee (Member)

Nominating, Governance & Sustainability Committee (Chair)

Key skills

Senior Leadership Experience
Public Company Board Experience
Global Expertise
Finance, Accounting and Risk Mgmt.
Innovation and Technology
Investment Expertise
Government and Regulatory

Arun Sarin

Specific Expertise:

Mr. Sarin brings to the Board significant global, managerial and financial experience as a result of his tenure as chief executive officer at Vodafone and prior senior executive experience. The Board benefits from his technology background and experience in the telecommunications industry. Mr. Sarin also brings an important perspective from his service as a director of other global, public company boards, including with respect to ESG matters due to his public company experience serving on governance committees.

Arun Sarin was chief executive officer of Vodafone Group Plc ("Vodafone"), a telecommunications company, from 2003 until his retirement in 2008, and also served as a director of Vodafone from 1999 to 2008. Mr. Sarin began his career at Pacific Telesis Group in 1984. He progressed through various management positions there and at AirTouch Communications Inc., which Pacific Telesis spun off in 1994, and was named president and chief operating officer of AirTouch in 1997. After AirTouch merged with Vodafone in 1999, he was appointed chief executive officer of Vodafone's U.S./Asia-Pacific region. He left Vodafone in 2000 to become chief executive officer of InfoSpace, Inc., and from 2001 until 2003, he served as chief executive officer of Accel-KKR Telecom. Mr. Sarin rejoined Vodafone in 2003 as its group chief executive officer. After his retirement in 2008, he served as a senior advisor to Kohlberg Kravis Roberts & Co. for five years.

Mr. Sarin is chairman of the board of Cerence, Inc. and a director of The Charles Schwab Corporation. He previously served as a director of Blackhawk Network Holdings, Inc. from 2009 to 2018, Cisco Systems, Inc. from 2009 to 2020 and from 1998 to 2003, and as chairman of the board of Trepont Acquisition Corp I from 2020 to 2022.



Director since 2019

Chair and Chief Executive Officer

55 years old

Key skills

Senior Leadership Experience
Global Expertise
Finance, Accounting and Risk Mgmt.
Innovation and Technology
Investment Expertise
Government and Regulatory

Julie Sweet

Specific Expertise:

Ms. Sweet brings to the Board a strong leadership track record from her tenure as a member of Accenture's global management committee and senior leadership team. Given her current roles as chair and chief executive officer and her previous executive roles as chief executive officer of Accenture's business in North America, the Company's largest geographic market, and general counsel, secretary and chief compliance officer, Ms. Sweet also brings to the Board a broad understanding of the Company's business, operations and growth strategy, as well as in depth knowledge of sustainability issues relevant to the Company and our clients and experience incorporating sustainability and other ESG initiatives into the Company's and our clients' goals and objectives. The Board also benefits from Ms. Sweet's perspective from her external leadership as Trustee of the World Economic Forum and her public policy advocacy in the areas of innovation, technology's impact on business and inclusion and diversity.

Julie Sweet has been our chief executive officer and a member of the Board of Directors since September 2019 and became chair of our Board of Directors in September 2021. From June 2015 to September 2019, Ms. Sweet served as chief executive officer of Accenture's business in North America. From March 2010 to June 2015, she was our general counsel, secretary and chief compliance officer. Prior to joining Accenture in 2010, Ms. Sweet was a partner for 10 years in the law firm Cravath, Swaine & Moore LLP.



Director since 2017

Independent

60 years old

Audit Committee (Member)

Finance Committee (Member)

Key skills

Senior Leadership Experience
Public Company Board Experience
Global Expertise
Finance, Accounting and Risk Mgmt.
Innovation and Technology
Investment Expertise

Tracey T. Travis

Specific Expertise:

Ms. Travis brings to the Board significant experience in both finance and operations management in various industries through her experience as the chief financial officer of The Estée Lauder Companies Inc. ("Estée Lauder"), where she also is responsible for information technology and enterprise risk management, and prior positions at Ralph Lauren, Limited Brands, PepsiCo and General Motors. Ms. Travis also brings an important perspective from her service as a director of other public company boards and as the co-lead of ESG efforts at Estée Lauder.

Tracey T. Travis has been executive vice president and chief financial officer of Estée Lauder, a global manufacturer and marketer of skin care, makeup, fragrance and hair care products, since 2012. Before assuming her current position, Ms. Travis served as the senior vice president of finance and chief financial officer of Ralph Lauren Corporation from January 2005 through July 2012. From 2001 to 2004, Ms. Travis was with Limited Brands, where she served as senior vice president of Finance from 2002 to 2004 and chief financial officer of Intimate Brands Inc. from 2001 to 2002. From 1999 to 2001, Ms. Travis was chief financial officer of the Americas Group of American National Can, where she led both the finance and information technology groups. From 1989 to 1999, Ms. Travis held various management positions at PepsiCo/Pepsi Bottling Group. Ms. Travis began her career at General Motors Co. as an engineer and senior financial analyst.

Ms. Travis is a director of Meta Platforms, Inc. (formerly Facebook, Inc.).

Frank K. Tang is not subject to re-appointment at the Annual Meeting.



Director Compensation

Director Compensation

The Compensation, Culture & People Committee reviews and, based in part on the advice of its independent consultant, makes recommendations to the full Board with respect to the compensation of our independent directors annually or more frequently as circumstances may warrant. The full Board reviews these recommendations and makes a final determination on the compensation of our directors. The Compensation, Culture & People Committee's review of director compensation in fiscal 2022 included consideration of the compensation practices of the boards of directors of relevant peer companies and the general market, as well as a study by its independent consultant, which was prepared at the request of the Compensation, Culture & People Committee. After review of the Compensation, Culture & People Committee's recommendation, the Board approved the independent director compensation for fiscal 2022 described below. Please see "Compensation Discussion and Analysis" for a description of Accenture's executive compensation program.

Elements of Director Compensation

Each independent director receives annual compensation in the form of an annual cash retainer and an annual equity retainer, as well as the additional retainers as noted below:



Annual Retainer
$110,000

Director Compensation*

Annual RSU Grant
$230,000

Additional Annual Director Compensation

- **$35,000** Retainer for Audit Committee Chair
- **$17,500** Retainer for Audit Committee Members
- **$30,000** Retainer for Compensation, Culture & People Committee Chair
- **$15,000** Retainer for Compensation, Culture & People Committee Members
- **$25,000** Retainer for each Finance and Nominating, Governance & Sustainability Committee Chair
- **$12,500** Retainer for each Finance and Nominating, Governance & Sustainability Committee Member
- **$60,000** Retainer for independent Lead Director

* Each of our independent directors may elect to receive the annual retainer and other retainers in the form of cash, entirely in the form of restricted share units ("RSUs") or one-half in cash and one-half in RSUs. Grants of RSUs to our directors are fully vested on the date of grant, and future delivery of the underlying shares is not dependent on a director's continued service. Directors are entitled to a proportional number of additional RSUs on outstanding awards if we pay a dividend. The underlying shares for RSU awards granted in fiscal 2022 will be delivered one year after the grant date; directors may not further delay delivery of the shares. Newly appointed directors who are elected or appointed after the date of the annual general meeting will receive an initial award of fully vested RSUs valued at approximately $230,000 upon appointment to the Board in lieu of the annual RSU grant. The non-executive chair, if any, receives an additional award of fully vested RSUs valued at approximately $200,000.

Governance Features

Our compensation program for independent directors operates with the following governance features:

- **Equity Ownership Requirements.** Directors must maintain ownership of Accenture equity having a fair market value equal to three times the value of the annual director equity grant. This requirement must be met by each director within three years of joining the Board. Each of our directors who had been a director for three or more years met this requirement in fiscal 2022 (solely based on shares held and vested equity awards).

- **Limit on Director Compensation.** Annual limit of $750,000 in maximum aggregate compensation per individual independent director.

- **Trading Windows.** Our directors can only transact in Accenture securities during approved trading windows after satisfying mandatory clearance requirements.

- **Hedging and Pledging Prohibition.** Our Restricted Persons Trading policy and our Insider Trading policy prohibit our directors from hedging or pledging Accenture securities.

- **Other Compensation.** Our independent directors do not receive any non-equity incentive plan compensation, participate in any Accenture pension plans or have any non-qualified deferred compensation earnings. We provide our directors with directors and officers liability insurance as part of our corporate insurance policies and have entered into indemnification agreements with each of our directors. We also reimburse our directors for reasonable travel and related fees and expenses incurred in connection with their participation in Board or Board committee meetings and other related activities, such as site visits and presentations in which they engage as directors.

Director Compensation for Fiscal 2022

As described more fully above, the following table summarizes the annual compensation for our independent directors during fiscal 2022:

Name	Fees Earned or Paid in Cash($)[1]	Stock Awards($)[2][3]	All Other Compensation($)[4]	Total($)
Jaime Ardila	$165,000	$229,826	—	$394,826
Nancy McKinstry	$152,500	$229,848	—	$382,348
Beth E. Mooney	$137,500	$229,826	—	$367,326
Gilles C. Pélisson	$182,500	$229,775	—	$412,275
Paula A. Price	$160,000	$229,763	—	$389,763
Venkata (Murthy) Renduchintala	$140,000	$229,826	—	$369,826
Arun Sarin	$150,000	$229,826	—	$379,826
Frank K. Tang[5]	$122,500	$229,967	—	$352,467
Tracey T. Travis	$140,000	$229,939	—	$369,939

(1)   The annual retainers and additional retainers for Board committee service paid to our independent directors during fiscal 2022 were as follows:

Name	Annual Retainer($)	Committee Chair Retainer($)	Committee Member Retainer($)	Total($)
Jaime Ardila	$110,000	$25,000	$30,000	$165,000
Nancy McKinstry[a]	$110,000	$30,000	$12,500	$152,500
Beth E. Mooney	$110,000	—	$27,500	$137,500
Gilles C. Pélisson[a]	$170,000	—	$12,500	$182,500
Paula A. Price[a]	$110,000	$35,000	$15,000	$160,000
Venkata (Murthy) Renduchintala	$110,000	—	$30,000	$140,000
Arun Sarin	$110,000	$25,000	$15,000	$150,000
Frank K. Tang[a]	$110,000	—	$12,500	$122,500
Tracey T. Travis[a]	$110,000	—	$30,000	$140,000

(a)   Mses. Price and Travis and Messrs. Pélisson and Tang elected to receive 100% of their retainers in the form of fully vested RSUs, with a grant date fair value approximately equal to the cash amount that they would otherwise have received. Ms. McKinstry elected to receive 50% of her retainers in the form of fully vested RSUs, with a grant date fair value approximately equal to 50% of the cash amount she would otherwise have received. The number of fully vested RSUs awarded was based on the fair market value of Accenture plc Class A ordinary shares on the date of grant, rounded down to the nearest number of whole shares.

(2) Represents aggregate grant date fair value of stock awards, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("Topic 718"). For more information, please refer to Note 13 (Share-Based Compensation) to our Consolidated Financial Statements in Part II, Item 8 of our Annual Report on Form 10-K for the year ended August 31, 2022. Reflects the grant of a whole number of shares.

(3) The aggregate number of vested RSU awards for which shares had not yet been delivered and that remained outstanding at the end of fiscal 2022 for each of our independent directors was as follows:

Name	Aggregate Number of Vested RSU Awards Outstanding as of August 31, 2022
Jaime Ardila	690
Nancy McKinstry	918
Beth E. Mooney	690
Gilles C. Pélisson	1,236
Paula A. Price	1,168
Venkata (Murthy) Renduchintala	690
Arun Sarin	690
Frank K. Tang	1,057
Tracey T. Travis	1,109

(4) The aggregate amount of perquisites and other personal benefits received by each of our independent directors in fiscal 2022 was less than $10,000.

(5) Director is not subject to re-appointment at the Annual Meeting.



Beneficial Ownership

Beneficial Ownership

Beneficial Ownership of Directors and Executive Officers

To our knowledge, except as otherwise indicated, each of the persons listed below has sole voting and investment power with respect to the shares beneficially owned by him or her. For purposes of the table below, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which a person is deemed to have "beneficial ownership" of any shares that such person has the right to acquire within 60 days after December 6, 2022. For purposes of computing the percentage of outstanding shares held by each person or group of persons named below, any shares that such person or group of persons has the right to acquire within 60 days after December 6, 2022 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group of persons.

The following beneficial ownership table sets forth, as of December 6, 2022, information regarding the beneficial ownership of Accenture plc Class A ordinary shares held by: (1) each of our directors and named executive officers; and (2) all of our current directors and executive officers as a group. No person listed below owns any Accenture plc Class X ordinary shares.

	Accenture plc Class A Ordinary Shares	
Name of Beneficial Owner[1]	Shares Beneficially Owned[#]	% Shares Beneficially Owned
Jaime Ardila[2]	13,647	*
Nancy McKinstry[3]	5,787	*
Beth E. Mooney[2]	1,263	*
Gilles C. Pélisson[4]	17,316	*
Paula A. Price[5]	7,447	*
Venkata (Murthy) Renduchintala[2]	3,843	*
Arun Sarin[2]	6,996	*
Frank K. Tang[6]	9,895	*
Tracey T. Travis[7]	6,185	*
Julie Sweet[8]	30,592	*
KC McClure[9]	35,047	*
James Etheredge[10]	17,600	*
Gianfranco Casati	25,088	*
Jean-Marc Ollagnier[11]	206,693	*
All Directors and Executive Officers as a Group (18 Persons)[12]	497,411	*%

* Less than 1% of Accenture plc's Class A ordinary shares outstanding.

(1) Address for all persons listed is c/o Accenture, 500 W Madison, Chicago, Illinois 60661, USA.

(2) Includes 693 RSUs that could be delivered as shares within 60 days from December 6, 2022.

(3) Includes 922 RSUs that could be delivered as shares within 60 days from December 6, 2022.

(4) Includes 1,241 RSUs that could be delivered as shares within 60 days from December 6, 2022.

(5) Includes 1,173 RSUs that could be delivered as shares within 60 days from December 6, 2022.

(6) Includes 1,062 RSUs that could be delivered as shares within 60 days from December 6, 2022.

(7) Includes 1,114 RSUs that could be delivered as shares within 60 days from December 6, 2022.

(8) Includes 7,032 RSUs that could be delivered as shares within 60 days from December 6, 2022.

(9) Includes 1,621 RSUs that could be delivered as shares within 60 days from December 6, 2022.

(10) Includes 1,556 RSUs that could be delivered as shares within 60 days from December 6, 2022.

(11) Includes 4,066 RSUs that could be delivered as shares within 60 days from December 6, 2022.

(12) Includes 35,739 RSUs that could be delivered as shares within 60 days from December 6, 2022.

Beneficial Ownership of More Than 5%

Based on information available as of December 6, 2022, no person beneficially owned more than 5% of Accenture plc's Class X ordinary shares, and the only persons known by us to be a beneficial owner of more than 5% of Accenture plc's Class A ordinary shares outstanding (which does not include shares held by Accenture) were as follows:

Name and Address of Beneficial Owner	Accenture plc Class A Ordinary Shares	
	Shares Beneficially Owned	% Shares Beneficially Owned
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355[1]	56,202,558	8.5 %
BlackRock, Inc. 55 East 52nd Street New York, NY 10055[2]	46,215,372	7.0 %

(1) Based solely on the information disclosed in a Schedule 13G/A filed with the SEC on February 9, 2022 by The Vanguard Group and certain related entities reporting sole power to vote or direct the vote over 0 Class A ordinary shares, sole power to dispose or direct the disposition of 53,590,336 Class A ordinary shares, shared power to vote or direct the vote over 1,060,960 Class A ordinary shares and shared power to dispose or direct the disposition of 2,612,222 Class A ordinary shares.

(2) Based solely on the information disclosed in a Schedule 13G/A filed with the SEC on February 3, 2022 by BlackRock, Inc. and certain related entities reporting sole power to vote or direct the vote over 39,440,076 Class A ordinary shares and sole power to dispose or direct the disposition of 46,215,372 Class A ordinary shares.

As of December 6, 2022, Accenture beneficially owned an aggregate of 28,648,371 Accenture plc Class A ordinary shares, or 4.4% of the issued Class A ordinary shares. Class A ordinary shares held by Accenture may not be voted and, accordingly, will have no impact on the outcome of any vote of the shareholders of Accenture plc.



Proposal 2
Non-Binding Vote to Approve Executive Compensation

Proposal 2: Non-Binding Vote to Approve Executive Compensation

We are pleased to provide our shareholders the opportunity to vote on a non-binding advisory resolution to approve the compensation of our named executive officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis and compensation tables.

In considering their vote, we urge shareholders to review the information on Accenture's compensation policies and decisions regarding the named executive officers presented in the Compensation Discussion and Analysis on pages 41 to 61, as well as the discussion regarding the Compensation, Culture & People Committee on page 11.

The shareholder vote on this resolution will not be binding on management or the Board. However, the Board and the Compensation, Culture & People Committee value the opinions of our shareholders and will review and consider the voting results when making future compensation decisions for our named executive officers.

Shareholders continued to show strong support of our executive compensation programs, with **approximately 92% of the votes cast for the approval of our "say-on-pay"** proposal at our 2022 annual general meeting of shareholders.

Accenture employs a pay-for-performance philosophy for our entire global management committee and all of our named executive officers. Our compensation philosophy and framework have resulted in compensation for our named executive officers that reflects the Company's financial results and the other performance factors described in "—Compensation Discussion and Analysis—Process for Determining Executive Compensation." Our annualized total shareholder return for the three-year period ended August 31, 2022 was 15%, which was in the 78th percentile among our peers, and our annualized total shareholder return for the five-year period ended August 31, 2022 was 19%, which was in the 93rd percentile among our peers.

As required under Irish law, the resolution in respect of Proposal 2 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

In accordance with our current policy of holding annual "say-on-pay" advisory votes, the next "say-on-pay" advisory vote is expected to occur at our 2024 annual general meeting of shareholders.

The text of the resolution in respect of Proposal 2 is as follows:

"Resolved, that the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and compensation tables, is hereby approved."

 The Board recommends that you vote **"FOR"** the approval of the compensation of our named executive officers.



Proposal 3

Non-Binding Vote on the Frequency of Future Votes to Approve Executive Compensation

Proposal 3: Non-Binding Vote on the Frequency of Future Votes to Approve Executive Compensation

In accordance with the requirements of section 14A of the Exchange Act and the related rules of the SEC, shareholders are being asked to recommend, in an advisory, non-binding vote, whether a vote to approve the compensation of our named executive officers should occur every one, two or three years, commonly referred to as a say-on-frequency resolution.

The Board has determined that an advisory vote to approve executive compensation that occurs once every year continues to be appropriate for the Company and its shareholders. In reaching this recommendation, the Board considered that holding an annual advisory vote to approve executive compensation allows shareholders to provide direct input on the Company's compensation philosophy, policies and practices as disclosed in the proxy statement each year. An annual advisory vote also provides the Compensation, Culture & People Committee with the opportunity to evaluate its compensation decisions, taking into account the timely feedback provided by shareholders. In addition, the Board recognizes that an annual advisory vote to approve executive compensation is consistent with the Company's policy of facilitating communications of shareholders with the Board and its various committees, including the Compensation, Culture & People Committee.

Although this resolution is non-binding, the Board and Compensation, Culture & People Committee value the opinions of our shareholders and will review and consider the voting results when determining how often we submit a "say-on-pay" advisory vote to our shareholders.

As required under our Articles of Association, the resolution in respect of Proposal No. 3 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast. In the event no option receives a majority of the votes cast, the Board intends to adopt the option that receives the most votes.

The text of the resolution in respect of Proposal 3 is as follows:

"Resolved, that the shareholders recommend, in an advisory, non-binding vote, whether a vote to approve the compensation of the Company's named executive officers should occur every one, two or three years, or abstain from any recommendation."

The Board recommends that you vote **"ONE YEAR"** with respect to how frequently future non-binding shareholder votes to approve the compensation of our named executive officers should occur.



Executive Compensation

Executive Compensation

Compensation Discussion and Analysis

In this section, we review the objectives and elements of Accenture's executive compensation program, its alignment with Accenture's performance and the 2022 compensation decisions regarding our named executive officers.

Fiscal 2022 Overview

In fiscal 2022, we delivered outstanding financial results while creating 360° value for all of our stakeholders—our clients, people, shareholders, partners and communities.

Accenture is a global professional services company that helps the world's leading businesses, governments and other organizations build their digital core, optimize their operations, accelerate revenue growth and enhance citizen services—creating tangible value at speed and scale. We are a talent and innovation led company with over 721,000 people serving clients in more than 120 countries. Technology is at the core of change today, and we are one of the world's leaders, with strong ecosystem relationships. We combine our strength in technology with unmatched industry experience, functional expertise and global delivery capability. We are uniquely able to deliver tangible outcomes because of our broad range of services, solutions and assets across Strategy & Consulting, Technology, Operations, Industry X and Accenture Song. These capabilities, together with our culture of shared success and commitment to creating 360° value, enable us to help our clients succeed and build trusted, lasting relationships.

As a talent and innovation led organization, our people have highly specialized skills that drive our differentiation and competitiveness. We care deeply for our people, and are committed to a culture of shared success, to investing in our people to provide them with boundaryless opportunities to learn and grow in their careers through their work experience and continued development, training and reskilling, and to helping them achieve their aspirations both professionally and personally. We have an unwavering commitment to inclusion and diversity.

We measure our success by both our financial results and the broader 360° value we create for our stakeholders. Our compensation program rewards our named executive officers for their overall contribution to Accenture's performance, including execution against our business plan and the creation of 360° value for all our stakeholders.

Strong financial results allow us to deliver 360° value for all our stakeholders. In fiscal 2022, we delivered revenues of $62 billion, representing a record increase of 22% in U.S dollars and 26% in local currency, adding $11 billion in revenues for the year. We again gained significant market share, expanded our operating margin by 10 basis points, increased earnings per share to $10.71, a 17% increase over fiscal 2021 earnings per share and a 22% increase over adjusted fiscal 2021 earnings per share, and returned $6.6 billion to shareholders through dividends and share repurchases.

We promoted approximately 157,000 of our people, delivered more than 40 million training hours and added nearly 100,000 people to our global team. Today, we are 47% women with a goal of gender parity by 2025. We have set a goal to reach net-zero emissions by 2025, and now power our offices and centers worldwide with over 97% renewable electricity, on our way to our goal of 100% by 2023.

We further create value for communities around the world, ranging from creating jobs to developing digital skills, supporting refugees and enabling young entrepreneurs. During fiscal 2022, we discontinued our business in Russia and donated $5 million to nonprofit relief organizations working to help people in Ukraine and those who were displaced. We are leveraging our expertise in digital learning and collaboration, and are partnering with UNICEF's Generation Unlimited on the new Passport to Earning platform program to equip 10 million young people ages 15 to 24 across 10 countries with digital skills to prepare them for work.

Fiscal 2022 Named Executive Officers

The Company's named executive officers for the fiscal year ended August 31, 2022 and their titles are:

    

Julie **Sweet**	KC **McClure**	James **Etheredge**	Jean-Marc **Ollagnier**	Gianfranco **Casati***
Chair and chief executive officer	Chief financial officer	Chief executive officer— North America	Chief executive officer—Europe	Former chief executive officer— Growth Markets

* Mr. Casati served as our chief executive officer—Growth Markets during the fiscal year ended August 31, 2022. Mr. Casati stepped down from the position, effective September 1, 2022, and currently serves as executive chairman—Growth Markets.

Creating 360° Value

Our strategy is to create 360° value for all our stakeholders—our clients, people, shareholders, partners and communities. We measure our success by both our financial results and the broader 360° value we create for our stakeholders.

The compensation of the Company's named executive officers is tied to both Company and individual performance. In fiscal 2022, we delivered outstanding financial results, with significant market share gains, sustained profitability, record earnings growth, and excellent free cash flow, driving superior shareholder value. These strong financial results allow us to deliver 360° value for all our stakeholders.

Revenues

$61.6B

A record increase of 22% in U.S. dollars and 26% in local currency* from fiscal 2021, including revenues of $29.1 billion from North America, $20.3 billion from Europe and $12.2 billion from Growth Markets

Diluted Earnings Per Share

$10.71

A 17% increase from $9.16 in fiscal 2021, and a **22% increase from adjusted fiscal 2021 EPS** of $8.80, which excluded $0.36 in gains on an investment

Free Cash Flow

$8.8B

Record free cash flow, defined as operating cash flow of **$9.5 billion** net of property and equipment additions of **$718 million**, with a free cash flow to net income ratio of 1.3

New Bookings

$71.7B

Record bookings, **an increase of 21%** in U.S. dollars and 25% in local currency from fiscal 2021

Operating Margin

15.2%

An expansion of 10 basis points from fiscal 2021, while continuing to invest in our business, people and communities

Cash Returned to Shareholders

$6.6B

Defined as **cash dividends of $2.5 billion** and **share repurchases of $4.1 billion**. In fiscal 2022, we paid dividends of $3.88 per share, a 10% increase over the prior year

* See "Reconciliation of GAAP Measures to Non-GAAP Measures" on pages 90-91.

We continue to invest to create 360° value across our business, people and communities, including in the following key areas during fiscal 2022:

Investments in Acquisitions

$3.4B

38 strategic investments to scale in high growth areas of the market, acquire critical skills and capabilities, deepen our industry and functional expertise and drive continued innovation

Research and Development

$1.1B

Investment in assets, platforms and industry and functional solutions to extend our capabilities while **protecting our innovative and differentiated technology solutions** through more than 8,300 patents and pending patent applications worldwide

Developing Our People

$1.1B

Investment in continuous learning and development. With our digital learning platform, we delivered **over 40 million training hours**, an increase of 27% compared to fiscal 2021

Promoting Our People

157,000

We celebrated approximately 157,000 promotions, and added almost 100,000 people to our global workforce

Strong Leadership

9,700+

Accenture leaders, with an average of 15 years of Accenture experience, and a Global Management Committee team with an average of 24 years of Accenture experience

Commitment to Our Communities

1.6M+

People equipped with skills to make substantive improvements to their lives through our **Skills to Succeed** initiative

Gender Equality

47%

Women, on track to achieve our goal of 50% by 2025

Renewable Electricity

97%

Toward our goal of 100% by the end of 2023

Overview of Compensation Elements

The primary elements of our executive compensation programs for our named executive officers included the following for fiscal 2022:

	Pay Element	Payment Form	Description/Objectives
Fixed	**Base Compensation**	Cash	Provides a fixed level of compensation each year. Reflects the executive's leadership role.
Variable	**Global Annual Bonus**	Cash	Designed to tie pay to both individual and Company performance for the fiscal year. Paid from funds accrued during the fiscal year based on Company financial performance, compared to the earnings target for the year.
	Key Executive Performance Share Program	Equity	The most significant element of compensation. Vesting of awards is tied to meeting performance objectives related to operating income results and relative total shareholder return, in each case, over a 3-year period.
	Accenture Leadership Performance Equity Award Program	Equity	Recognize and reward Accenture leaders based on individual, team and Company performance, in each case, with respect to the prior fiscal year.
	Voluntary Equity Investment Program	Equity	Opportunity for eligible Accenture leaders to designate up to 30% of cash compensation to make monthly purchases of Accenture plc Class A ordinary Shares. 50% matching RSU grant following the end of the program year that generally vests 2 years later.

Compensation Practices

The Compensation, Culture & People Committee oversees the design and administration of the Company's compensation programs, among other things. The Compensation, Culture & People Committee believes that a well-designed, consistently applied compensation program is fundamental to the Company's culture of shared success. The compensation program for the named executive officers is designed to reward them for their overall contribution to Company performance, including the Company's execution against its business plan and the creation of 360° value for all stakeholders. The Compensation, Culture & People Committee recognizes that in a professional services company, it is the collective leadership and individual contributions of our people around the world that are responsible for creating success for all of our stakeholders. Specifically, the program is designed to create shareholder value through:

- **Pay-for-Performance** by aligning compensation to company performance.
- **Appropriate Pay Mix** with an emphasis on performance-based compensation.
- **Creating 360° Value** with our culture of shared success, to deliver value for our clients, people, shareholders, partners and communities.
- **Competitive Benchmarking** against our compensation peer group and similar roles across the broader market.
- **Leadership Essentials** demonstrated by executives are considered in determining compensation outcomes.

The Compensation, Culture & People Committee and management seek to ensure that our executive compensation programs align with our core compensation philosophy. We maintain the following policies and practices that drive our named executive officer compensation programs:

What We Do

- Align our executive pay with performance

- Set challenging performance objectives

- Provide an appropriate mix of short- and long-term incentives

- Align executive compensation with shareholder returns through performance-based vesting of equity incentive awards

- Use appropriate peer groups when establishing compensation

- Maintain meaningful equity ownership guidelines

- Include caps on individual payouts in short- and long-term incentive plans

- Include a clawback policy for our cash and equity incentive awards

- Mitigate potential dilutive effects of equity awards through our share repurchase programs

- Hold an annual "say-on-pay" advisory vote

- Conduct annual compensation risk review and assessment

- Retain an independent compensation consultant

What We Don't Do

- No contracts with multi-year guaranteed salary increases or non-performance bonus arrangements

- No "golden parachutes," change in control payments or excise tax gross-ups

- No change in control "single trigger" equity acceleration provisions

- No dividends or dividend equivalents paid until vesting

- No hedging or pledging of Company shares

- No supplemental executive retirement plan

Pay-for-Performance

The Compensation, Culture & People Committee believes that total compensation for the Company's named executive officers should closely align with the Company's performance and each individual's performance.

Our named executive officers are eligible to earn a cash bonus award under our Global Annual Bonus program, which is funded during the fiscal year based on Company financial performance compared to the earnings target for the year, and rewards them for Company and individual performance evaluated against performance objectives, as described below under "—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations." We also use two primary equity compensation programs for our named executive officers: the Key Executive Performance Share Program, which rewards achievement over a prospective three-year performance period, and the Accenture Leadership Performance Equity Award Program, which rewards executives for performance in the preceding fiscal year.

When setting compensation, the Compensation, Culture & People Committee considers the Company's performance and compensation earned over a multi-year period, in each case, relative to our peer group. As the graph below shows, **the Company's performance** with respect to total shareholder return over a three-year period was at the **78th percentile** among the companies in our peer group as of August 31, 2022. The **realizable total direct compensation** for our chief executive officer over this same period was at the **50th percentile**, which indicates that relative Company performance ranked higher than relative realizable pay, as compared to our peer group.


3-Year Realizable Total CEO Compensation Percentile
100%
50%
0%
50th percentile pay
Accenture
78th percentile TSR
50%
100%
Peer Companies
3-Year Total Shareholder Return Percentile

We define realizable total direct compensation as the sum of the following, based on information reported in each company's most recent annual proxy statement:

(1) all cash compensation earned during the preceding three-year period;

(2) the value of all time-vested restricted shares, RSUs, and stock options granted during the preceding three-year period as of August 31, 2022; and

(3) the value of all performance-vested restricted shares and RSUs granted during the preceding three-year period, based on actual performance results or estimated performance to date (based on proxy disclosures) as of August 31, 2022.

The companies included in our peer group used for benchmarking executive compensation are identified under "—Role of Benchmarking" below.

The Company's performance with respect to total shareholder return over a three-year period was at the 78th percentile among the companies in our peer group as of August 31, 2022. The average realizable total direct compensation for all of our named executive officers for the same three-year period was at the 62nd percentile, which indicates that relative Company performance ranked higher than the average relative realizable pay of all of our named executive officers, as compared to our peer group.

Say-on-Pay Vote

Shareholders continued to show strong support for our executive compensation programs, with **approximately 92% of the votes cast for the approval of our "say-on-pay"** proposal at our 2022 annual general meeting of shareholders. Given this strong support, which we believe demonstrates our shareholders' satisfaction with the alignment of our named executive officers' compensation and the Company's performance, the Compensation, Culture & People Committee determined not to implement any significant changes to our compensation programs in fiscal 2022 as a result of the shareholder advisory vote.

Process for Determining Executive Compensation

With guidance from its independent compensation consultant, Pay Governance LLC ("Pay Governance"), the Compensation, Culture & People Committee reviews and approves a peer group annually in July for use in conducting competitive market benchmarking of compensation for our named executive officers. This peer group is used to provide a meaningful gauge of current pay practices and levels as well as overall compensation trends among companies engaged in the different aspects of the Company's business for purposes of assessing compensation for our named executive officers, as further described under "—Role of Benchmarking."

The Compensation, Culture & People Committee holds two meetings in October of each year. At the first meeting, the Compensation, Culture & People Committee, with input from the Nominating, Governance & Sustainability Committee, assesses overall Company performance for the completed fiscal year as well as the performance of our chair and chief executive officer. At this same meeting, the Compensation, Culture & People Committee reviews internal pay equity data and external benchmarking reports, as discussed below under "—Role of Benchmarking". At the subsequent meeting, the Compensation, Culture & People Committee, with input from Pay Governance, considers this overall Company performance, such benchmarking and internal compensation references, as well as the chair and chief executive officer's recommendations when determining each other individual named executive officer's performance rating in assessing whether they exceeded, met or partially met their performance objectives for the year and setting their individual compensation levels.

Determining Company Performance

In October 2022, the Compensation, Culture & People Committee and the Nominating, Governance & Sustainability Committee, in consultation with Ms. Sweet and Ms. McClure, evaluated overall Company performance for fiscal 2022 by reviewing the results achieved against the performance objectives for the year (as discussed below under "—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations") and then determined whether the Company exceeded, met or partially met the objectives as a whole for the year.

In assessing overall Company performance, the committees focused on those aspects of the Company's performance reflected in the "Proxy Summary—Financial Highlights" above. The committees also considered the Company's record new bookings, significant market share gains, record revenue growth, sustained profitability and record earnings growth, all while continuing our progress toward sustainability goals and investing in our business, people and communities, including promoting a record high 157,000 people and completing 38 acquisitions.

> Based on the Company's performance, the committees set the Company's performance rating for fiscal 2022 in the
>
> **"exceeds"**category

The committees' evaluation of Ms. Sweet's performance is discussed below under "—Fiscal 2022 Compensation Decisions."

At the second meeting in October of 2022, the Company's performance rating was used as one of the key factors in setting the amounts of compensation that the named executive officers receive for each of the performance elements of compensation described below. In approving compensation, the Compensation, Culture & People Committee took into account the individual performance rating for Ms. Sweet that it set, together with the Nominating, Governance & Sustainability Committee, and the individual performance ratings that it set, together with Ms. Sweet, for the other named executive officers. Applying these performance ratings, and after considering appropriate internal and external benchmarking data, the Compensation, Culture & People Committee then approved compensation for each named executive officer.

Performance Objectives Used in Evaluations

As discussed above, performance-based compensation is determined by evaluating performance against annual objectives. The objectives for fiscal 2022 were set forth in our annual shared success scorecard, which aligns to our fundamental and strategic priorities. These annual objectives went through multiple layers of review, including by the Compensation, Culture & People Committee's independent compensation consultant, who confirmed that they were rigorous and challenging before being reviewed and approved by the Compensation, Culture & People Committee at the beginning of the fiscal year.

Performance against the shared success scorecard served as one of the components against which the Compensation, Culture & People Committee, together with the Nominating, Governance & Sustainability Committee, considered Ms. Sweet's performance, and the Compensation, Culture & People Committee considered each other named executive officer's performance, for fiscal 2022. The fiscal 2022 shared success scorecard included financial performance objectives that were established by reference to our business plan, including with respect to revenue growth in local currency, operating margin, earnings per share, new bookings and free cash flow, as well as other nonfinancial objectives, as described below. Our named executive officers also have additional objectives specific to their roles, including for Ms. Sweet, which included increasing the leadership position of the Company within the marketplace, improving client satisfaction, and driving growth within specific strategic areas of focus. We believe that encouraging our named executive officers, as well as other employees with management responsibility, to focus on a variety of performance objectives that reflect our commitment to creating value for our clients, people, shareholders, partners and communities reduces the incentive to take excessive risk with respect to any single objective. The Company does not apply a formula or use a pre-determined weighting when comparing overall performance against the various objectives, and no single objective is material in determining individual performance and resulting pay decisions.

For fiscal 2022, over 480 Accenture employees with management responsibility, including each of the named executive officers, were evaluated under the shared success scorecard, which included enterprise-wide objectives in the following key categories. In addition, leaders were evaluated under additional individual performance objectives where they could make a personal impact.

 ### Financial Objectives

- Continued focus on fundamental metrics of overall financial success, including revenue growth, new bookings, EPS, cash flow and profit, while delivering 360° value to all our stakeholders

- Growing faster than the market while delivering strong underlying profitability, enabling continued investment in our business, people and communities

 ### Strategic Objectives

- Achieving key objectives in strategic priority areas and growth initiatives, including cloud, industry X and security

- Driving 360° value differentiation by utilizing Accenture assets and developing and implementing solutions and industry acceleration

 ### Our Clients

- Partnering with our clients to create 360° value, including through implementation of our client satisfaction methodology and our 360° value meter

 ### Our People

- Achieving gender, racial and ethnic diversity and inclusion goals, including a 50/50 gender-balanced workforce, 30% women managing directors, and increased race and ethnicity representation

- Investing in our people through programs and experiences that foster wellbeing, belonging and connection, sense of purpose and development of marketable skills that lead to vibrant careers to help them achieve their professional and personal aspirations

 ### Sustainability

- Achieving specific environmental goals based on our broader goals of net-zero by the end of 2025 and 100% renewable electricity by the end of 2023

- Continuing our commitment to our communities, including through our Skills to Succeed initiative

Fiscal 2022 Compensation Decisions

Summaries of the compensation decisions made by the Compensation, Culture & People Committee in recognition of our named executive officers' performance during fiscal 2022 are described below.

Chair and Chief Executive Officer

In October 2022, the Compensation, Culture & People Committee and the Nominating, Governance & Sustainability Committee considered Ms. Sweet's individual performance against the metrics described above under "—Process for Determining Executive Compensation." The committees also took into account feedback solicited by our chief leadership & human resources officer from members of our executive committee and other senior leaders.

The committees set Ms. Sweet's individual performance rating for fiscal 2022 at a level consistent with the overall Company performance rating, which was in the "**exceeds**" category and established her performance grant value modifier, as further described under "—Compensation Programs," for purposes of determining the target value of her Key Executive Performance Share Program award, at 1.00X based on the Company's two-year relative total shareholder return. In making its compensation decisions, the Compensation, Culture & People Committee considered many factors, including the Company's outstanding financial performance and significant market share gains during fiscal 2022 across all services and markets, Ms. Sweet's exceptional level of engagement with the Company's clients globally, her execution of the Company's strategic objectives, all while continuing our progress toward sustainability goals and investing significantly in our business, people and communities, and her response to geopolitical crises.

At the October 2022 meetings, the Compensation, Culture & People Committee and its independent compensation consultant, Pay Governance, also discussed market trends and reviewed benchmarking reports, as discussed below under "—Role of Benchmarking." As part of this review, when setting Ms. Sweet's compensation based on her performance during fiscal 2022, the Compensation, Culture & People Committee considered the Company's performance results for fiscal 2022, sustained historical performance results, external market references (including absolute and relative performance against the Company's peers) and internal compensation references.

Ms. Sweet was not involved in setting her compensation and was not present during the review of her performance or approval of her compensation. As a result of its fiscal 2022 assessments and consideration of data provided by its independent compensation consultant, the Compensation, Culture & People Committee approved the following compensation elements for Ms. Sweet in recognition of her achievements during fiscal 2022:

 **Julie Sweet**
Chair and chief executive officer

Base Compensation (as of Dec. 1, 2022)	$1,550,000
Fiscal 2022 Global Annual Bonus	$5,900,000
Target Value of January 2023 Equity Awards	$20,000,000 • $15,000,000 under Key Executive Performance Share Program • $5,000,000 under Accenture Leadership Performance Equity Award Program



Pay Mix

6% Base Compensation

21% Fiscal 2022 Global Annual Bonus

73% January 2023 Equity Awards

75% of equity awards are granted under the Key Executive Performance Share Program and are **subject to Company performance over a 3-year period**

The chart above reflects the compensation elements that the Compensation, Culture & People Committee approved for Ms. Sweet in recognition of her achievements during fiscal 2022. In accordance with SEC rules, the numbers presented in the Summary Compensation Table for 2022 on page 62 of this Proxy Statement include her base compensation paid during fiscal 2022, the long-term incentive equity awards granted to her in fiscal 2022 and her fiscal 2022 Global Annual Bonus payable in fiscal 2023.

Other Named Executive Officers

In determining the compensation of the other named executive officers based on their performance during fiscal 2022, Ms. Sweet submitted a recommendation to the Compensation, Culture & People Committee for the overall compensation of each of these officers for the committee's review, discussion and approval. In making these recommendations, Ms. Sweet considered the following four factors:

- **Company Performance.** Company performance, as measured against objective and subjective measures under our shared success scorecard;

- **Individual Performance.** Each officer's individual performance;

- **Internal Benchmarks.** Internal comparisons across members of our executive committee; and

- **External Benchmarks.** External market references.

The individual contributions and leadership of each of the other named executive officers were measured against the performance objectives as described above in "—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations." Management and the Compensation, Culture & People Committee believe that this approach reflects that the leadership team is collectively responsible for a broad range of Company results and initiatives. In evaluating performance against the objectives, no formula or pre-determined weighting was used, and no one objective was individually material.

Ms. Sweet discussed with the Compensation, Culture & People Committee the leadership role and performance of each of the other named executive officers. For the other named executive officers, to the extent applicable, Ms. Sweet also discussed with the Compensation, Culture & People Committee the financial results of the businesses for which they were responsible. In developing her recommendation to the Compensation, Culture & People Committee for the compensation of the named executive officers, Ms. Sweet considered information on market-comparable compensation provided by the Company's compensation consultant, WTW plc ("WTW"). Before making the final compensation decisions for the year, the Compensation, Culture & People Committee reviewed and discussed Ms. Sweet's recommendations, in consultation with its independent compensation consultant.

As a result of its fiscal 2022 assessments and consideration of data provided by its independent compensation consultant, the Compensation, Culture & People Committee established a performance grant value modifier, as further described under "—Compensation Programs," for purposes of determining the target value of each other named executive officer's Key Executive Performance Share Program award, at 1.00X based on the Company's two-year relative total shareholder return, and approved the following compensation elements for Ms. McClure, Mr. Etheredge and Mr. Ollagnier in recognition of their achievements during fiscal 2022:



KC McClure
Chief financial officer

Base Compensation (as of Dec. 1, 2022)	$1,100,000
Fiscal 2022 Global Annual Bonus	$2,062,688
Target Value of January 2023 Equity Awards	$5,300,000 • $4,000,000 under Key Executive Performance Share Program • $1,300,000 under Accenture Leadership Performance Equity Award Program



Pay Mix

13% Base Compensation

24% Fiscal 2022 Global Annual Bonus

63% January 2023 Equity Awards

75% of equity awards are granted under the Key Executive Performance Share Program and are **subject to Company performance over a 3-year period**



James Etheredge
Chief executive officer—North America

Base Compensation (as of Dec. 1, 2022)	$1,100,000
Fiscal 2022 Global Annual Bonus	$2,137,500
Target Value of January 2023 Equity Awards	$5,300,000 • $4,000,000 under Key Executive Performance Share Program • $1,300,000 under Accenture Leadership Performance Equity Award Program



Pay Mix

13% Base Compensation

25% Fiscal 2022 Global Annual Bonus

62% January 2023 Equity Awards

75% of equity awards are granted under the Key Executive Performance Share Program and are **subject to Company performance over a 3-year period**



Jean-Marc Ollagnier*
Chief executive officer—Europe

Base Compensation (as of Dec. 1, 2022)	$1,069,540
Fiscal 2022 Global Annual Bonus	$2,116,989
Fiscal 2022 Special Cash Bonus**	$350,000
Target Value of January 2023 Equity Awards	$5,300,000 • $4,000,000 under Key Executive Performance Share Program • $1,300,000 under Accenture Leadership Performance Equity Award Program



Pay Mix

- **12%** Base Compensation
- **24%** Fiscal 2022 Global Annual Bonus
- **4%** Fiscal 2022 Special Cash Bonus
- **60%** January 2023 Equity Awards

75% of equity awards are granted under the Key Executive Performance Share Program and are **subject to Company performance over a 3-year period**

---

* The base compensation and fiscal 2022 Global Annual Bonus amounts for Mr. Ollagnier were converted from euros to U.S. dollars at an exchange rate of 0.90221, which was the average of the monthly translation rates for fiscal 2022.

** The Compensation, Culture & People Committee retains the authority to make special cash bonus awards for the purpose of recognizing exceptional achievements. In recognition of Mr. Ollagnier's significant contributions in overseeing the Company's discontinuance of its business in Russia, the Compensation, Culture & People Committee awarded Mr. Ollagnier a one-time special cash bonus of $350,000 for fiscal 2022.

The charts above reflect the compensation elements that the Compensation, Culture & People Committee approved for the other named executive officers in recognition of their achievements during fiscal 2022. In accordance with SEC rules, the numbers presented in the Summary Compensation Table for 2022 on page 62 of this Proxy Statement include the named executive officers' base compensation paid during fiscal 2022, the long-term incentive equity awards granted to them in fiscal 2022, their fiscal 2022 Global Annual Bonus and any special cash bonus, if any, such bonuses payable in fiscal 2023.

Gianfranco Casati

Mr. Casati served as our chief executive officer—Growth Markets until he stepped down from such position, effective September 1, 2022. As a result of its fiscal 2022 assessment of Mr. Casati's performance, the Compensation, Culture & People Committee approved a fiscal 2022 cash bonus of $2,283,633 and an award equal to $1,300,000 under the Accenture Leadership Performance Equity Award Program, in recognition of fiscal 2022 performance. Mr. Casati's fiscal 2022 cash bonus was converted from Singapore dollars to U.S. dollars at an exchange rate of 1.36296, which was the average of the monthly translation rates for fiscal 2022.

Role of Compensation Consultants

The Compensation, Culture & People Committee has engaged Pay Governance to serve as the Compensation, Culture & People Committee's independent compensation consultant. Pay Governance and its affiliates do not provide any services to the Company or any of the Company's affiliates other than advising the Compensation, Culture & People Committee on executive and director compensation. With respect to executive compensation, as requested by the Compensation, Culture & People Committee, Pay Governance advises the Compensation, Culture & People Committee on general marketplace trends in executive compensation, makes proposals for executive compensation programs, recommends peer companies for inclusion in competitive market analyses of compensation and otherwise advises the Compensation, Culture & People Committee with regard to the compensation of our chair and chief executive officer and members of our executive committee. Pay Governance also provides input for the Compensation, Culture & People Committee to consider regarding the final compensation packages of our chair and chief executive officer, as discussed under "—Process for Determining Executive Compensation." In addition, Pay Governance provides input to the Compensation, Culture & People Committee for its annual review of director compensation, as discussed under "Director Compensation."

Management separately receives benchmarking information with respect to the members of our executive committee from its compensation consultant, WTW, as described under "—Role of Benchmarking." While WTW also acts as management's compensation consultant in various capacities with respect to our global workforce and assists management in formulating its compensation recommendations for the members of our executive committee, the Compensation, Culture & People Committee has separately engaged Pay Governance as its independent compensation consultant to provide it with independent advice and to avoid any conflicts of interest. The Compensation, Culture & People Committee has assessed the independence of Pay Governance pursuant to the applicable rules and determined that its engagement does not raise any conflict of interest.

Role of Benchmarking

Pay Governance performs extensive analyses focusing on executive compensation opportunity, total realizable pay, the difficulty of achieving incentive plan goals, pay-for-performance alignment and the compensation levels of chief executive officers and other executive officers across our peer group companies. The Compensation, Culture & People Committee considers these analyses when determining the compensation of our named executive officers, including the chair and chief executive officer.

In addition, WTW prepares a report that includes a comparison of our named executive officers' compensation to comparable roles within our proxy peer group companies, as well as the most recent data for similar roles across the world's largest technology companies. The WTW report serves as one input to consider along with Company and individual performance, internal comparisons across members of our executive committee and alignment with our shared success compensation philosophy.

Because the future performance of the Company and the companies in our peer group are not known at the time that the compensation opportunities under the Company's programs are established, the Compensation, Culture & People Committee also considers an annual review of the most recent historical alignment of pay and performance relative to the Company's peers. This review is intended to help the Compensation, Culture & People Committee ensure that the Company aligns pay and performance relative to its peers and that our compensation programs are working as intended. The results of the review with respect to all of our named executive officers are summarized under "—Pay-for-Performance" above.

Fiscal 2022 Peer Group

The Compensation, Culture & People Committee reviews and approves a peer group annually for use in conducting competitive market analyses of compensation for our named executive officers. We do not believe many companies compete directly with us in all lines of our business. However, the Compensation, Culture & People Committee identifies a peer group of relevant public companies for which data are available that are comparable to the Company in at least some areas of our business. Our peer group includes companies that have one or more of the following attributes, which were considered in the screening process to identify appropriate peers:

- **Listed Company.** Publicly traded securities listed on a U.S. stock exchange that are subject to reporting obligations that are similar to Accenture's;

- **Similar Business or Industry.** Similar business or services operations in the industries and markets in which Accenture competes and/or have a similar business reliance on human capital;

- **Comparable Revenues.** Revenues within a range similar to Accenture's revenues;

- **Competitor.** Being a direct line-of-business competitor; and

- **Global Scale.** Large, global companies with multiple lines of business, typically S&P 100 companies with strong brand recognition.

The Compensation, Culture & People Committee made no changes with respect to the fiscal 2022 compensation peer group and believes the fiscal 2022 compensation peer group below continues to accurately reflect Accenture's size and complexity. The Compensation, Culture & People Committee further believes the fiscal 2022 compensation peer group provides a meaningful gauge of current pay practices and levels as well as overall compensation trends among companies engaged in the different aspects of the Company's business for purposes of assessing fiscal 2022 compensation for our named executive officers. The Compensation, Culture & People Committee compares each named executive officer's total target compensation to total target compensation for similar positions within this peer group when setting compensation levels, although the Compensation, Culture & People Committee excludes outliers when it determines, in consultation with its independent compensation consultant, that such exclusion is appropriate. This ensures that the Compensation, Culture & People Committee has the appropriate benchmarking data to compare pay levels of our named executive officers in the highly-competitive and fluid executive labor market for large technology companies.

Peer Group for Assessing Fiscal 2022 Compensation

Aon plc
Chubb Limited
Cisco Systems, Inc.
Cognizant Technology Solutions Corporation
General Dynamics Corporation
Honeywell International Inc.
Intel Corporation

International Business Machines Corporation
Marsh & McLennan Companies, Inc.
Microsoft Corporation
Morgan Stanley
Oracle Corporation
salesforce.com, inc.
Visa Inc.

Accenture vs. Peer Group*



| Revenue | **Accenture** 85th Percentile | | Market Capitalization | **Accenture** 76th Percentile |

0   25   50   75   100   0   25   50   75   100

* Reflects the most recent fiscal year-end results.

Compensation Programs

This section provides greater detail on the elements of our named executive officers' compensation, which consist of the following:

Cash Compensation

- Base Compensation
- Global Annual Bonus

Long-Term Equity Compensation

- Key Executive Performance Share Program
- Accenture Leadership Performance Equity Award Program
- Voluntary Equity Investment Program

Cash Compensation

Cash compensation for Accenture's named executive officers consists of two components: base compensation and the Global Annual Bonus, each of which is described below.

Base Compensation

Base compensation provides a fixed level of compensation to the named executive officers each year and reflects each named executive officer's leadership role, as opposed to individual performance. Base compensation may vary for named executive officers based on relative market compensation. Increases to base compensation, if any, generally take effect in connection with a promotion or at the beginning of the compensation year, which begins on December 1 of each year.

Global Annual Bonus

The Global Annual Bonus is designed to tie pay to both individual and Company performance for the fiscal year; in particular, financial performance compared to the earnings target established by the Compensation, Culture & People Committee at the start of the year. Final overall funding decisions are made at the end of the fiscal year based primarily upon the Company's performance against this target and are subject to approval by the Compensation, Culture & People Committee.

Once the program's Company-wide funding for the year is finalized, individual payouts are determined based on the Company's overall performance against our shared success scorecard as well as each eligible employee's career level within the Company and individual performance rating. Payments under this program are made after each fiscal year-end. The program is designed to provide higher incentives as employees advance through our career levels. A large number of Accenture employees are eligible for the Global Annual Bonus, including members of Accenture Leadership (over 9,400 employees) and each of our named executive officers.

Each of the named executive officers was assigned a fiscal 2022 Global Annual Bonus target that is a percentage of his or her base salary as shown below. A named executive officer may earn more or less than his or her target award based upon the Company's overall funding of the bonus pool and his or her individual annual performance rating, ranging from a minimum bonus of 0% and up to a maximum bonus (assuming 100% funding of the fiscal 2022 bonus pool), as shown below.

Named Executive Officer	FY22 Minimum Bonus as a % of Target Bonus	FY22 Target Bonus as a % of Base Salary*	FY22 Maximum Bonus as a % of Target Bonus*
Julie Sweet	0%	200%	200%
KC McClure	0%	150%	133%
James Etheredge	0%	150%	133%
Gianfranco Casati	0%	150%	133%
Jean-Marc Ollagnier	0%	150%	133%

* In order to better align these executives' overall target direct compensation with market levels for their positions, the Compensation, Culture & People Committee approved fiscal 2023 target bonus levels of 250% of base salary for Ms. Sweet and 175% of base salary for each of Ms. McClure and Messrs. Etheredge and Ollagnier. Fiscal 2023 maximum bonus level as a percentage of target bonus was unchanged for Ms. Sweet. Fiscal 2023 maximum bonus levels as a percentage of target bonus increased to 171% for each of Ms. McClure and Messrs. Etheredge and Ollagnier.

The Compensation, Culture & People Committee took the Company's strong fiscal 2022 performance into consideration in approving an overall funding percentage for the Global Annual Bonus that was at the target level. In determining the final individual payout levels shown in the "Summary Compensation Table" below, the Compensation, Culture & People Committee considered the Company's overall performance against the metrics included in its shared success scorecard, as described under "—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations," and each executive's individual annual performance rating, as described under "—Fiscal 2022 Compensation Decisions."

Special Cash Bonus

The Compensation, Culture & People Committee retains the authority to make special cash bonus awards for the purpose of recognizing exceptional achievements. In recognition of Mr. Ollagnier's significant contributions in overseeing the Company's discontinuance of its Russian operations following Russia's attack on Ukraine and navigating the impact on our European operations, the Compensation, Culture & People Committee awarded Mr. Ollagnier a one-time special cash bonus of $350,000 for fiscal 2022.

Long-Term Equity Compensation

Our long-term equity compensation aligns the interests of our named executive officers with those of our shareholders. The Company intends for long-term equity compensation to constitute the most significant component of the compensation opportunity for the named executive officers. The Company offers all of its equity grants in the form of RSUs, which are subject to performance and/or time vesting requirements. With respect to fiscal 2022, our named executive officers were eligible to receive grants under the following primary programs, which encourage retention and align the interests of eligible participants with our shareholders.

Program	Eligible Employees	Objective
Key Executive Performance Share Program	Senior members of Accenture Leadership	Reward participants for driving the Company's business to meet performance objectives related to operating income results and relative total shareholder return, in each case, over a 3-year performance period.
Accenture Leadership Performance Equity Award Program	Members of Accenture Leadership	Recognize and reward based on individual, team and Company performance, in each case, with respect to the prior year.
Voluntary Equity Investment Program	Members of Accenture Leadership	Encourage share ownership through voluntary share purchases, with a 50% matching RSU grant following the end of the program year that generally vests 2 years later.

Key Executive Performance Share Program

The Key Executive Performance Share Program is the program under which the Compensation, Culture & People Committee grants the majority of RSUs to the senior members of Accenture Leadership and is intended to be the most significant element of our named executive officers' compensation over time.

The program takes operating income and total shareholder return into account, with operating income results weighted more heavily than total shareholder return. This approach recognizes that operating income more accurately reflects the Company's performance against its objectives. Since vesting of grants under the program depends on Accenture's cumulative performance against these metrics over the three-year period, a significant portion of the named executive officers' realizable total direct compensation is aligned against performance over an extended period. Thus, for example, a period of poor performance against the Company's operating income or relative total shareholder return targets could affect the ultimate vesting percentage for several years of RSU grants made to the named executive officers under this program. The Company also believes linking compensation to long-term Company performance encourages prudent risk management and discourages excessive risk taking for short-term gain.

Based on the Company's cumulative operating income and relative total shareholder return for the three-year period from fiscal 2020 through fiscal 2022, the 2020 Key Executive Performance Share Program awards vested at **150%** of the target level. Awards under our 2022 Key Executive Performance Share Program have a three-year performance period beginning on September 1, 2021 and ending on August 31, 2024.

- **Operating Income Results.** Up to 75% of the total RSUs will vest, if at all, at the end of the three-year performance period based upon the achievement of operating income targets by the Company during the performance period. For each fiscal year during the performance period, the Compensation, Culture & People Committee approves an operating income plan for this program that the Compensation, Culture & People Committee deems to be challenging. The aggregate of these three annual operating income plans forms the reference, or target, for measuring aggregate operating income results over the three years. Performance is then calculated as the actual aggregate operating income divided by the target aggregate operating income, with the percentage vesting of RSUs determined as shown in the table below.

- **Relative Total Shareholder Return.** Up to 25% of the total RSUs will vest, if at all, at the end of the three-year performance period based upon Accenture's total shareholder return, as compared to the total shareholder return of the comparison companies listed below, together with the S&P 500 Total Return Index. Relative total shareholder return is determined by dividing the fair market value of the stock of a company at the end of the performance period (August 31, 2024), adjusted to reflect cash, stock or in-kind dividends paid on the stock of that company during the performance period, by the fair market value of that stock at the beginning of the performance period (September 1, 2021). In order to compare Accenture's relative total shareholder return with that of our comparison companies and the S&P 500 Total Return Index, each company and the S&P 500 Total Return Index is ranked in order of its total shareholder return. Accenture's percentile rank among the comparison companies and the S&P 500 Total Return Index is then used to determine the percentage vesting of RSUs as shown in the table below.

| Performance Level* | Operating Income | | Relative TSR | |
	Accenture Performance Rate vs. Target	Percentage of RSUs that Vest (Out of a Target of 75%)	Accenture Percentile Rank	Percentage of RSUs that Vest (Out of a Target of 25%)
Below Threshold	Below 80%	0%	Below 40th percentile	0%
Threshold	80%	37.5%	40th percentile	12.5%
Target	100%	75%	60th percentile	25%
Maximum	110% or greater	112.5%	At or above 75th percentile	37.5%

* We will proportionally adjust the number of RSUs that vest if Accenture's performance level falls between "Target" and "Maximum," or between "Threshold" and "Target," in each case on a linear basis.

The following comparison companies, together with the S&P 500 Total Return Index, are used for measuring relative total shareholder return for the 2022 Key Executive Performance Share Program. These companies are reviewed and approved by the Compensation, Culture & People Committee annually in advance of the applicable fiscal year.

Key Executive Performance Share Program Peer Group

Aon plc	International Business Machines Corporation
Capgemini SE	Marsh & McLennan Companies, Inc.
Cisco Systems, Inc.	Microsoft Corporation
Cognizant Technology Solutions Corporation	Oracle Corporation
DXC Technology Company	salesforce.com, inc.*
General Dynamics Corporation	SAP SE
Infosys Limited	S&P 500 Total Return Index
Intel Corporation	Visa Inc.*

* For fiscal 2022, these companies replaced Automatic Data Processing, Inc and Hewlett Packard Enterprise Company.

This group of companies and the S&P 500 Total Return Index together represent a slightly different and broader list than the fiscal 2022 compensation peer group identified under "—Role of Benchmarking" above. These companies and the S&P 500 Total Return Index together were determined to yield a more appropriate comparative group for purposes of evaluating relative total shareholder return than the fiscal 2022 compensation peer group.

Accenture shares underlying the RSUs granted under the Key Executive Performance Share Program that vest are delivered following the Compensation, Culture & People Committee's determination of the Company's results with respect to the performance metrics. Each of our named executive officers received a grant of RSUs under the Key Executive Performance Share Program on January 1, 2021 and January 1, 2022. Each of our named executive officers, except Ms. Sweet, was eligible for provisional age-based vesting as of the grant dates. Provisional age-based vesting means that if a participant voluntarily terminates his or her employment after reaching age 50 and completing 15 years of continuous service, the participant is entitled to pro rata vesting of his or her award at the end of the three-year performance period based on the portion of the performance period during which he or she was employed. The vesting schedules for the Key Executive Performance Share Program awards that were outstanding at the end of fiscal 2022 are set forth in footnote 5 to the "Outstanding Equity Awards at August 31, 2022" table below.

Grant Value Modifier. To further align our named executive officers' pay with the Company's performance, starting with the January 1, 2022 grants, the program includes a performance grant value modifier that is used to adjust the target value of each named executive officer's Key Executive Performance Share award at the time of grant. The performance grant value modifier can range from 0.85X to 1.15X of the otherwise applicable guideline target value of such award and is set by the Compensation, Culture & People Committee based on the Company's one-year and three-year absolute total shareholder return, as well as an overall assessment of the prior fiscal year performance. If the Company's relative total shareholder return is below the 55th percentile over the prior two-year period in comparison to a group of third-party identified compensation peers, the modifier is capped at 1.00X. The performance grant value modifier approved in October 2021 for January 1, 2022 grants to the named executive officers was set at 1.15X based on the Company's very strong absolute and relative total shareholder return and record performance for the year.

Changes to Key Executive Performance Share Program. In its review of the Key Executive Performance Share Program, the Compensation, Culture & People Committee concluded that potential payouts under the program for strong results were lower than maximum payout opportunities under performance equity programs at the Company's peers. Therefore, in consultation with Pay Governance, the Compensation, Culture & People Committee approved an increase in both the performance required to attain a maximum award payout and the maximum award opportunity beginning with the 2023 Key Executive Performance Share Program. Under the 2023 Key Executive Performance Share Program, if Accenture's operating income vs. target is 115% or greater, 150% of the total target RSUs granted will vest and if Accenture's relative total shareholder return is at or above the 80th percentile, 50% of the total target RSUs granted will vest, increasing the total maximum payout opportunity from 150% to 200%. The Compensation, Culture & People Committee implemented these changes to incentivize superior performance and provide a maximum long-term incentive payout opportunity that is more in line with market practices.

Accenture Leadership Performance Equity Award Program

The Accenture Leadership Performance Equity Award Program is designed to recognize and reward members of Accenture Leadership based on individual, team and Company performance in the most recently completed fiscal year and is funded based on overall Company performance. Eligible members of Accenture Leadership receive equity grants in the form of time-vesting RSUs. These awards vest in three equal installments on each January 1 following the grant date until fully vested. However, grants under this program to participants who are age 50 or older on the date of grant have a shortened vesting schedule that is graduated based on the age of the participant on the grant date, with a one month vesting period applicable to participants who are age 56 or older on the grant date. As a result, a shorter vesting schedule applied to all or a portion of the RSUs granted under this program to each of our named executive officers in fiscal 2022, as further shown in the "Stock Vested in Fiscal 2022" table below. The actual vesting schedules for these awards outstanding at fiscal year-end are set forth in footnote 2 to the "Outstanding Equity Awards at August 31, 2022" table below.

Voluntary Equity Investment Program

Under the Voluntary Equity Investment Program, Accenture Leadership, in jurisdictions where permitted, may elect to designate up to 30% of their total cash compensation to this share purchase program. These amounts are deducted from after-tax income and used to make monthly purchases of Accenture plc Class A ordinary shares from Accenture at fair market value on the 5th of each month for deductions taken in the previous month. Participants are awarded a 50% matching RSU grant at the end of the program year in the form of one RSU for every two shares that have been purchased during the program year and that have not been sold or transferred prior to the matching grant date. This matching grant will generally vest in full two years from the date of the grant. Under the program, if a participant leaves Accenture or withdraws from the program prior to the award of the matching grant, he or she generally will not receive a matching grant.

In the last completed program year, which ran from January 2021 to January 2022, Mses. Sweet and McClure and Mr. Etheredge participated in the Voluntary Equity Investment Program and, based on their respective purchases through the program and held at year-end, received a grant of matching RSUs under the Voluntary Equity Investment Program in fiscal 2022 as indicated above and the "Grants of Plan-Based Awards for Fiscal 2022" table below.

2020 Next Generation Leadership Performance Share Program

In March 2020, the Company granted one-time awards under the 2020 Next Generation Leadership Performance Share Program, which was designed to align a broader leadership team to deliver on the Company's new growth model. The Compensation, Culture & People Committee granted performance-based RSUs, each with a target value of $1,500,000, to each of the members of the Company's global management committee, including each of the named executive officers. Awards under the program vested based on Accenture's cumulative performance over the three-year performance period that began on September 1, 2019 and ended on August 31, 2022. Up to 75% of the total RSUs were eligible to vest based upon Accenture's Compound Annual Growth Rate (CAGR) as compared against the CAGR of a group of comparison companies, with the target number of RSUs allocated to this metric earned at a relative CAGR of 2.0x. Up to 25% of the total RSUs were eligible to vest at the end of the three-year performance period based upon Accenture's relative total shareholder return, consistent with the 2020 Key Executive Performance Share Program, except that Accenture had to perform even better as compared to the designated comparison companies in order to achieve the threshold, target and maximum payouts for this component of the award, with the target number of RSUs allocated to this metric earned at a relative total shareholder return at the 65th percentile.

Based on the Company's results with respect to the performance metrics described above, the 2020 Next Generation Leadership Performance Share Program awards vested at **146.4%** of the target level.

The terms of all four of these programs provide that the number of RSUs granted and still outstanding on any applicable record date will be adjusted proportionally to reflect the Company's payment of dividends or other significant corporate events. Additional RSUs awarded in connection with dividend adjustments are subject to the same vesting conditions as the underlying awards.

Other Compensation

Consistent with the Company's compensation philosophy, the Company provides only limited personal benefits to the named executive officers. Like many of our peer companies and consistent with local market practices, these include premiums paid on life insurance policies, tax-return preparation services and personal security arrangements, as may be needed from time to time, and for Ms. Sweet, the use of a car and driver and the use of a Company-provided aircraft for personal travel, which Ms. Sweet uses for security purposes and to maximize the time she is able to spend on the Company's business. Ms. Sweet is fully responsible for all personal income taxes associated with such personal usage. Mr. Casati, who is based in Singapore, receives a housing allowance and maintenance costs. Additional discussion of the personal benefits and other compensation provided to the named executive officers in fiscal 2022 is included in the "Summary Compensation Table" below.

Additional Information

Equity Ownership Requirements

The Company has an equity ownership requirement policy pursuant to which the Company's most stringent share ownership requirements apply to the named executive officers. These share ownership requirements are intended to ensure that each of the named executive officers holds a meaningful ownership stake in Accenture. The Company intends that this ownership stake will further align the interests of the named executive officers and the Company's shareholders. Under these requirements, each of the named executive officers is required to hold Accenture equity (which may include unvested equity) with a value equal to at least six times his or her base compensation by the fifth anniversary of becoming a named executive officer. Each of the named executive officers maintains ownership of Accenture equity in excess of this requirement. Named executive officers may only satisfy this ownership requirement through the holdings they acquire pursuant to the Company's share programs.

Derivatives and Hedging

All employees, including our named executive officers, and members of the Board (or their designees) are prohibited from purchasing shares on margin or purchasing financial instruments, or otherwise engaging in transactions that are designed to hedge or offset any fluctuations in the market value of the Company's equity securities they hold directly or indirectly, whether or not such securities were acquired from Accenture's equity compensation programs.

Pledging Company Securities

Our chair and chief executive officer, executive officers, members of our global management committee, other key employees and members of the Board are each prohibited from borrowing against any account in which the Company's securities are held or pledging the Company's securities as collateral for a loan.

Employment Agreements and Post-Termination Compensation

Each of the Company's named executive officers has entered into an employment agreement with the Company's local affiliate in the country in which he or she is employed. As more specifically described in "Potential Payments Upon Termination" below, certain of the employment agreements provide for various post-termination payments, some of which are conditioned on compliance with noncompetition and non-solicitation obligations following termination. In addition, members of Accenture Leadership employed in the United States, including Ms. Sweet, Ms. McClure and Mr. Etheredge, are eligible for benefits under our Accenture Leadership Separation Benefits Plan, subject to, among other things, compliance with post-termination noncompetition and non-solicitation obligations. The Company's employment agreements and the Accenture Leadership Separation Benefits Plan do not include guaranteed bonus amounts, "golden parachutes," multi-year severance packages, significant accelerated vesting of stock awards or other payments triggered by a change in control, U.S. Internal Revenue Code section 280G or other tax gross-up payments related to a change in control, other than as may be required by local law. The named executive officers receive compensatory rewards that are tied to their own performance and the Company's performance, rather than by virtue of longer-term employment agreements. This is consistent with the Company's objective to reward each individual's performance and his or her contribution to Company performance, including the achievement of it business objectives. Similarly, the Company does not contribute to pension plans for any of the named executive officers and does not offer significant deferred cash compensation or other post-employment benefits to such officers. Finally, members of Accenture Leadership employed in the United States who retire from the Company after reaching age 50 and who have achieved at least 10 years of service are also eligible to participate in the U.S. Retiree Medical Benefit Program, which provides partially subsidized medical insurance benefits for them and their dependents. For more information, see "Potential Payments Upon Termination" below.

No Change in Control Arrangements

As described above, the Company's employment agreements do not contain guaranteed bonus amounts, "golden parachutes," multi-year severance packages or guarantees, accelerated vesting of stock awards or other payments triggered by a change in control. Similarly, we do not provide our executives U.S. Internal Revenue Code section 280G or other tax gross-up payments related to a change in control.

Clawback Policy

Accenture has a clawback policy that applies to both incentive cash bonus and equity-based incentive compensation awarded to our chair and chief executive officer and members of the global management committee as well as our senior leaders. Under the policy, to the extent permitted by applicable law and subject to the approval of the Compensation, Culture & People Committee, the Company may seek to recoup any incentive-based compensation awarded to any executive subject to the policy, if (1) the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the securities laws, (2) the misconduct of an executive subject to the policy contributed to the noncompliance that resulted in the obligation to restate and (3) a lower award would have been made to the covered executive had it been based upon the restated financial results. The Company intends to adopt a clawback policy consistent with the requirements of the Exchange Act Rule 10D-1 after the New York Stock Exchange releases final listing standards in accordance with such rule.

In addition, the existing equity grant agreements between Accenture and our named executive officers include recoupment provisions in specific circumstances, even after the awards have vested. In the event a named executive officer leaves the Company and competes against us within a specified time period (for example, by joining a competitor, targeting our clients or recruiting our employees) or in the event the named executive officer is terminated for cause (which generally includes engaging in any activity that the officer knows or should know would harm the business or reputation of Accenture or continued material failure to meet performance standards), the award recipient is generally obligated to return to the Company the shares originally delivered to that recipient under our equity programs.

Compensation Risk Assessment

In fiscal 2022, management performed an annual comprehensive review for the Compensation, Culture & People Committee regarding whether the risks arising from any of our compensation policies or practices are reasonably likely to have a material adverse effect on the Company. We believe that the structure of our compensation program does not encourage unnecessary or excessive risk taking. Our policies and practices include some of the following risk-mitigating characteristics:

- **Governance Structure.** Compensation programs operate within a governance and review structure that serves and supports risk mitigation;

- **Compensation, Culture & People Committee Oversight.** The Compensation, Culture & People Committee approves performance awards for our chair and chief executive officer and executive committee members after reviewing corporate and individual performance;

- **Vesting Conditions.** Vesting of performance-based equity awards, the most significant element of our named executive officers' compensation opportunity over time, is determined based on achievement of certain metrics (including operating income relative to plan and total shareholder return relative to a peer group), measured on a cumulative basis over a three-year period;

- **Balanced Incentives.** Our compensation program includes a balance of annual and long-term incentive opportunities and of fixed and variable features;

- **Multiple Performance Objectives.** Focus on a variety of performance objectives, thereby diversifying the risk associated with any single indicator of performance; and

- **Equity Ownership Requirements.** Members of Accenture Leadership who are granted equity are subject to our equity ownership requirements, which require all of those leaders to hold ownership stakes in the Company to further align their interests with the Company's shareholders (see "Additional Information—Equity Ownership Requirements" above).

Compensation, Culture & People Committee Report

The Compensation, Culture & People Committee has reviewed the Compensation Discussion and Analysis section of this proxy statement and discussed that section with management. Based on its review and discussions with management, the Compensation, Culture & People Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and our Annual Report on Form 10-K. This report is provided by the following independent directors, who compose the Compensation, Culture & People Committee:

The Compensation, Culture & People Committee

Nancy McKinstry, Chair

Beth E. Mooney

Paula A. Price

Arun Sarin

Compensation, Culture & People Committee Interlocks and Insider Participation

Our Compensation, Culture & People Committee is composed solely of independent directors. During fiscal 2022, the following directors served on our Compensation, Culture & People Committee: Nancy McKinstry, Beth E. Mooney, Paula A. Price and Arun Sarin. During fiscal 2022, no member of our Compensation, Culture & People Committee was an employee or officer or former officer of Accenture or had any relationships requiring disclosure under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or our Compensation, Culture & People Committee during fiscal 2022.

Summary Compensation Table

The table below sets forth the compensation earned by or paid to our named executive officers during the fiscal years ended August 31, 2020, 2021 and 2022. Mr. Etheredge was not a named executive officer in either fiscal 2020 or fiscal 2021. All amounts are calculated in accordance with SEC disclosure rules, including amounts with respect to our equity compensation plan awards.

Year	Salary($)	Bonus($)	Stock Awards($)[3]	Option Awards($)	Non-Equity Incentive Plan Compensation($)[4]	Change in Pension Value & Nonqualified Deferred Compensation Earnings($)	All Other Compensation($)[5]	Total($)
Julie Sweet								
Chair and chief executive officer								
2022	$1,475,000	—	$25,490,513	—	$5,900,000	—	$835,595	**$33,701,108**
2021	$1,362,500	—	$15,943,246	—	$5,450,000	—	$329,645	**$23,085,391**
2020	$1,250,000	—	$11,789,548 [7]	—	$4,000,000	—	$145,299	**$17,184,847**
KC McClure								
Chief financial officer								
2022	$1,068,750	—	$7,887,317	—	$2,062,688	—	$7,842	**$11,026,597**
2021	$975,000	—	$3,964,393	—	$1,990,950	—	$7,842	**$6,938,185**
2020	$975,000	—	$4,839,327 [7]	—	$1,486,456	—	$7,041	**$7,307,824**
James Etheredge								
Chief executive officer—North America								
2022	$1,068,750	—	$7,887,317	—	$2,137,500	—	$100,822	**$11,194,389**
Jean-Marc Ollagnier[1]								
Chief executive officer—Europe								
2022	$1,058,495	$350,000 [6]	$7,466,180	—	$2,116,989	—	$19,481	**$11,011,145**
2021	$1,097,891	—	$3,807,586	—	$2,236,159	—	$16,956	**$7,158,592**
2020	$1,004,791	—	$5,025,244 [7]	—	$1,640,010	—	$15,909	**$7,685,954**
Gianfranco Casati[2]								
Former chief executive officer—Growth Markets								
2022	$1,141,816	—	$7,466,180	—	$2,283,633	—	$176,072	**$11,067,701**
2021	$1,117,044	—	$3,619,024	—	$2,281,004	—	$167,368	**$7,184,440**
2020	$1,081,081	—	$4,935,479 [7]	—	$1,851,892	—	$178,765	**$8,047,217**

(1) Mr. Ollagnier is based in Europe and is compensated in euros. We converted his fiscal 2022 compensation to U.S. dollars at an exchange rate of 0.90221, which was the average of the monthly translation rates for fiscal 2022.

(2) Mr. Casati served as our chief executive officer—Growth Markets during the fiscal year ended August 31, 2022. Mr. Casati stepped down from the position, effective September 1, 2022, and currently serves as executive chairman—Growth Markets. Mr. Casati is based in Singapore and is compensated in Singapore dollars. We converted his fiscal 2022 compensation to U.S. dollars at an exchange rate of 1.36296, which was the average of the monthly translation rates for fiscal 2022.

(3) Represents the aggregate grant date fair value of stock awards granted during each of the years presented, computed in accordance with Topic 718, without taking into account estimated forfeitures. For more information, please refer to Note 13 (Share-Based Compensation) to our Consolidated Financial Statements in Part II, Item 8 of our Annual Report on Form 10-K for the year ended August 31, 2022. Terms of the stock awards for fiscal 2022 performance are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation" above. With respect to amounts included for the Key Executive Performance Share Program awards and the 2020 Next Generation Leadership Performance Share Program awards, the grant date fair value determined in accordance with Topic 718 is based on probable outcome as of the grant date, and assumes vesting between target and maximum. Assuming the achievement of either the probable outcome as of the grant date or maximum performance, the aggregate grant date fair value of the Key Executive Performance Share Program awards and the 2020 Next Generation Leadership Performance Share Program awards for each fiscal year included in this column would be as follows:

		Key Executive Performance Share Program	
	Year	Grant Date Fair Value Based on Probable Outcome	Grant Date Fair Value Based on Maximum Achievement
Ms. Sweet	2022	$20,040,477	$22,424,829
	2021	$12,663,243	$15,299,783
	2020	$9,233,746	$11,531,240
Ms. McClure	2022	$6,166,215	$6,899,852
	2021	$2,669,110	$3,224,830
	2020	$2,342,192	$2,924,965
Mr. Etheredge	2022	$6,166,215	$6,899,852
Mr. Ollagnier	2022	$6,166,215	$6,899,852
	2021	$2,669,110	$3,224,830
	2020	$2,672,204	$3,337,097
Mr. Casati	2022	$6,166,215	$6,899,852
	2021	$2,669,110	$3,224,830
	2020	$2,582,439	$3,224,988

		2020 Next Generation Leadership Performance Share Program	
	Year	Grant Date Fair Value Based on Probable Outcome	Grant Date Fair Value Based on Maximum Achievement
Ms. Sweet	2020	$1,603,087	$2,249,946
Ms. McClure	2020	$1,603,087	$2,249,946
Mr. Ollagnier	2020	$1,603,087	$2,249,946
Mr. Casati	2020	$1,603,087	$2,249,946

As described above under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Accenture Leadership Performance Equity Award Program," awards under our Accenture Leadership Performance Equity Award Program are typically granted in January in recognition of prior fiscal year performance. Thus, a portion of the amounts reported under "Stock Awards" each year in the Summary Compensation Table was granted in recognition of the prior fiscal year's performance.

(4) Amounts reflect payments that were made under the Global Annual Bonus program with respect to the 2022, 2021 and 2020 fiscal years, respectively. The terms of the Global Annual Bonus are summarized under "Compensation Discussion and Analysis—Compensation Programs—Cash Compensation—Global Annual Bonus" above.

(5) In accordance with the SEC's disclosure rules, perquisites and other personal benefits provided to Ms. McClure and Mr. Ollagnier for fiscal 2022 are not included because the aggregate incremental cost of these items was less than $10,000 per individual. The incremental costs of perquisites and other personal benefits provided to Ms. Sweet for fiscal 2022 included tax preparation fees, $142,629 for personal security arrangements, use of a car and driver and $668,513 for personal use of a Company-provided aircraft, which, in light of the results of an independent security study, the Company encourages Ms. Sweet to use for security and business productivity reasons. The aggregate incremental cost of such personal usage is calculated based on the variable operating costs to the Company of any personal flights. Ms. Sweet is fully responsible for all personal income taxes associated with such personal usage. The incremental cost of perquisites and other personal benefits provided to Mr. Etheredge for fiscal 2022 included $90,433 for personal security arrangements. The incremental cost of perquisites and other personal benefits provided to Mr. Casati for fiscal 2022 included tax preparation fees, and $170,233 for a housing allowance and maintenance costs.

Also included for fiscal 2022 are life insurance premium payments of $5,968 for Ms. Sweet, $7,842 for each of Ms. McClure and Mr. Etheredge, $3,818 for Mr. Casati, $10,392 for Mr. Ollagnier and payments of $1,365 to Ms. Sweet, and $2,391 to Mr. Etheredge as reimbursement for tax equalization payments. The amounts further include $156 for Mr. Etheredge for matching charitable contributions made by the Company on his behalf, and $4,553 for Mr. Ollagnier for profit-sharing contributions mandated by French law and $2,693 for matching contributions to a Company savings plan.

(6) Represents a special cash bonus in recognition of Mr. Ollagnier's significant contributions in overseeing the Company's discontinuance of its business in Russia, as described above in "Compensation Discussion and Analysis—Fiscal 2022 Compensation Decisions—Other Named Executive Officers."

(7) Includes one-time RSU grants made pursuant to the 2020 Next Generation Leadership Performance Share Program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—2020 Next Generation Leadership Performance Share Program" above, except that Mr. Casati's award granted on March 1, 2020 is not subject to a service vesting requirement.

Grants of Plan-Based Awards for Fiscal 2022

The table below summarizes each grant of an equity or non-equity award made to the named executive officers during fiscal 2022 under any incentive plan.

Name	Grant Date	Date of Committee Approval	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock and Option Awards($)[3]
			Threshold($)	Target($)	Maximum($)	Threshold(#)	Target(#)	Maximum(#)		
Julie Sweet	1/1/2022	10/21/2021	—	—	—	18,032 (4)	36,065 (4)	54,097 (4)	—	$20,040,477
	1/1/2022	10/21/2021	—	—	—	—	—	—	10,855 (5)	$4,499,721
	1/5/2022	7/12/2021	—	—	—	—	—	—	2,929 (6)	$950,315
	—	10/21/2021	—	$2,950,000	$5,900,000	—	—	—	—	—
KC McClure	1/1/2022	10/21/2021	—	—	—	5,548 (4)	11,097 (4)	16,645 (4)	—	$6,166,215
	1/1/2022	10/21/2021	—	—	—	—	—	—	3,136 (5)	$1,299,965
	1/5/2022	7/12/2021	—	—	—	—	—	—	1,298 (6)	$421,137
	—	10/21/2021	—	$1,603,125	$2,137,500	—	—	—	—	—
James Etheredge	1/1/2022	10/21/2021	—	—	—	5,548 (4)	11,097 (4)	16,645 (4)	—	$6,166,215
	1/1/2022	10/21/2021	—	—	—	—	—	—	3,136 (5)	$1,299,965
	1/5/2022	7/12/2021	—	—	—	—	—	—	1,298 (6)	$421,137
	—	10/21/2021	—	$1,603,125	$2,137,500	—	—	—	—	—
Jean-Marc Ollagnier[1]	1/1/2022	10/21/2021	—	—	—	5,548 (4)	11,097 (4)	16,645 (4)	—	$6,166,215
	1/1/2022	10/21/2021	—	—	—	—	—	—	3,136 (5)	$1,299,965
	—	10/21/2021	—	$1,587,743	$2,116,990	—	—	—	—	—
Gianfranco Casati	1/1/2022	10/21/2021	—	—	—	5,548 (4)	11,097 (4)	16,645 (4)	—	$6,166,215
	1/1/2022	10/21/2021	—	—	—	—	—	—	3,136 (5)	$1,299,965
	—	10/21/2021	—	$1,712,724	$2,283,632	—	—	—	—	—

(1) The equity awards to Mr. Ollagnier were granted under our French Qualified Sub-plan to our Share Incentive Plan (the "French Qualified Sub-plan"). Although those awards have generally the same terms and conditions as the corresponding awards granted to Leadership in other countries, these awards contain additional restrictions and provisions that allow the awards to qualify for favorable tax treatment in France, as described in the "Nonqualified Deferred Compensation for Fiscal 2022" table below.

(2) Represents cash award target opportunity range pursuant to the Global Annual Bonus program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Cash Compensation—Global Annual Bonus" and "Compensation Discussion and Analysis—Process for Determining Executive Compensation—Performance Objectives Used in Evaluations" above. For Ms. Sweet, the cash award target was 200% of her base compensation and for the other named executive officers, the cash award target was 150% of base compensation. The amounts for Mr. Ollagnier, who is compensated in euros, and Mr. Casati, who is compensated in Singapore dollars, were converted into U.S. dollars at exchange rates of 0.90221 and 1.36296, respectively, which were the averages of the monthly translation rates for fiscal 2022. For the actual amounts to be paid to each of the other named executive officers, see the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table" above and the applicable footnote. Amounts reported under the "Maximum" column represent the highest end of the target opportunity range based on the Company's overall funding of the fiscal 2022 bonus pool.

(3) Represents the grant date fair value of each equity award computed in accordance with Topic 718, without taking into account estimated forfeitures. With respect to the RSU grants made pursuant to the 2022 Key Executive Performance Share Program, the grant date fair value assumes vesting between target and maximum.

(4) Reflects RSU grants made pursuant to the 2022 Key Executive Performance Share Program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Key Executive Performance Share Program" above, except that Mr. Casati's award granted on January 1, 2022 is not subject to a service vesting requirement.

(5) Represents RSU grants made pursuant to the 2022 Accenture Leadership Performance Equity Award Program in recognition of fiscal year 2021 performance, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Accenture Leadership Performance Equity Award Program" above.

(6) Represents matching RSU grants made pursuant to the Voluntary Equity Investment Program, the terms of which are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation—Voluntary Equity Investment Program" above.

Outstanding Equity Awards at August 31, 2022

The following table provides details about each outstanding equity award held by our named executive officers as of August 31, 2022.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested(#)[2][3]	Market Value of Shares or Units of Stock That Have Not Vested($)[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)[4]
Julie Sweet	79,513	$22,936,320	114,853	$33,130,496
KC McClure	2,925	$843,746	29,502	$8,510,147
James Etheredge	2,861	$825,284	29,502	$8,510,147
Jean-Marc Ollagnier[1]	882	$254,422	29,502	$8,510,147
Gianfranco Casati	—	—	29,502	$8,510,147

(1) Awards to Mr. Ollagnier were granted under our French Qualified Sub-plan, as described in the "Nonqualified Deferred Compensation for Fiscal 2022" table below.

(2) Consists of the following outstanding RSUs, including RSUs awarded in connection with dividend adjustments:

	Award	Grant Date	Number	Vesting
Ms. Sweet	2022 Accenture Leadership Performance Equity Award Program	January 1, 2022	3,655	In full on January 1, 2023
	2020 Voluntary Equity Investment Program	January 5, 2021	3,350	In full on January 5, 2023
	2021 Voluntary Equity Investment Program	January 5, 2022	2,958	In full on January 5, 2024
	2020 Key Executive Performance Share Program	January 1, 2020	56,887	In full on October 19, 2022
	2020 Next Generation Leadership Performance Share Program	March 1, 2020	12,663	In full on October 19, 2022
Ms. McClure	2020 Voluntary Equity Investment Program	January 5, 2021	1,614	In full on January 5, 2023
	2021 Voluntary Equity Investment Program	January 5, 2022	1,311	In full on January 5, 2024
Mr. Etheredge	2020 Voluntary Equity Investment Program	January 5, 2021	1,550	In full on January 5, 2023
	2021 Voluntary Equity Investment Program	January 5, 2022	1,311	In full on January 5, 2024
Mr. Ollagnier	2020 Voluntary Equity Investment Program	January 5, 2021	882	In full on January 5, 2023

(3) Pursuant to the provisional age-based vesting conditions of their awards under both the 2020 Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program, the awards to each of the named executive officers, except Ms. Sweet, under the programs are treated as having vested as of August 31, 2022. See the "Stock Vested in Fiscal 2022" table below.

(4) Values determined based on August 31, 2022 closing market price of Accenture plc Class A ordinary shares of $288.46 per share.

(5) Consists of the following outstanding RSUs, including RSUs awarded in connection with dividend adjustments:

	Key Executive Performance Share Program	
Fiscal Year: Award Date: Based on Plan Achievement Level:	2022 January 1, 2022 Maximum	2021 January 1, 2021 Maximum
Ms. Sweet	54,607	60,246
Ms. McClure	16,802	12,700
Mr. Etheredge	16,802	12,700
Mr. Ollagnier[a]	16,802	12,700
Mr. Casati	16,802	12,700

RSUs granted pursuant to the 2021 Key Executive Performance Share Program will vest, if at all, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2020 and ending August 31, 2023 as determined by the Compensation, Culture & People Committee following the end of fiscal 2023. RSUs granted pursuant to the fiscal 2022 Key Executive Performance Share Program will vest, if at all, based on the Company's achievement of the specified performance criteria for the period beginning September 1, 2021 and ending August 31, 2024 as determined by the Compensation, Culture & People Committee following the end of fiscal 2024. The terms of the 2022 Key Executive Performance Share Program are summarized above in "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation."

Results for the 2021 and 2022 Key Executive Performance Share Program cannot be determined at this time. As results to date indicate achievement between the target and maximum levels for both the 2021 and 2022 Key Executive Performance Share Program, the amounts reflected in the column with respect to those programs are the maximum amounts.

(a) Granted under our French Qualified Sub-plan, as described in the "Nonqualified Deferred Compensation for Fiscal 2022" table below.

Stock Vested in Fiscal 2022

The table below sets forth the number of shares acquired in fiscal 2022 as a result of the vesting of RSUs awarded to our named executive officers under our compensatory equity programs.

Name	Stock Awards[1]	
	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)[2]
Julie Sweet	36,835	$13,398,983
KC McClure	32,545	$9,952,789
James Etheredge	27,627	$8,374,722
Jean-Marc Ollagnier	31,869	$9,487,680
Gianfranco Casati	31,723	$9,444,895

(1) Reflects vesting of RSUs, as further described below. The terms of our current programs under which we award RSUs to our named executive officers are summarized under "Compensation Discussion and Analysis—Compensation Programs—Long-Term Equity Compensation" above.

	Program	Number of Shares Acquired on Vesting	Date of Acquisition
Ms. Sweet	2019 Key Executive Performance Share Program[a]	20,570	10/21/2021
	2020 Accenture Leadership Performance Equity Award Program	1,226	1/1/2022
	2021 Accenture Leadership Performance Equity Award Program	6,667	1/1/2022
	2022 Accenture Leadership Performance Equity Award Program	7,257	2/1/2022
	2019 Voluntary Equity Investment Program	1,115	1/5/2022
Ms. McClure	2020 Key Executive Performance Share Program[b]	14,432	8/31/2022
	2020 Next Generation Leadership Performance Share Program[c]	12,663	8/31/2022
	2021 Accenture Leadership Performance Equity Award Program	1,238	1/1/2022
	2022 Accenture Leadership Performance Equity Award Program	3,146	2/1/2022
	2019 Voluntary Equity Investment Program	1,066	1/5/2022
Mr. Etheredge	2020 Key Executive Performance Share Program[b]	10,674	8/31/2022
	2020 Next Generation Leadership Performance Share Program[c]	12,663	8/31/2022
	2022 Accenture Leadership Performance Equity Award Program	3,146	2/1/2022
	2019 Voluntary Equity Investment Program	1,144	1/5/2022
Mr. Ollagnier	2020 Key Executive Performance Share Program[b][d]	16,039	8/31/2022
	2020 Next Generation Leadership Performance Share Program[c][d]	12,663	8/31/2022
	2022 Accenture Leadership Performance Equity Award Program[d]	3,167	2/1/2022
Mr. Casati	2020 Key Executive Performance Share Program[b]	15,914	8/31/2022
	2020 Next Generation Leadership Performance Share Program[c]	12,663	8/31/2022
	2022 Accenture Leadership Performance Equity Award Program	3,146	2/1/2022

(a) Vesting of the 2019 Key Executive Performance Share Program awards, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2018 and ended August 31, 2021, was determined by the Compensation, Culture & People Committee on October 21, 2021. Pursuant to the 2019 Key Executive Performance Share Program, 129.1% of the target award of RSUs vested on October 21, 2021, after the end of fiscal 2021, based on the Company's achievement of specified performance criteria over the three-year performance period. Because as of August 31, 2021, pursuant to the provisional age-based vesting provisions of their awards, each of the named executive officers, except Ms. Sweet, had fully satisfied the service criteria for vesting, 100% of the earned awards granted to them were treated as having vested in full as of that date; however, none of the awards actually vested until the stated vesting date of October 21, 2021. For more information on these provisional vesting terms, see "Potential Payments Upon Termination—Long-Term Equity Compensation" below.

(b) Vesting of the 2020 Key Executive Performance Share Program awards, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2019 and ended August 31, 2022, was determined by the Compensation, Culture & People Committee on October 19, 2022. Pursuant to the 2020 Key Executive Performance Share Program, 150% of the target award of RSUs vested on October 19, 2022, after the end of fiscal 2022, based on the Company's achievement of specified performance criteria over the three-year performance period. Because as of August 31, 2022, pursuant to the provisional age-based vesting provisions of their awards, each of the named executive officers, except Ms. Sweet, had fully satisfied the service criteria for vesting, 100% of the earned awards granted to them are being treated as having vested in full as of that date; however, none of the awards actually vested until the stated vesting date of October 19, 2022. For more information on these provisional vesting terms, see "Potential Payments Upon Termination—Long-Term Equity Compensation" below.

(c) Vesting of the 2020 Next Generation Leadership Performance Share Program awards, based on the Company's achievement of the specified performance criteria with respect to the period beginning September 1, 2019 and ended August 31, 2022, was determined by the Compensation, Culture & People Committee on October 19, 2022. Pursuant to the 2020 Next Generation Leadership Performance Share Program, 146.4% of the target award of RSUs vested on October 19, 2022, after the end of fiscal 2022, based on the Company's achievement of specified performance criteria over the three-year performance period. Because as of August 31, 2022, pursuant to the provisional age-based vesting provisions of their awards, each of the named executive officers, except Ms. Sweet, had fully satisfied the service criteria for vesting, 100% of the earned awards granted to them are being treated as having vested in full as of that date; however, none of the awards actually vested until the stated vesting date of October 19, 2022. For more information on these provisional vesting terms, see "Potential Payments Upon Termination—Long-Term Equity Compensation" below.

(d) Awards to Mr. Ollagnier were granted under our French Qualified Sub-plan, as described in the "Nonqualified Deferred Compensation for Fiscal 2022" table below.

(2) Reflects the aggregate fair market value of shares vested on the applicable date(s) of vesting.

Nonqualified Deferred Compensation for Fiscal 2022

Mr. Ollagnier's equity awards were granted under our French Qualified Sub-plan. Although these awards have generally the same terms and conditions as the corresponding awards granted to Accenture Leadership in other countries, these awards contain additional restrictions and provisions that allow the awards to qualify for favorable tax treatment in France. Under such restrictions and provisions, Accenture plc Class A ordinary shares underlying vested RSUs cannot be delivered until the first anniversary from the date of grant and are subject to a two-year minimum holding period from grant date. The following table sets forth information with respect to RSUs awarded to Mr. Ollagnier that have vested, but for which the underlying Accenture plc Class A ordinary shares were not immediately delivered to him.

Name	Executive Contributions in Last Fiscal Year($)	Registrant Contributions in Last Fiscal Year($)[1]	Aggregate Earnings in Last Fiscal Year($)[2]	Aggregate Withdrawals/ Distributions($)[3]	Aggregate Balance at Last Fiscal Year End($)[4]
Jean-Marc Ollagnier	—	$1,106,349	$13,330	$1,537,076	$913,553

(1) Represents the aggregate fair market value on the applicable date of vesting of the Accenture plc Class A ordinary shares underlying RSUs that vested during fiscal 2022, but for which the underlying shares were not immediately delivered to the named executive officer. Such value is included in the "Stock Vested in Fiscal 2022" table above.

(2) Represents earnings on undelivered Accenture plc Class A ordinary shares underlying RSUs that have vested, but for which the underlying shares were not immediately delivered to the named executive officer, including adjustments to such awards to reflect Accenture's payments of dividends on its Accenture plc Class A ordinary shares during fiscal 2022 pursuant to the terms of those awards and adjustments to the aggregate fair market value of the underlying shares and dividend shares. No such earnings are considered above-market or preferential and, accordingly, are not included in the "Summary Compensation Table" above.

(3) Represents the aggregate fair market value on the applicable date of delivery during fiscal 2022 of the Accenture plc Class A ordinary shares underlying RSUs.

(4) Represents the aggregate fair market value at August 31, 2022 of the Accenture plc Class A ordinary shares underlying RSUs that have vested, but for which the underlying shares had not yet been delivered to the named executive officer as of that date. The value is determined based on the August 31, 2022 closing market price of Accenture plc Class A ordinary shares of $288.46 per share.

Potential Payments Upon Termination

Employment Agreements

Mr. Ollagnier is entitled to specified payments in connection with the termination of his employment under his employment agreement and the requirements of French law:

- payments for his post-employment noncompetition and non-solicitation obligations, equal to 35% of 12 months' base and bonus compensation (based on the average amount received over the 12 months preceding termination), except that those payments can be reduced or limited to the extent the Company chooses not to enforce the non-competition and non-solicitation obligations. Such amounts are payable monthly over the 12-month period following termination;

- three-months' notice (or payment of three-months' base and bonus compensation (based on the average amount received over the 12 months preceding termination) in lieu of notice) except in the case of serious or gross misconduct, payable in a lump sum; and

- except in the case of voluntary resignation, a severance payment under the collective bargaining agreement that applies under French law to all Accenture employees in France, equal to one-third of a month of base and bonus compensation (based on the average amount received over the 12 months preceding termination) per year of service, up to a maximum of 12 months, payable in a lump sum.

Mr. Casati is subject to our standard employment agreement for members of Accenture Leadership in Singapore that provides for certain post-termination payments:

- payments for his post-employment noncompetition and non-solicitation obligations, equal to his annual base compensation, except that the Company will not be obligated to make such payments in the event it waives the noncompetition and non-solicitation obligations on or before termination. Such amounts are payable in two installments, the first within 30 days following termination and the second within 30 days following the 12-month anniversary of termination; and

- four-months' notice for termination (or payment of four-months' base compensation in lieu of notice), except in the event of termination for cause, payable in a lump sum.

If the employment of Mr. Casati or Mr. Ollagnier had been terminated as of August 31, 2022 (the last business day of fiscal 2022), they would have been entitled to receive the following amounts pursuant to their respective employment agreements and applicable local legal requirements:

	Aggregate Termination Payments	
	Voluntary Termination($)[1]	Involuntary Termination Without Notice($)[2]
Jean-Marc Ollagnier[3]	$1,153,129	$5,271,446
Gianfranco Casati[4]	$1,141,816	$1,522,422

(1) Amounts shown in this column reflect the following: (a) for Mr. Ollagnier, an amount equal to 35% of 12 months of his fiscal 2022 base compensation and his fiscal 2021 Non-Equity Incentive Plan Compensation amount; and (b) for Mr. Casati, an amount equal to 12 months of his fiscal 2022 base compensation. Such payments are conditioned upon the executive's continued compliance with the noncompetition and non-solicitation obligations set forth in the relevant executive's employment agreement for a period of 12 months following termination of employment.

(2) Amounts shown in this column reflect the following: (a) for Mr. Ollagnier, an amount equal to (x) 35% of 12 months of his fiscal 2022 base compensation and his fiscal 2021 Non-Equity Incentive Plan Compensation amount, (y) 12 months of his fiscal 2022 base compensation and fiscal 2021 Non-Equity Incentive Plan Compensation amount and (z) three months of his fiscal 2022 base compensation and fiscal 2021 Non-Equity Incentive Plan Compensation amount; and (b) for Mr. Casati, an amount equal to (x) 12 months of his fiscal 2022 base compensation and (y) four months of his fiscal 2022 base compensation.

(3) Mr. Ollagnier is based in Europe and is compensated in euros. We converted the amount he would be entitled to receive in respect of his base compensation to U.S. dollars at an exchange rate of 0.90221, which was the average of the monthly translation rates for fiscal 2022, and the amount he would be entitled to receive with respect of his fiscal 2021 Non-Equity Incentive Plan Compensation amounts at an exchange rate of 0.83601, which was the average of the monthly translation rates for fiscal 2021.

(4) Mr. Casati stepped down from his position as chief executive officer—Growth Markets, effective September 1, 2022, and currently serves as chairman—Growth Markets. Mr. Casati is based in Singapore and is compensated in Singapore dollars. We converted the amount he would be entitled to receive in respect of his base compensation to U.S. dollars at an exchange rate of 1.36296, which was the average of the monthly translation rates for fiscal 2022.

U.S. Accenture Leadership Separation Benefits Plan and U.S. Retiree Medical Benefits Program

Members of Accenture Leadership employed in the United States, including Mses. Sweet and McClure and Mr. Etheredge, are eligible for benefits under our U.S. Accenture Leadership Separation Benefits Plan and our U.S. Retiree Medical Benefits Program. Estimated benefits under these plans are summarized in the table below.

With respect to our most senior leaders, the U.S. Accenture Leadership Separation Benefits Plan provides that, subject to the terms and conditions of the plan, and contingent upon the execution of a separation agreement (which requires, among other things, a complete release of claims and affirmation of existing post-departure obligations, including noncompete and non-solicitation requirements), if the employment of a member of Accenture Leadership is involuntarily terminated, other than for "cause" (as defined under the plan) or certain other exceptions listed in the plan, including terminations following a leave of absence or in connection with a business transaction where the individual is offered a position with a successor, the terminated executive is entitled to receive the following:

- if the termination is for reasons unrelated to performance: (1) an amount equal to six months of base compensation, plus (2) one week of base compensation for each completed year of service (up to an additional eight weeks of base compensation), plus (3) a $12,000 COBRA payment (which is related to health and dental benefits); or

- if the termination is for reasons related to performance: (1) an amount equal to four months of base compensation, plus (2) an $8,000 COBRA payment.

All such payments will be made in a lump sum. In addition, under this plan, members of Accenture Leadership who are eligible for the plan benefits described above, including those terminated for reasons related to performance, are entitled to 12 months of outplacement benefits, which is provided by an outside firm selected by Accenture, at a maximum cost to Accenture of $11,000 per person.

Members of Accenture Leadership employed in the United States who retire from the Company after reaching age 50 and who have achieved at least 10 years of service are also eligible to participate in the U.S. Retiree Medical Benefits Program, which provides partially subsidized medical insurance benefits for the retired members of Accenture Leadership and their dependents.

The following table sets forth estimated benefits (assuming each individual terminated employment on August 31, 2022) under the U.S. Accenture Leadership Separation Benefits Plan and U.S. Retiree Medical Benefits Program for the named executive officers currently employed in the United States.

	U.S. Accenture Leadership Separation Benefits Plan		U.S. Retiree Medical Benefits Program
	Potential Payments if Termination is for Reasons Unrelated to Performance($)[1]	Potential Payments if Termination is for Reasons Related to Performance($)[2]	Estimated Present Value of Future Benefits($)[3]
Julie Sweet	$987,423	$510,667	$242,885
KC McClure	$721,798	$375,250	$217,372
James Etheredge	$721,798	$375,250	$259,636

(1) Amounts shown in this column reflect for each applicable named executive officer: (a) an amount equal to six months plus eight weeks of his or her annual base compensation, (b) a $12,000 COBRA payment and (c) $11,000 of outplacement services.

(2) Amounts shown in this column reflect for each applicable named executive officer: (a) an amount equal to four months of his or her annual base compensation, (b) an $8,000 COBRA payment and (c) $11,000 of outplacement services.

(3) The estimated present value of these medical insurance benefits is calculated (a) assuming each individual retired on August 31, 2022 (the last business day of fiscal 2022) or the earliest age at which they would be eligible for retirement and commenced receiving benefits immediately thereafter, (b) using a discount rate of 4.25% and (c) using mortality rates from U.S. mortality tables released by the Society of Actuaries.

Long-Term Equity Compensation

Death or Disability

The terms of our equity grant agreements for programs other than the Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program provide for the immediate acceleration of vesting in the event of the termination of the program participant's employment due to death or disability. The equity grant agreements for our Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program provide for provisional vesting of the awards in the event of the termination of the participant's employment due to death or disability. Provisional vesting means that, while the timing of vesting of such awards is not accelerated due to death or disability, vesting continues to occur as if the participant's employment had not terminated under those circumstances.

With respect to each of our named executive officers, the number of RSUs that would have vested under these circumstances and the aggregate market value of such RSUs as of the last business day of fiscal 2022 (based on the closing price per share on August 31, 2022) is equal to the amount and value of shares set forth in the "Stock Awards" columns of the "Outstanding Equity Awards at August 31, 2022" table above. Although vesting cannot yet be determined for the 2021 and 2022 Key Executive Performance Share Program awards, as results to date indicate achievement between the target and maximum levels for each of these programs, vesting is reflected at the maximum amounts with respect to each of these programs.

Other Terminations

The terms of our equity grant agreements for the Accenture Leadership Performance Equity Award Program also provide that, in the event of an involuntary termination of the program participant's employment, RSUs scheduled to vest within 12 months of termination immediately vest. However, shares underlying such RSUs will not be delivered until after the scheduled vesting date unless the program participant dies before such date.

The terms of our equity grant agreements for the Voluntary Equity Investment Program provide that (1) in the event of an involuntary termination of the program participant's employment prior to the first anniversary of the grant date, 50% of the RSUs will immediately vest and (2) in the event of an involuntary termination that occurs on or after the first anniversary of the grant date, all of the RSUs will immediately vest. In both cases, however, the shares underlying the RSUs will not be delivered until after the scheduled vesting date, unless the program participant dies before such date.

The terms of our equity grant agreements for the Key Executive Performance Share Program and the 2020 Next Generation Leadership Performance Share Program also provide for provisional vesting of the awards in the event of (1) voluntary termination of the program participant's employment after reaching age 50 and completing 15 years of continuous service or (2) involuntary termination without cause. In such cases, the participant is entitled to pro rata vesting of his or her award at the end of the three-year performance period based on the portion of the performance period during which he or she was employed.

Qualifying members of our global management committee who retire on or after the fiscal year-end but before the following February 1 receive a cash payment in recognition of their prior fiscal year performance rather than receiving the shares underlying RSUs under the Accenture Leadership Performance Equity Award Program that they would have received had they not retired before that date.

The following table sets forth the amounts each currently employed named executive officer would have been entitled to receive under these provisions if his or her employment had been terminated as of August 31, 2022:

Name	Vesting of Equity Awards following Voluntary Termination($)[1][2]	Vesting of Equity Awards following Involuntary Termination($)[1][2]	Cash Payment in Lieu of Equity Awards Following Retirement($)[3]
Julie Sweet	$20,062,393	$39,345,944	$3,350,000
KC McClure	$4,058,055	$4,712,859	$1,300,000
James Etheredge	$4,058,055	$4,694,398	$1,300,000
Jean-Marc Ollagnier	$4,058,055	$4,312,477	$1,300,000
Gianfranco Casati[4]	$8,510,147	$8,510,147	$1,300,000

(1) The amounts in this column reflect the aggregate value of the vesting of RSU awards previously granted to the named executive officers under the termination provisions described above. Although vesting cannot yet be determined for the 2021 and 2022 Key Executive Performance Share Program awards, as results to date indicate achievement between the target and maximum levels for each of these programs, vesting is reflected at the maximum amounts with respect to each of these programs.

(2) Values determined based on the August 31, 2022 closing market price of Accenture plc's Class A ordinary shares of $288.46 per share.

(3) Amounts shown in this column reflect the applicable portions of the grant date fair value of RSU awards to be made in January 2023 under the Accenture Leadership Performance Equity Award Program, which were approved by the Compensation, Culture & People Committee following the end of fiscal 2022.

(4) Mr. Casati stepped down from his position as chief executive officer—Growth Markets, effective September 1, 2022, and currently serves as chairman—Growth Markets.

Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our chair and chief executive officer to the annual total compensation of our median employee. We used the same median employee in our pay ratio calculation for 2022 as we used in 2021, as permitted under the SEC rules, because there has been no change in our employee population or compensation arrangements that we believe would significantly impact our pay ratio disclosure.

Our Employees

As described above, we used the same median employee in our pay ratio calculation for 2022 as we used in 2021. Based on the 2021 methodology, as of August 31, 2021, we employed more than 624,000 people, with offices and operations in 50 countries. Because of the geographical distribution of our workforce, our compensation program reflects many factors to determine how we compensate our employees in different countries around the world.

Our Fiscal 2022 Pay Ratio

Applying a cost-of-living adjustment, our identified median employee is located in India, with annual total compensation for fiscal 2022 of $51,635. Comparing this to the annual total compensation of our chair and chief executive officer of $33,701,108, our pay ratio was 653:1. Without the cost-of-living adjustment, the identified median employee is also located in India, with annual total compensation for fiscal 2022 of $22,381, resulting in a ratio of 1,506:1.

Pay Ratio Methodology

Our pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the following methodology:

- **Identifying the Global Employee Population.** We used our global employee population as of August 31, 2021 and excluded the following employees, who represent less than 2% of our employees: (i) 10,531 from businesses mainly in the digital space that we acquired during fiscal 2021, and (ii) 51 in Andorra and 35 in Taiwan. As a result of these exclusions, we considered a population of 613,739 employees.

- **Identifying the Median Employee.** We used annual base salary as of August 31, 2021 and applied the World Bank's Purchasing Power Parity conversion factors to adjust the employees' base salary and the median employee's total annual compensation to the cost-of-living in the U.S., where our chair and chief executive officer resides. We then identified a median from this group. We applied this same process without the cost-of-living adjustment as well. Foreign currencies were converted into U.S. dollars using the average of the monthly translation rates for fiscal 2021.

Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.



Audit

Audit

Audit Committee Report

The Audit Committee is composed entirely of independent directors, each of whom meets the independence and experience requirements set forth by the SEC and the NYSE. In addition, each member of the Audit Committee qualifies as an independent director and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Companies Act 2014.

The Audit Committee operates pursuant to a written charter, which may be accessed through the Governance Principles section of our website at www.accenture.com/us-en/about/governance/company-principles. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements, subject to any requirements under Irish law. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal accounting controls. KPMG, Accenture's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting. As part of the Audit Committee's oversight function, the Audit Committee:

- Reviewed and discussed the Company's annual audited financial statements, assessment of the effectiveness of internal control over financial reporting and quarterly financial statements with management and with KPMG;

- Reviewed related matters and disclosure items, including the Company's earnings press releases, and performed its regular review of critical accounting policies and the processes by which the Company's chief executive officer and chief financial officer certify the information contained in its quarterly and annual filings;

- Discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence and discussed with KPMG their independence and related matters.

In addition, in reliance upon its reviews and discussions as outlined above, the Audit Committee recommended to the Board of Directors the inclusion of the Company's audited financial statements in its Annual Report on Form 10-K for the fiscal year ended August 31, 2022 for filing with the SEC and approved the Company's Irish financial statements for presentation to the Company's shareholders. The Audit Committee also recommended during fiscal 2023 that KPMG be re-appointed as the Company's independent registered public accounting firm to serve until the Company's annual general meeting of shareholders in 2024 and that the Board submit this appointment to the Company's shareholders for ratification at the Annual Meeting. This report is provided by the following independent directors, who compose the Audit Committee:

The Audit Committee

Paula A. Price, Chair
Jaime Ardila
Venkata (Murthy) Renduchintala
Tracey T. Travis



Proposal 4

Ratify the Appointment and Approve Remuneration of Auditor

Proposal 4: Non-Binding Ratification of Appointment of Independent Auditor and Binding Authorization of the Board to Determine its Remuneration

Shareholders are being asked to vote to ratify, in a non-binding vote, the appointment of our independent registered public accounting firm, KPMG, and also to vote to authorize, in a binding vote, the Board, acting through the Audit Committee, to determine KPMG's remuneration. Upon the Audit Committee's recommendation, the Board has recommended the re-appointment of KPMG as our independent registered public accounting firm to audit our consolidated financial statements and our internal control over financial reporting for the fiscal year ending August 31, 2023. Although ratification is not required by our Memorandum and Articles of Association or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm. KPMG has served as our auditor since 2002, and we believe that the continued retention of KPMG is in the best interests of the Company and its shareholders. If our shareholders fail to ratify the selection, it will be regarded as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

In evaluating and selecting the Company's independent registered public accounting firm, the Audit Committee considers, among other things: the historical and recent performance of our current independent auditor; external data on audit quality and performance, including Public Company Accounting Oversight Board reports; and the capabilities, audit approach, industry experience, independence and tenure of the audit firm. To help maintain the independence of our auditor, the Audit Committee periodically considers the rotation of our independent auditor and the advisability and potential impact of selecting a different independent registered public accounting firm. In addition, in conjunction with the mandated rotation of the lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of KPMG's lead engagement partner.

We expect that one or more representatives of KPMG will attend the Annual Meeting. Each of these representatives will have the opportunity to make a statement, if he or she desires, and is expected to be available to respond to appropriate questions.

As required under Irish law, the resolution in respect of Proposal 4 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of the resolution in respect of Proposal 4 is as follows:

"To ratify, in a non-binding vote, the appointment of KPMG as the independent registered public accounting firm for the Company until the next annual general meeting of the Company in 2024 and to authorize, in a binding vote, the Board, acting through the Audit Committee, to determine its remuneration."



The Board recommends that you vote **"FOR"** the non-binding ratification of the appointment of KPMG as independent registered public accounting firm and the binding authorization of the Board, acting through the Audit Committee, to determine KPMG's remuneration.

Independent Auditor's Fees

The following table describes fees for services rendered by KPMG, Accenture's principal accountant, for the years ended August 31, 2022 and August 31, 2021.

(in thousands of U.S. dollars)	2022	2021
Audit Fees[1]	$24,212	$24,344
Audit-Related Fees[2]	$2,135	$2,036
Tax Fees[3]	$1,334	$1,348
All Other Fees[4]	$3	$4
Total Fees	**$27,684**	**$27,732**

(1) Audit Fees, including those for statutory audits, include the aggregate fees recorded for the fiscal year indicated for professional services rendered by KPMG for the audit of Accenture plc's annual financial statements and review of financial statements included in Accenture's Forms 10-K and Forms 10-Q. Audit Fees also include fees for the audit of Accenture's internal control over financial reporting.

(2) Audit-Related Fees include the aggregate fees recorded during the fiscal year indicated for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of Accenture plc's financial statements and not included in Audit Fees. Audit-Related Fees also include fees for merger and acquisition due diligence services and ESG assurance services.

(3) Tax Fees include the aggregate fees recorded during the fiscal year indicated for professional services and products provided by KPMG for tax compliance, tax advice and tax planning.

(4) All Other Fees include the aggregate fees recorded during the fiscal year indicated for products and services provided by KPMG, other than the services reported above. These fees include other consulting services. The Audit Committee concluded that the provision of these services and related fees does not affect the independence of KPMG.

Procedures for Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

Pursuant to its charter, the Audit Committee is responsible for reviewing and approving, in advance, any audit and any permissible non-audit engagement or relationship between Accenture and its independent auditor. The Audit Committee has delegated to its chair the authority to review and pre-approve any such engagement or relationship, which may be proposed in between its regular meetings. Any such pre-approval is subsequently considered and ratified by the Audit Committee at the next regularly scheduled meeting. In connection with the approval of any non-audit services, the Audit Committee concluded that the provision of these services and related fees do not affect the independence of KPMG.



Proposals 5–7

Annual Irish Law Proposals

Annual Irish Law Proposals

Proposal 5: Board Authority to Issue Shares

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares that are part of the company's authorized but unissued share capital. Our current authorization, approved by shareholders at our 2022 annual general meeting, will expire on July 26, 2023. We are presenting this Proposal 5 to renew the Board's authority to issue our authorized shares on the terms set forth below.

We understand that it is customary practice for Irish companies with U.S. listings to seek shareholder authority to issue up to 20% of a company's issued ordinary share capital and for such authority to be limited to a period of 12 to 18 months. Therefore, in accordance with customary practice, we are seeking approval to authorize the Board to issue up to a maximum of 20% of our issued ordinary share capital as of December 6, 2022 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless otherwise varied, revoked or renewed. Notwithstanding the foregoing, we expect to propose renewal of this authorization on a regular basis at our annual general meetings in subsequent years.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including, if applicable, in connection with funding acquisitions and raising capital. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board the authority to issue shares that are already authorized under our Articles of Association upon the terms below. In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

As required under Irish law, the resolution in respect of Proposal 5 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of the resolution in respect of Proposal 5 is as follows:

"That the directors be and are hereby generally and unconditionally authorized with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of section 1021 of the Companies Act 2014) up to an aggregate nominal amount of $14,302.59 (131,785,470 shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of December 6, 2022 (the latest practicable date before this proxy statement)), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

 The Board recommends that you vote **"FOR"** granting the Board authority to issue shares under Proposal 5.

Proposal 6: Board Authority to Opt-Out of Pre-Emption Rights

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as the pre-emption right). Because our current authority will expire on July 26, 2023, we are presenting this Proposal 6 to renew the Board's authority to opt-out of the pre-emption right on the terms set forth below.

We understand that it is customary practice in Ireland to seek shareholder authority to opt-out of the pre-emption rights provision in the event of (1) the issuance of shares for cash in connection with any rights issue and (2) the issuance of shares for cash, if the issuance is limited to up to 10% of a company's issued ordinary share capital, provided that 5% is only to be used for the purposes of financing (or refinancing, if the refinancing is announced within six months after the original transaction) a transaction that a company's board of directors determines to be an acquisition or a specified capital investment (for these purposes, a specified capital investment generally means one or more specific capital investment related uses for the proceeds of an issuance of equity securities). In order to preserve the Board's capacity to implement acquisitions and capital raising activities, we are seeking the full customary 10% authority. It is also customary practice for such authority to be limited to a period of 12 to 18 months. Therefore, in accordance with customary practice in Ireland, we are seeking this authority for a period expiring 18 months from the passing of this resolution, unless otherwise varied, renewed or revoked. We expect to continue to propose renewal of this authorization on a regular basis at our annual general meetings in subsequent years.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish customary practice. Similar to the authorization sought for Proposal 5, this authority is fundamental to our business and, if applicable, will facilitate our ability to fund or to refinance the funding of acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board the authority to issue shares in the manner already permitted under our Articles of Association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

As required under Irish law, the resolution in respect of Proposal 6 is a special resolution that requires the affirmative vote of at least 75% of the votes cast. In addition, under Irish law, the Board may only be authorized to opt-out of pre-emption rights if it is authorized to issue shares, which authority is being sought in Proposal 5.

The text of the resolution in respect of Proposal 6 is as follows:

"As a special resolution, that, subject to the passing of the resolution in respect of Proposal 5 as set out above and with effect from the passing of this resolution, the directors be and are hereby empowered pursuant to section 1023 of the Companies Act 2014 to allot equity securities (as defined in section 1023 of that Act) for cash, pursuant to the authority conferred by Proposal 5 as if sub-section (1) of section 1022 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and

(b) the allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $7,151.30 (65,892,735 shares) (being equivalent to approximately 10% of the aggregate nominal value of the issued ordinary share capital of the Company as of December 6, 2022 (the latest practicable date before this proxy statement)) and provided further that, with respect to equity securities up to an aggregate nominal value of $3,575.65 (32,946,367 shares) (being equivalent to approximately 5% of the aggregate nominal value of the issued ordinary share capital of the Company as of December 6, 2022 (the latest practicable date before this proxy statement)), such allotments are to be used only for the purposes of financing (or refinancing, if the allotment is announced within six months after the original transaction) a transaction which the Board determines to be an acquisition or specified capital investment.

and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."



The Board recommends that you vote **"FOR"** granting the Board authority to opt-out of pre-emption rights under Proposal 6.

Proposal 7: Determine Price Range for Re-Allotment of Treasury Shares

Our historical open-market share repurchases and other share buyback activities result in some of our ordinary shares being returned as treasury shares. Our executive compensation program, the 2010 Employee Share Purchase Program, the 2010 Share Incentive Plan and our other compensation programs make use of treasury shares that we acquire through our various share buyback activities.

Under Irish law, our shareholders must authorize the price range at which Accenture plc may re-allot any shares held in treasury as new shares of Accenture plc. In this proposal, that price range is expressed as a percentage of the minimum and maximum of the closing market price on the day preceding the day on which the relevant share is re-allotted. Irish law requires that this authorization be renewed by our shareholders every 18 months, and we therefore expect that it will continue to be proposed at subsequent annual general meetings.

The authority being sought from our shareholders provides that the minimum and maximum prices at which a treasury Class A ordinary share may be re-allotted are 95% (or nominal value where the re-allotment of treasury shares is required to satisfy an obligation under any compensation program (including any share scheme or option scheme)) and 120%, respectively, of the closing market price of the Class A ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted, except as described below. Any re-allotment of treasury shares will only be at price levels that the Company considers to be in the best interests of our shareholders.

As required under Irish law, the resolution in respect of Proposal 7 is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of Proposal 7 is as follows:

"As a special resolution, that the re-allotment price range at which any treasury Class A ordinary shares for the time being held by Accenture plc may be re-allotted shall be as follows:

(a) The maximum price at which a treasury Class A ordinary share may be re-allotted shall not be more than 120% of the closing price on the New York Stock Exchange for shares of that class on the day preceding the day on which the relevant share is re-allotted by Accenture plc.

(b) The minimum price at which a treasury Class A ordinary share may be re-allotted shall be the nominal value of the share where such a share is required to satisfy an obligation under any compensation program (including any share scheme or option scheme) operated by Accenture plc or, in all other cases, not less than 95% of the closing price on the New York Stock Exchange for shares of that class on the day preceding the day on which the relevant share is re-allotted by Accenture plc.

(c) The re-allotment price range as determined by paragraphs (a) and (b) shall expire 18 months from the date of the passing of this resolution, unless previously varied, revoked or renewed in accordance with the provisions of Section 109 and/or 1078 of the Companies Act 2014."

 The Board recommends that you vote **"FOR"** the determination of the price range at which Accenture plc can re-allot shares that it acquires as treasury shares.

Questions and Answers

Questions and Answers About the Annual Meeting

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of proxies to be voted at the Annual Meeting. We either (1) mailed you a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") notifying each shareholder entitled to vote at the Annual Meeting how to vote and how to electronically access a copy of this proxy statement and our Annual Report for the fiscal year ended August 31, 2022 (referred to as the "Proxy Materials") or (2) mailed you a paper copy of the Proxy Materials and a proxy card in paper format. You received these Proxy Materials because you were a shareholder of record as of the close of business on December 6, 2022. If you have not received, but would like to receive, a paper copy of the Proxy Materials and a proxy card in paper format, you should follow the instructions for requesting such materials contained in the Notice of Internet Availability.

What is the date, time and location of the Annual Meeting?

We will hold the Annual Meeting at 1:30 pm local time on Wednesday, February 1, 2023, at The Dock, located at 7 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland, subject to any adjournments or postponements. For directions to the meeting, you may contact our General Counsel and Corporate Secretary, c/o Accenture, 500 W Madison, Chicago, Illinois 60661, USA.

Who is entitled to vote?

The Board has set December 6, 2022 as the record date for the Annual Meeting. All persons who were registered holders of Accenture plc's Class A ordinary shares and/or Class X ordinary shares at the close of business on that date are shareholders of record for the purposes of the Annual Meeting and will be entitled to receive notice of, and to attend and vote at, the Annual Meeting. Beneficial owners who, at the close of business on the record date, held their shares in an account with a broker, bank or other holder of record generally cannot vote their shares directly and instead must instruct the record holder how to vote their shares.

As of the close of business on the record date, there were 658,388,513 Class A ordinary shares outstanding (which includes 28,648,371 shares held by Accenture) and 498,837 Class X ordinary shares outstanding. Class A ordinary shares held by Accenture may not be voted and, accordingly, will have no impact on the outcome of any vote of the shareholders of Accenture plc. Each shareholder of record is entitled to one vote per Class A ordinary share and one vote per Class X ordinary share on each matter submitted to a vote of shareholders. Holders of Class A ordinary shares and Class X ordinary shares will vote together, and not as separate classes, on all matters being considered at the Annual Meeting. Your shares will be represented if you attend and vote at the Annual Meeting or if you submit a completed proxy by the voting deadlines set forth below. At the close of business on the record date, Accenture plc did not have any non-voting shares in issue.

How do I vote?

Registered shareholders (that is, shareholders who hold their shares directly with our transfer agent, Computershare) can vote in any of the following ways:

- **By Telephone:** Call 1 (800) 690-6903 from the United States. You will need to use the 16-digit control number you were provided on your proxy card or Notice of Internet Availability, and follow the instructions given by the voice prompts.

- **Via the Internet:** Go to www.proxyvote.com to vote via the Internet using the 16-digit control number you were provided on your proxy card or Notice of Internet Availability. You will need to follow the instructions on the website.

- **By Mail:** If you received a paper copy in the mail of the Proxy Materials and a proxy card, you may mark, sign, date and return your proxy card in the enclosed postage-paid envelope. You may also appoint a proxy to attend, speak and vote your shares at the Annual Meeting by submitting the proxy card (or proxy form set out in section 184 of the Companies Act 2014) and delivering such proxy to the General Counsel and Corporate Secretary at Accenture plc, 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland. The proxy need not be a registered shareholder. Proxies must be received by the deadlines set forth below under "What are the deadlines to submit my vote?"

If you sign and return your proxy, but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board as described in this proxy statement. If any other matters are properly brought up at the Annual Meeting (other than the proposals contained in this proxy statement), then the named proxies will have the authority to vote your shares on those matters in accordance with their discretion and judgment. The Board currently does not know of any matters to be raised at the Annual Meeting other than the proposals contained in this proxy statement.

If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.

- **By Scanning the QR Code:** Scan the QR Code located on your proxy card or Notice of Internet Availability to access www.proxyvote.com and vote your shares online. Additional software may be required for scanning.

- **In Person:** Attend the Annual Meeting in Dublin or send a personal representative with an appropriate proxy to vote by poll card at the meeting. Please contact our General Counsel and Corporate Secretary, c/o Accenture, 500 W Madison, Chicago, Illinois 60661, USA, for additional information about sending a personal representative on your behalf. For information about how to attend the Annual Meeting, please see "What do I need to be admitted to the Annual Meeting?" below.

If I am a beneficial owner of shares held in street name, how do I vote?

If your shares are held beneficially in the name of a bank, broker or other holder of record (sometimes referred to as holding shares "in street name"), you will receive instructions from the holder of record that you must follow in order for your shares to be voted. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker or other holder of record that holds your shares, and bring it, or other evidence of stock ownership, with you to the meeting.

If I am a current or former Accenture employee with employee plan shares held by UBS Financial Services, Inc., how do I vote?

If you are a current or former Accenture employee with shares received through our employee plans and held by UBS Financial Services, Inc. ("UBS"), you may receive one proxy card that covers the shares held for you by UBS, as well as any other shares registered directly in your name. You may submit one proxy for all of these shares via the Internet, by telephone or by mail in the same manner as described above for registered shareholders. If you vote your plan shares by 11:59 pm EST on January 29, 2023, UBS will vote the shares as you have directed.

It is important that you direct UBS how to vote your shares. If voting instructions are not received on time by UBS, UBS will not vote your shares on proposals for which brokers do not have discretionary authority to vote. UBS will, however, vote your shares on proposals for which brokers have discretionary authority to vote in the same proportion as the plan shares with respect to which voting instructions for such proposals were received by UBS on a timely basis.

Participants with shares received through employee plans may attend the Annual Meeting by following the instructions in the section "What do I need to be admitted to the Annual Meeting?" below. Shares held through UBS, however, can only be voted as described in this section and cannot be voted at the meeting.

What are the deadlines to submit my vote?

The deadlines to submit your votes for the Annual Meeting are set forth below.

Internet
Visit www.proxyvote.com
Votes cast by Internet must be received by 11:59 pm EST on **January 31, 2023***



Mail
Mail your proxy card
Votes cast by mail must be received by 11:59 pm EST on **January 31, 2023***



Telephone
Call 1 (800) 690-6903
Votes cast by **phone** must be received by 11:59 pm EST on **January 31, 2023***



QR Code
Scan the QR Code
Votes cast by **scanning the QR Code** must be received by 11:59 pm EST on **January 31, 2023***



* For current and former employees who are voting employee plan shares held by UBS, your proxy must be received by 11:59 pm EST on January 29, 2023. Beneficial owners of shares held in street name should refer to information from your bank, broker or nominee on how to submit voting instructions.

Can I revoke my proxy or change my vote after I have voted?

Yes. If you are a registered shareholder and previously voted by Internet, telephone, scanning a QR Code or mail, you may revoke your proxy or change your vote by:

- voting at a later date by Internet, telephone or scanning the QR code as set forth above before the closing of those voting facilities at 11:59 pm EST on January 31, 2023;

- mailing a proxy card (or form of proxy set out in section 184 of the Companies Act 2014) that is properly signed and dated with a later date than your previous vote and that is received no later than 11:59 pm EST on January 31, 2023;

- attending the Annual Meeting in Dublin and submitting a new poll card during the meeting; or

- sending a written notice of revocation to our General Counsel and Corporate Secretary, c/o Accenture, 500 W Madison, Chicago, Illinois 60661, USA, which must be received before the commencement of the Annual Meeting.

If you are a current or former employee and your employee plan shares are held by UBS, you may revoke your proxy and change your vote by voting at a later date by Internet, telephone or mail if you do so no later than 11:59 pm EST on January 29, 2023. You cannot revoke and change your proxy with respect to your employee plan shares after that date, and you cannot revoke and vote your plan shares in person at the Annual Meeting.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorized proxy.

What do I need to be admitted to the Annual Meeting?

For shareholders who plan to attend the Annual Meeting, at the entrance to the Annual Meeting in Dublin, we will request to see your admission ticket and valid photo identification, such as a driver's license or passport. We encourage you to request an admission ticket for the Annual Meeting in advance. You may request admission tickets by visiting www.proxyvote.com and following the instructions provided. You will need the 16-digit control number included on your proxy card, voter instruction form or Notice of Internet Availability. If you do not request an admission ticket in advance, we will need to determine if you owned ordinary shares on the record date by:

- asking to review evidence of your share ownership as of December 6, 2022, such as your brokerage statement. You must bring such evidence with you in order to be admitted to the meeting; or

- verifying your name and share ownership against our list of registered shareholders.

If you are acting as a proxy, we will need to review a valid written legal proxy signed by the registered owner of the ordinary shares granting you the required authority to attend the meeting and vote such shares.

What constitutes a quorum?

In order to establish a quorum at the Annual Meeting there must be at least three shareholders present in person or by proxy who have the right to attend and vote at the meeting and who together hold shares representing more than 50% of the votes that may be cast by all shareholders of record. For purposes of determining a quorum, abstentions and broker "non-votes" are counted as present.

How are votes counted?

You may vote "FOR", "AGAINST" or "ABSTAIN" with respect to each of the proposals presented (except Proposal 3 with respect to which you may vote "ONE YEAR," "TWO YEARS," "THREE YEARS" or "ABSTAIN"). A vote "FOR" will be counted in favor of the proposal or respective director nominee and a vote "AGAINST" will be counted against each proposal or respective nominee. An "ABSTAIN" vote will not be counted "FOR" or "AGAINST" and will have no effect on the voting results for any of the proposals in this proxy statement. With respect to Proposal 3, because it is possible that none of the options would receive majority of the votes cast, the frequency with the highest number votes will be considered to be the frequency that our shareholders approved. Broadridge Investor Communication Solutions, Inc. will act as our Inspector of Election at the Annual Meeting and assist us in tabulating the votes.

What is a "broker non-vote"?

If you are a beneficial owner whose shares are held of record by a broker, we encourage you to instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. This is called a "broker non-vote". Your broker will, however, still be able to register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum and will be able to vote on proposals for which the broker has discretionary authority to vote.

What is the voting standard for each of the proposals discussed in the proxy statement?

The chart below summarizes the voting standards and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual Meeting.

Proposals	Board Recommendation	Voting Standard	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1. Appointment of Directors	FOR each nominee	Majority of Votes Cast	No	No effect	No effect
2. Advisory Vote on Executive Compensation	FOR	Majority of Votes Cast	No	No effect	No effect
3. Advisory Vote on the Frequency of Future Votes to Approve Executive Compensation	ONE YEAR	Majority of Votes Cast	No	No effect	No effect
4. Ratify the Appointment and Approve Remuneration of Auditor	FOR	Majority of Votes Cast	Yes	N/A	No effect
5. Grant Board Authority to Issue Shares	FOR	Majority of Votes Cast	Yes	N/A	No effect
6. Grant Board Authority to Opt-Out of Pre-emption Rights	FOR	75% of Votes Cast	Yes	N/A	No effect
7. Determine Price Range for the Re-Allotment of Treasury Shares	FOR	75% of Votes Cast	Yes	N/A	No effect

There is no cumulative voting in the appointment of directors. The appointment of each director nominee will be considered and voted upon as a separate proposal. Proxies cannot be voted for a greater number of persons than the number of nominees named. If the proposal for the appointment of a director nominee does not receive the required majority of the votes cast, then the director will not be appointed and the position on the Board that would have been filled by the director nominee will become vacant. The Board has the ability to fill the vacancy upon the recommendation of its Nominating, Governance & Sustainability Committee, in accordance with Accenture plc's Articles of Association, subject to re-appointment by Accenture plc's shareholders at the next annual general meeting of shareholders.

Who will pay for the cost of this proxy solicitation?

Accenture will bear the costs of soliciting proxies from the holders of our Class A ordinary shares and Class X ordinary shares. Proxies may be solicited on our behalf by our directors, officers and other selected Accenture employees telephonically, electronically or by other means of communication, and by Morrow Sodali LLC, whom we have hired to assist in the solicitation of proxies. Directors, officers and employees who help us in the solicitation will not be specially compensated for those services, but they may be reimbursed for their out-of-pocket expenses incurred in connection with the solicitation. Morrow Sodali LLC will receive a fee of $25,000, plus reasonable out-of-pocket costs and expenses, for its services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending the materials to beneficial owners.

Additional Information

Additional Information

Availability of Materials

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual General Meeting of Shareholders to Be Held on February 1, 2023: The proxy statement, our Annual Report for the fiscal year ended August 31, 2022 and our Irish financial statements are available free of charge at www.proxyvote.com.

Householding of Shareholder Documents

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements with respect to two or more shareholders sharing the same address by delivering a single annual report and proxy statement or a single notice of internet availability of proxy materials addressed to those shareholders. This process, which is commonly referred to as "householding", reduces the volume of duplicate information received at households and helps to reduce costs and environmental impact. While the Company does not household, a number of brokerage firms with account holders who are Accenture shareholders have instituted householding. Once a shareholder has consented or receives notice from his or her broker that the broker will be householding materials to the shareholder's address, householding will continue until the shareholder is notified otherwise or until one or more of the shareholders revokes his or her consent. If your Notice of Internet Availability or your annual report and proxy statement, as applicable, have been household and you wish to receive separate copies of these documents now and/or in the future, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, you may notify your broker. You can also request and the Company will promptly deliver a separate copy of the Notice of Internet Availability or the Proxy Materials by writing or calling our Investor Relations Group at the following address, telephone number or e-mail address: Accenture, Investor Relations, 395 Ninth Avenue, 60th Floor, New York, NY 10001, USA; telephone number, +1 (703) 948-5150 in the United States and Puerto Rico, and +(353) (1) 407-8203 outside the United States and Puerto Rico; or e-mail, investor.relations@accenture.com.

Submission of Future Shareholder Proposals

Our annual general meeting of shareholders for 2024 is expected to be held in January 2024. In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 to be included in the proxy statement for that meeting must be received by us by August 15, 2023. If you would like to submit a shareholder proposal to be included in those proxy materials, you should send your proposal to our General Counsel and Corporate Secretary, c/o Accenture, 500 W Madison, Chicago, Illinois 60661, USA. In order for your proposal to be included in the proxy statement, the proposal must comply with the requirements established by the SEC and our Articles of Association.

Pursuant to our Articles of Association, a shareholder must give notice of any intention to propose a person for appointment as a director not less than 120 nor more than 150 days before the first anniversary of the date of the proxy statement for our prior year's annual general meeting ("traditional advance notice"). In addition, shareholders have the right, subject to certain terms and conditions, to have their nominee included in our proxy materials for the applicable Annual Meeting ("proxy access"). Subject to our Articles of Association, any notice of an intention to nominate a person for appointment as a director pursuant to traditional advance notice or proxy access must be received by our General Counsel and Corporate Secretary on or after July 16, 2023 but no later than August 15, 2023. Unless a shareholder who wishes to present a proposal at the Annual Meeting (other than a proposal to appoint a person as a director outlined above) outside the processes of Rule 14a-8 of the Exchange Act has submitted such proposal to us by the close of business on October 29, 2023, subject to applicable rules, we will have discretionary authority to vote on any such proposal with respect to all proxies submitted to us even when we do not include in our proxy statement advice on the nature of the matter and how we intend to exercise our discretion to vote on the matter. In addition to satisfying the deadlines in the traditional advance notice provisions of our Articles of Association, a shareholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 to our General Counsel and Corporate Secretary no later than December 3, 2023.

Irish law currently provides that shareholders holding 10% or more of the total voting rights may request that the directors call an extraordinary general meeting at any time. The shareholders who wish to request an extraordinary general meeting must deliver to Accenture's principal executive office a written notice, signed by the shareholders requesting the meeting and stating the purposes of the meeting. If the directors do not, within 21 days of the date of delivery of the request, proceed to convene a meeting to be held within two months of that date, those shareholders (or any of them representing more than half of the total voting rights of all of them) may themselves convene a meeting, but any meeting so convened cannot be held after the expiration of three months from the date of delivery of the request. These provisions of Irish law are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement under the rules of the SEC.

About Accenture

Accenture is a leading global professional services company that helps the world's leading businesses, governments and other organizations build their digital core, optimize their operations, accelerate revenue growth and enhance citizen services—creating tangible value at speed and scale. We are a talent and innovation led company with over 721,000 people serving clients in more than 120 countries. Technology is at the core of change today, and we are one of the world's leaders in helping drive that change, with strong ecosystem relationships. We combine our strength in technology with unmatched industry experience, functional expertise and global delivery capability. We are uniquely able to deliver tangible outcomes because of our broad range of services, solutions and assets across Strategy & Consulting, Technology, Operations, Industry X and Accenture Song. These capabilities, together with our culture of shared success and commitment to creating 360° value, enable us to help our clients succeed and build trusted, lasting relationships. We measure our success by the 360° value we create for our clients, each other, our shareholders, partners and communities.

Accenture plc is organized under the laws of Ireland and maintains its principal executive office in Ireland at 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland. Our telephone number in Ireland is +(353) (1) 646-2000. You may contact our Investor Relations Group by telephone in the United States and Puerto Rico +1 (703) 948-5150 and outside the United States and Puerto Rico at +(353) (1) 407-8203; by e-mail at investor.relations@accenture.com; or by mail at Accenture, Investor Relations, 395 Ninth Avenue, 60th Floor, New York, NY 10001, USA.

Our website address is www.accenture.com. We use our website as a channel of distribution for company information. We make available free of charge on the Investor Relations section of our website (https://investor.accenture.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to section 13(a) or 15(d) of the Exchange Act. We also make available other reports filed with or furnished to the SEC under the Exchange Act through our website, including our proxy statements and reports filed by officers and directors under section 16(a) of the Exchange Act, as well as our Code of Business Ethics, our Corporate Governance Guidelines and the charters of each of the Board's committees. **You may request any of these materials and information in print free of charge by contacting our Investor Relations Group at Accenture, Investor Relations, 395 Ninth Avenue, 60th Floor, New York, NY 10001, USA. We do not intend for information contained on our website to be part of this proxy statement.**

In addition, the SEC maintains an Internet site (https://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Accenture, that file electronically with the SEC. Copies of materials we file with the SEC may be reviewed on and printed from the SEC website.

Reconciliation of GAAP Measures to Non-GAAP Measures

In this proxy statement, Accenture discloses the following non-GAAP financial measures:

- **Revenues.** Percentage changes in revenues on a local currency basis. Financial results in local currency are calculated by restating current-period activity into U.S. dollars using the comparable prior-year period's foreign currency exchange rates. This approach is used for all results where the functional currency is not the U.S. dollar. Accenture's management believes that information regarding changes in its revenues that excludes the effect of fluctuations in foreign currency exchange rates facilitates meaningful comparison of its revenues.

- **Earnings Per Share.** Earnings per share for fiscal 2021 and fiscal 2020, excluding gains related to our investment in Duck Creek Technologies. Accenture's management believes that information regarding the effects of the investment gains facilitates understanding as to both the impact of these items and Accenture's financial performance.

- **Free Cash Flow.** Free cash flow (defined as operating cash flow net of property and equipment additions). Accenture's management believes that this information provides meaningful additional information regarding Accenture's liquidity.

While Accenture's management believes that this non-GAAP financial information is useful in evaluating Accenture's operations, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

Reconciliation of GAAP Measures to Non-GAAP Measures

(in thousands of U.S. dollars, except per share amounts)	Year Ended August 31, 2021		
	As Reported (GAAP)	Investment Gains[1]	Adjusted (Non-GAAP)
Income before income taxes	$7,761,116	($271,009)	$7,490,107
Income tax expense	1,770,571	(41,440)	1,729,131
Net income	$5,990,545	($229,569)	$5,760,976
Effective tax rate	22.8%		23.1%
Diluted earnings per share	$9.16	($0.36)	$8.80

(1)   Represents gains related to our investment in Duck Creek Technologies.

(in thousands of U.S. dollars, except per share amounts)	Year Ended August 31, 2020		
	As Reported (GAAP)	Investment Gains[1]	Adjusted (Non-GAAP)
Income before income taxes	$6,774,331	($332,074)	$6,442,257
Income tax expense	1,589,018	(52,407)	1,536,611
Net income	$5,185,313	($279,667)	$4,905,646
Effective tax rate	23.5%		23.9%
Diluted earnings per share	$7.89	($0.43)	$7.46

(1)   Represents gains related to our investment in Duck Creek Technologies.

Forward-looking Statements & Website References

This proxy statement contains forward-looking statements within the meaning of section 27A of the Securities Act, as amended, and section 21E of the Exchange Act. Words such as "may," "will," "should," "likely," "expects," "anticipates," "aspires," "intends," "believes," "estimates," "positioned," "continues," "maintain," "remain," "goal," "target," "plan," "recurring" and similar expressions are used to identify these forward-looking statements. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. For a more detailed discussion of these factors, see the information under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent Form 10-K filed with the SEC. Our forward-looking statements speak only as of the date of this proxy statement or as of the date they are made, and we undertake no obligation to update them, notwithstanding any historical practice of doing so. Forward-looking and other statements in this document may also address our corporate responsibility progress, plans, and goals (including environmental and inclusion & diversity matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company's filings with the SEC. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. We caution you that these statements are not guarantees of future performance, nor promises that goals or targets will be met, and are subject to numerous and evolving risks and uncertainties that we may not be able to predict or assess. In some cases, we may determine to adjust our commitments, goals or targets or establish new ones to reflect changes in our business, operations or plans.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

December 13, 2022

Awards & Recognition

Ad Age A-List Awards
13 consecutive years on list; Agency of the Year in 2021

AVTAR/Seramount
Best Companies for Women in India for 7 consecutive years; Hall of Fame since 2020

AVTAR/Seramount
Most Inclusive Companies Index in India for 4 consecutive years

Bloomberg Gender-Equality Index
Highest-scoring company in 2022, marking 5 consecutive years on list

BrandZ Most Valuable Global Brands
Increased brand value 28% to $82.6B, ranked No. 26, marking 17 consecutive years on list

Business Today India's Best Companies to Work For
No. 4, among Top 10 for 11 consecutive years

CDP Climate Change A List
Among top-scoring companies for 7 years

Disability Equality Index
Among top-scoring companies for 6 consecutive years; Top Corporation for Disability-Owned Businesses in 2022

DiversityInc Top 50 Companies for Diversity in the U.S.
No. 1, marking 16 consecutive years on list; to be named to Hall of Fame in 2023

Dow Jones Sustainability Index North America
18 consecutive years

Ethisphere World's Most Ethical Companies
15 consecutive years

Forbes Global 2000
No. 183, marking 19 consecutive years on list

FORTUNE and Great Place to Work® World's Best Workplaces™
No. 17 among 25 companies

FORTUNE Global 500
No. 268, marking 21 consecutive years on list

FORTUNE Most Powerful Women
Chair & CEO Julie Sweet No. 2 on first-ever global list

FORTUNE World's Most Admired Companies
No. 1 in our industry for 9 years, No. 33 overall, marking 20 consecutive years on list

FTSE4Good Global Index
Since 2005

Human Rights Campaign Corporate Equality Index
Received top score in Argentina, Brazil, Chile, Mexico and U.S.

Interbrand Best Global Brands
Increased brand value 15% to $20.41B, ranked No. 31, marking 21 consecutive years on list

JUST Capital America's Most JUST Companies
Top 20 for 3 years, marking 6 consecutive years on list

Minshu Top Employers in Japan
No. 1 in our industry, No. 13 overall, 7 consecutive years on list

Nikkei Leading Management Consultants in Japan
Among highest rated, inaugural year

Refinitiv Diversity & Inclusion Index
No. 1 for 3 out of the last 5 years

The Times Top 50 Employers for Women in the U.K.
Recognized for 7 consecutive years

Wall Street Journal Management Top 250
One of 7 "All-Stars" in 2022; marking 6 consecutive years on list

Women's Career Index (FKi) in Germany
No. 1 for 4 consecutive years

Workplace Pride Global Benchmark
7 consecutive years on list